As filed with the Securities and Exchange Commission on April 10, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ovid Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-5270895
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1460 Broadway, Suite 15044

New York, New York 10036

(646) 661-7661

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeremy M. Levin, DPhil, MB BChir

Chief Executive Officer

Ovid Therapeutics Inc.

1460 Broadway, Suite 15044 New York, New York 10036

(646) 661-7661

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura A. Berezin Divakar Gupta Robert W. Phillips Jaime L. Chase Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Yaron Werber, MD Chief Business and Financial Officer Ovid Therapeutics Inc. 1460 Broadway, Suite 15044 New York, New York 10036 (646) 661-7661	Mitchell S. Bloom Edwin M. O’Connor Seo Salimi Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Common stock, $0.001 par value per share	$86,250,000	$9,997

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. Includes the offering price of additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 10, 2017

PRELIMINARY PROSPECTUS

             Shares

Common Stock

This is the initial public offering of shares of our common stock. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price to be between $        and $        per share of common stock.

We have granted the underwriters an option to purchase up to             additional shares of common stock to cover over-allotments, if any.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “OVID.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements for this prospectus and future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds to Ovid Therapeutics Inc. (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 148 for additional information regarding underwriter compensation.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on                 , 2017 through the book-entry facilities of The Depository Trust Company.

Citigroup	Cowen and Company

William Blair	JMP Securities

                    , 2017

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Our name “Ovid Therapeutics,” the Ovid logo, BoldMedicine and other trademarks, trade names or service marks of Ovid Therapeutics Inc. appearing in this prospectus are the property of Ovid Therapeutics Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Ovid,” “Ovid Therapeutics,” “the company,” “we,” “us,” “our” and similar references in this prospectus refer to Ovid Therapeutics Inc.

Overview

We are a biopharmaceutical company focused exclusively on developing impactful medicines for patients and families living with rare neurological disorders. We believe these disorders represent an attractive area for drug development as the understanding of the underlying biology has grown meaningfully over the last few years; yet has remained underappreciated by the industry. Our experienced team began with a vision to integrate the biology and symptomology of rare neurological conditions to employ innovative research and clinical strategies for the development of our drug candidates. Using recent scientific advances in genetics and the biological pathways of the brain, we have created a proprietary map of disease-relevant pathways to identify and acquire novel compounds for the treatment of rare neurological disorders. We are executing on our strategy by in-licensing and collaborating with leading biopharmaceutical companies and academic institutions. We are developing a robust pipeline of clinical assets with an initial focus on neurodevelopmental disorders and rare epileptic encephalopathies. Our most advanced candidate, OV101, has commenced a Phase 2 trial, which is primarily a safety trial that is designed to provide proof-of-concept on efficacy parameters, in adults with Angelman syndrome. OV101 has also commenced a Phase 1 trial in adolescents with Angelman syndrome or Fragile X syndrome. Our second lead drug candidate, OV935, is expected to commence a Phase 1b/2a trial in rare epileptic encephalopathies in 2017.

The Ovid Approach

The Ovid approach to drug development for rare neurological disorders is scientifically driven, patient focused and business development oriented.

•	Scientifically Driven – We are building our portfolio based on the existence of clear biological rationales, including a focus on disorders that have, where possible, a direct genetic linkage.

•

Patient Focused – We are highly focused on the patient communities affected by the rare neurological disorders we are addressing. We aim to develop close relationships with patients, caregivers, families, disease foundations and key opinion leaders to better understand the history of these disorders, raise awareness, identify patients and facilitate enrollment of clinical trials.

•

Business Development Oriented – Through the in-licensing or partnering of drug candidates, we maintain a highly focused and disciplined business development effort aimed at securing relevant assets in each of our selected rare neurological disorders.

Our Pipeline

The following table sets forth the status and mechanism of action of our drug candidates:

*	Also known as TAK-935 under a co-development program with Takeda Pharmaceutical Company Limited pursuant to a license and collaboration agreement.

OV101

We are developing OV101, our most advanced drug candidate, for the treatment of Angelman syndrome and Fragile X syndrome, two neurodevelopmental disorders that are characterized by similar symptoms due to decreased tonic inhibition. Angelman syndrome and Fragile X syndrome have overlapping symptoms, including sleep disorder, aberrant behavior, anxiety and cognitive or intellectual disabilities. Both of these disorders are typically diagnosable in early childhood and require full-time care for the patients affected.

Our development plan for OV101 highlights our ability to translate new scientific insights into drug candidates that target an unexplored disease-relevant pathway. OV101 targets diminished tonic inhibition, a neurological signaling abnormality that has been identified as a potential central cause of the symptoms seen in a number of disorders of the brain. We believe modulating tonic inhibition may have a meaningful clinical impact in patients with certain rare neurodevelopmental disorders, including Angelman syndrome and Fragile X syndrome. Specifically, OV101 is a differentiated selective GABA agonist. Gamma aminobutyric acid, or GABA, is an inhibitory neurotransmitter that plays a role in anxiety, sleep, seizures, motor functions and certain other brain functions. Certain GABA receptors contain a specific domain called the d (delta) subunit, which is responsible for tonic inhibition. OV101 specifically modulates tonic inhibition in a novel manner through the signaling of the d subunit. We believe that OV101, which we acquired from H. Lundbeck A/S, or Lundbeck, is the only drug candidate in development with this mechanism of action. See section titled “Business—License and Collaboration Agreement—License Agreement with H. Lundbeck A/S” for additional information. Although the FDA has not yet made any determination regarding the safety and efficacy of OV101, in previously conducted clinical trials in primary insomnia enrolling over 4,000 adults, OV101 was observed to have favorable safety and oral bioavailability profiles. Success in these previous trials does not ensure that our clinical trials in OV101 will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of OV101. We have commenced a Phase 2 trial of OV101, which is primarily a safety trial that is designed to provide proof-of-concept on efficacy parameters, in adults with Angelman syndrome and a Phase 1 trial in adolescents with either Angelman syndrome or Fragile X syndrome. In September 2016, the U.S. Food and Drug Administration, or the FDA, granted orphan drug designation for OV101 for the treatment of Angelman syndrome.

OV935

In January 2017, we entered into an agreement with Takeda Pharmaceutical Company Limited, or Takeda, to collaborate in the development and commercialization of its compound, TAK-935, which we refer to as OV935. OV935 is a potent, highly selective inhibitor of the enzyme cholesterol 24-hydroxylase, or CH24H. We believe, if approved, OV935 has the potential to become a first-in-class inhibitor of CH24H. CH24H is predominantly expressed in the brain, where it plays a central role in cholesterol homeostasis. We believe that by down-regulating the excitatory signals involved in epilepsy, OV935 offers the possibility not only to suppress seizures, as was observed in preclinical studies, but also to modulate the underlying biological pathways that lead to the development of seizures. This may offer the possibility of a long-term, disease-modifying therapy. OV935 has completed four Phase 1 trials demonstrating favorable tolerability at doses that are believed to be therapeutically relevant. Observations in these prior clinical trials are not based on the FDA’s assessment and successful prior trial results do not indicate that OV935 will achieve favorable results in any later stage trials or that the FDA will ultimately determine that OV935 is effective for purposes of granting marketing approval. We are initially targeting OV935 for epileptic encephalopathies with high unmet medical need and expect to commence a Phase 1b/2a proof-of-concept trial in patients with Dravet syndrome, Lennox-Gastaut syndrome and Tuberous Sclerosis Complex in 2017.

Intellectual Property and Manufacturing

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our current and future drug candidates, novel discoveries, product development technologies and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, copyright protection, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. For example, the proprietary map of disease-relevant biological pathways underlying orphan disorders of the brain that we developed would not be appropriate for patent protection and, as a result, we rely on trade secrets to protect this aspect of our business.

Certain members of our management have broad experience in manufacturing, which we believe may provide a competitive advantage. However, we currently have no manufacturing facilities and we intend to use our collaborators to provide the drug substance supply for our planned clinical trials in OV101 and OV935. We have contracted, or in the case of OV935, will contract, with a third-party contract development and manufacturing organization to manufacture our drug products for our planned clinical trials. We also expect to engage another third party to package, label and distribute our drugs.

Our Leadership

Our management team is a critical component to the execution of our overall strategy and our business model. We have assembled a team with significant experience in translational science, drug evaluation, clinical development, regulatory affairs and business development. The members of our team have been collectively involved in the development and approval of over 20 marketed drugs. We believe that we are particularly well positioned to execute on our business development strategy given the extensive network and breadth of expertise of our Chairman and Chief Executive Officer, Dr. Jeremy Levin, and the other members of our management team. Our management team is supported by our board of directors, which has extensive experience in the biopharmaceutical industry.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors,” including the following:

•	We have a limited operating history, have never generated any revenues from drug sales and have incurred significant operating losses since inception.

•	We anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

•	We will require additional capital to finance our operations, which may not be available on acceptable terms, if at all.

•	We may be required to make significant payments in connection with our licenses of OV101 from Lundbeck and OV935 from Takeda.

•

Our future success is dependent on the successful clinical development, regulatory approval and commercialization of our current and future drug candidates, without which our ability to generate revenue will be adversely affected.

•

Because the results of preclinical studies or earlier clinical trials are not necessarily predictive of future results, our drug candidates may not have favorable results in planned or future studies or trials, or may not receive regulatory approval.

•	Risks associated with the in-licensing or acquisition of drug candidates could cause substantial delays in the preclinical and clinical development of our drug candidates.

•	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•

We are heavily dependent on our relationship with Takeda for the development and commercialization of OV935. Any disruption in our relationship with Takeda could lead to delays in, or the termination of, the development of OV935, which would materially harm our business.

•

If we are unable to obtain and maintain patent protection for our current or any future drug candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on April 1, 2014. Our principal executive offices are located at 1460 Broadway, Suite 15044, New York, New York 10036, and our telephone number is (646) 661-7661. Our corporate website address is www.ovidrx.com. Information contained on, or accessible through, our website is not a part of this prospectus and should not be relied on in determining whether to invest in our common stock. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and we may remain an emerging company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock to be offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock to cover over-allotments, if any), based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, (i) to conduct a Phase 2 STARS trial of OV101 in adults with Angelman syndrome and a Phase 1 trial of OV101 in adolescents with Angelman syndrome or Fragile X syndrome, as well as other future Phase 2 trials in adolescents and pediatrics in these indications, (ii) to conduct a Phase 1b/2a trial of OV935 in patients with rare epileptic encephalopathies, (iii) other ongoing research and development activities related to additional drug candidates and preclinical programs and (iv) to fund the expansion of patient-focused activities, including social media outreach and involvement in patient-focused organizations, for ongoing research and development activities, as well as for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies, although, we have no present commitments or agreements for any specific acquisitions. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“OVID”

The number of shares of our common stock to be outstanding after this offering is based on 42,144,229 shares of common stock outstanding as of December 31, 2016, and excludes:

•	6,423,680 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2016, at a weighted-average exercise price of $3.47 per share;

•

2,247,545 shares of our common stock issuable upon the exercise of outstanding stock options granted between December 31, 2016 and April 10, 2017 at a weighted-average exercise price of $3.95 per share;

•

             shares of our common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2014 Equity Incentive Plan, or the 2014 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”; and

•

             shares of our common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, or ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock as of December 31, 2016 into an aggregate of 17,159,959 shares of our common stock upon the completion of this offering;

•

the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering;

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables set forth our summary statements of operations data for the years ended December 31, 2016 and 2015 and balance sheet data as of December 31, 2016, all of which has been derived from our audited financial statements appearing elsewhere in this prospectus. The following summary financial data should be read with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Year Ended December 31,
	2016	2015

(in thousands, except share and per share data)
Statements of Operations and Comprehensive Loss
Operating Expenses
Research and development	$9,585	$6,612
Selling, general and administrative	12,950	6,578

Total operating expenses	22,535	13,190

Interest income (expense), net	121	30

Loss before income tax	(22,414)	(13,160)
Income taxes	—	—

Net loss and comprehensive loss	$(22,414)	$(13,160)

Net loss attributable to common stockholders	$(22,414)	$(13,160)

Net loss per share attributable to common stockholders	$(1.06)	$(0.63)

Weighted-average common shares outstanding used to compute net loss per share attributable to common stockholders	21,152,977	20,853,388

Unaudited pro forma net loss(1)	$(48,276)

Unaudited pro forma net loss per share attributable to common stockholders(1)	$(1.15)

Unaudited pro forma weighted-average common shares outstanding used to compute net loss per share attributable to common stockholders(1)	42,144,229

(1)	See Note 2 to our notes to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the pro forma net loss, net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$51,940	$51,940	$
Working capital(4)	48,678	48,678
Total assets	53,028	53,028
Total liabilities	3,733	3,733
Common stock	21	42
Convertible preferred stock	17	—
Accumulated deficit	(35,910)	(61,771)
Total stockholders’ equity	49,294	49,294

(1)	The pro forma column reflects the (i) automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 17,159,959 shares of our common stock upon the completion of this offering and (ii) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering.
(2)	The pro forma as adjusted column reflects the pro forma adjustments discussed above and the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(4)	Working capital is defined as current assets less current liabilities. See our financial statements for additional information regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

Since inception in April 2014, we have incurred significant operating losses. Our net loss was $22.4 million and $13.2 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, we had an accumulated deficit of $35.9 million. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. Since inception, we have devoted substantially all of our efforts to research and preclinical and clinical development of our drug candidates, as well as to building out our management team and infrastructure. It could be several years, if ever, before we have a commercialized drug. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•	continue the ongoing and planned preclinical and clinical development of our drug candidates;

•	continue to build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

•	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

•	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	implement operational, financial and management systems; and

•	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

In addition, because of the numerous risks and uncertainties associated with pharmaceutical products and development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase and profitability could be further delayed if we decide to or are required by the U.S. Food and Drug Administration, or FDA, or other regulatory authorities such as the European Medicines Agency, or EMA, to perform studies or trials in addition to those currently expected, or if there are any delays in the development, or in the completion of any planned or future preclinical studies or clinical trials of our current and future drug candidates. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing our current and future drug candidates.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We have a limited operating history and have never generated any revenue from drug sales. Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage company founded in April 2014. Our operations have consumed substantial amounts of cash since our inception, primarily due to organizing and staffing our company, business planning, raising capital, acquiring assets and undertaking the development of OV101. We have not yet demonstrated the ability to complete clinical trials of any of our drug candidates, obtain marketing approvals, manufacture a commercial-scale drug or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had more experience developing drug candidates.

Our ability to generate revenue from drug sales and achieve profitability depends on our ability, alone or with any current or future collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our current and future drug candidates. We do not anticipate generating revenue from drug sales for the next several years, if ever. Our ability to generate revenue from drug sales depends heavily on our, or any current or future collaborators’, success in:

•	timely and successfully completing preclinical and clinical development of our current and future drug candidates;

•	obtaining regulatory approvals for our current and future drug candidates for which we successfully complete clinical trials;

•

launching and commercializing any drug candidates for which we obtain regulatory approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualifying for coverage and adequate reimbursement by government and third-party payors for any drug candidates for which we obtain regulatory approval, both in the United States and internationally;

•

developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our current and future drug candidates that is compliant with current good manufacturing practices, or cGMP;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate amount and quality of drugs and services to support clinical development, as well as the market demand for our current and future drug candidates, if approved;

•

obtaining market acceptance, if and when approved, of our current or any future drug candidate as a viable treatment option by physicians, patients, third-party payors and others in the medical community;

•	effectively addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations pursuant to such arrangements;

•	our ability to obtain and maintain orphan drug exclusivity for any of our current and future drug candidates for which we obtain regulatory approval;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	securing appropriate pricing in the United States, the European Union and other countries.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. We will need to eventually transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

We will require additional capital to finance our operations, which may not be available on acceptable terms, if at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our drug development efforts or other operations.

Our operations have consumed substantial amounts of cash since our inception. We expect our expenses to increase in connection with our ongoing and planned activities, particularly as we continue to develop and commercialize our drug candidates, in addition to costs associated with the acquisition or in-licensing of any additional drug candidates we may pursue. Our expenses could increase beyond expectations if the FDA or other regulatory authorities require us to perform clinical and other studies in addition to those that we currently anticipate. In addition, if we obtain marketing approval for our drug candidates, we expect to incur significant expenses related to manufacturing, marketing, sales and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of December 31, 2016, our cash and cash equivalents was $51.9 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will fund our current operating plans through at least the next 12 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches.

In any event, we will require more capital to pursue additional preclinical and clinical activities, regulatory approval and the commercialization of our current or future drug candidates. Even if we believe we have sufficient capital for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future drug candidates.

If we do not raise additional capital in sufficient amounts, or on terms acceptable to us, we may be prevented from pursuing development and commercialization efforts, which will harm our business, operating results and prospects.

Raising additional capital or acquiring or licensing assets by issuing equity or debt securities may cause dilution to our stockholders, and raising funds through lending and licensing arrangements may restrict our operations or require us to relinquish proprietary rights.

Until such time as we can generate substantial revenue from drug sales, if ever, we expect to finance our cash needs through a combination of equity and debt financings, strategic alliances, and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. To the extent that we issue additional equity securities, our stockholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. In addition, we may issue equity or debt securities as consideration for obtaining rights to additional compounds. For example, in our arrangement with Takeda Pharmaceutical Company Limited, or Takeda, upon the achievement of a certain development milestone, we will be obligated to issue to Takeda additional securities equal to up to 8% of our outstanding capital stock in certain situations which will dilute our stockholders. In addition, further dilution may occur if we elect to issue shares of common stock to Takeda as payment for the remaining potential global commercial and regulatory milestone payments, which aggregate to approximately $35.0 million. For more information, see “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda” and “Business—License and Collaboration Agreements—License and Collaboration Agreement with Takeda.”

Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts, or grant rights to develop and market drug candidates that we would otherwise develop and market ourselves.

We may be required to make significant payments in connection with our licenses of OV101 from Lundbeck and OV935 from Takeda.

We acquired rights to OV101, pursuant to a license agreement with H. Lundbeck A/S, or Lundbeck, in March 2015, or the Lundbeck agreement. Under the Lundbeck agreement, we are subject to significant obligations, including payment obligations upon achievement of specified milestones and royalties on drug sales, as well as other material obligations. We are obligated to pay Lundbeck milestone payments up to an aggregate of $181.0 million upon the achievement of certain development, regulatory and sales milestone events. In addition, we are obligated to pay Lundbeck tiered royalties based on net sales of OV101. If these payments become due under the terms of the Lundbeck agreement, we may not have sufficient funds available to meet our obligations and our development efforts may be harmed.

We also acquired rights to OV935 pursuant to a license and collaboration agreement with Takeda, or the Takeda license agreement, in January 2017. Under the Takeda license agreement, we are obligated to pay Takeda future payments upon achievement of specified milestones. Upon the first patient enrollment in the first Phase 3 trial for the first of the initial indications we and Takeda are focusing on pursuant to the Takeda license agreement, we are obligated to issue to Takeda the number of unregistered shares of our common stock equal to the lesser of (i) 8% of our outstanding capital stock on the issuance date or (ii) $50.0 million divided by the applicable share price, unless certain events occur. In the event such payment would cause Takeda to own over 19.99% of our outstanding capital stock or other events occur, such payment must be paid in cash. The remaining potential global commercial and regulatory milestone payments equal approximately $35.0 million and can be satisfied in cash or unregistered shares of our common stock at our election, unless certain events occur in which Takeda can require us to pay such payments in cash. If these payments become due under the terms of the Takeda license agreement and we can only pay, or choose to pay, these payments in cash, we may not have sufficient funds available to meet our obligations and our development efforts may be harmed.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses since inception and do not expect to become profitable in the near future, if ever. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could negatively impact our future cash flows.

Risks Related to the Development and Commercialization of Our Drug Candidates

Our future success is dependent on the successful clinical development, regulatory approval and commercialization of our current and future drug candidates. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our drug candidates, and our ability to generate revenue will be adversely affected.

We do not have any drugs that have received regulatory approval. Our business is dependent on our ability to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize our current and future drug candidates in a timely manner. Activities associated with the development and commercialization of our current and future drug candidates are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and similar regulatory authorities outside the United States. Failure to obtain regulatory approval in the United States or other jurisdictions will prevent us from commercializing and marketing our current and future drug candidates.

Even if we obtain approval from the FDA and comparable foreign regulatory authorities for our current and future drug candidates, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of that drug candidate or any other drug candidate that we may in-license, develop or acquire in the future.

Furthermore, even if we obtain regulatory approval for our current and future drug candidates, we will still need to develop a commercial organization, establish a commercially viable pricing structure and obtain approval for adequate reimbursement from third-party and government payors. If we are unable to successfully commercialize our current and future drug candidates, we may not be able to generate sufficient revenue to continue our business.

Because the results of preclinical studies or earlier clinical trials are not necessarily predictive of future results, our drug candidates may not have favorable results in planned or future preclinical studies or clinical trials, or may not receive regulatory approval.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a drug candidate. Frequently, drug candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. For instance, although OV101 was observed to have a favorable safety and oral bioavailability profile in previously conducted clinical trials in primary insomnia, OV101 has not been previously tested in human patients with Angelman syndrome and Fragile X syndrome and OV935 has not been tested in patients with rare epileptic encephalopathies and the FDA has not yet made any determination regarding safety and efficacy of either OV101 or OV935 in these indications. The results from preclinical studies of OV101 and OV935 in animal models and the results from the OV101 clinical trials in primary insomnia may not be predictive of the effects of these compounds in human patients with the targeted disease. Our approach of targeting the extrasynaptic GABAA receptor with OV101 and cholesterol 24-hydroxylase with OV935 are both novel and unproven and as such, the cost and time needed to develop OV101 and OV935 is difficult to predict and our efforts may not be successful. If we do not observe favorable results in clinical trials of our drug candidates, we may decide to delay or abandon clinical development of such drug candidate. Any such delay or abandonment could harm our business, financial condition, results of operations and prospects.

Risks associated with the in-licensing or acquisition of drug candidates could cause substantial delays in the preclinical and clinical development of our drug candidates.

Prior to March 2015, we had no involvement with or control over the preclinical and clinical research and development of OV101. We have relied on Lundbeck or its prior licensee to have conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our acquisition of OV101 and having correctly collected and interpreted the data from these trials. If the research and development processes or the results of the development programs prior to our acquisition of OV101 prove to be unreliable, this could result in increased costs and delays in the development of OV101, which could adversely affect any future revenue from this drug candidate.

Similarly, we acquired rights to OV935 from Takeda in January 2017. Because we were not involved in the development of OV935 prior to January 2017, we may experience difficulties in the transition of certain development activities from Takeda and its affiliates to us, which may result in delays in clinical trials, as well as problems in our development efforts, particularly if we do not receive all of the necessary products, information, reports and data from Takeda and its affiliates in a timely manner. Further, we have had no involvement with or control over the preclinical and clinical development of OV935 to date. We have relied on Takeda having conducted such research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, having accurately reported the results of all clinical trials conducted prior to our agreement with Takeda and having correctly collected and interpreted the data from these trials. To the extent any of these has not occurred, expected development time and costs may be increased which could adversely affect any future revenue from this drug candidate.

We may also acquire or in-license additional drug candidates for preclinical or clinical development in the future as we continue to build our pipeline. The risks associated with acquiring or in-licensing current or future drug candidates could result in delays in the commencement or completion of our preclinical studies and clinical trials, if ever, and our ability to generate revenues from our drug candidates may be delayed.

We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the drug candidate for its intended indications. Clinical trials are expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory authorities on trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in opening sites and recruiting suitable patients to participate in our clinical trials;

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imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of drug candidates or after an inspection of our clinical trial operations or trial sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	occurrence of serious adverse events associated with the drug candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Further, clinical endpoints for certain diseases we are targeting, such as Angelman syndrome and Fragile X syndrome, have not been established, and accordingly we may have to develop new modalities or modify existing endpoints to measure efficacy, which may increase the time it takes for us to commence or complete clinical trials. In addition, we believe investigators in this area may be inexperienced in conducting trials in this area due to the current lack of drugs to treat these disorders, which may result in increased time and expense to train investigators and open clinical sites.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future drug sales and regulatory and commercialization milestones. In addition, if we make manufacturing or formulation changes to our drug candidates, we may need to conduct additional testing to bridge our modified drug candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug candidates, if approved, or allow our competitors to bring comparable drugs to market before we do, which could impair our ability to successfully commercialize our drug candidates and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our drug candidates, we may:

•	be delayed in obtaining marketing approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our drug development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, we, the FDA or an institutional review board, or IRB, may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA finds deficiencies in our investigational new drug, or IND, applications or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our drug candidates could be negatively impacted, and our ability to generate revenues from our drug candidates may be delayed.

Angelman syndrome has no FDA-approved treatments, and the clinical endpoints to obtain approval are not well defined.

We intend to seek a broad indication for OV101 to treat Angelman syndrome. However, Angelman syndrome is characterized by a variety of signs and symptoms, such as delayed development, intellectual disability, severe speech impairment, problems with movement and balance, seizures, sleep disorders and anxiety. In order to obtain a broad indication for treatment of Angelman syndrome from the FDA, we would need to demonstrate efficacy on several of the key symptoms of Angelman syndrome. If we fail to do so, our clinical development may be delayed or our label may be limited. In addition, the FDA has not endorsed any primary efficacy endpoints with respect to development of drugs to treat Angelman syndrome. As a result, we must develop acceptable endpoints and seek the FDA’s agreement before seeking approval of OV101. If we fail to reach such an agreement with the FDA as to how to measure efficacy in Angelman syndrome patients in our trials, our clinical development plan will be delayed.

Our primary endpoint in the Phase 2 trial of OV101 in adults with Angelman syndrome is safety. While we are also evaluating indications of efficacy as exploratory endpoints, this is primarily a safety trial that is designed to provide a proof-of-concept on the efficacy parameters. Hence, we do not know whether we will be able to obtain a statistically significant result in any of these exploratory endpoints.

Before we can begin trials for OV101 in adolescents with Angelman syndrome, we will need to complete a Phase 1 pharmacokinetic trial of OV101 initially in adolescents with Angelman syndrome, which may make enrollment and demonstrating efficacy more difficult and time consuming.

The FDA has requested that we obtain certain pharmacokinetic and tolerability data in adolescents prior to enrolling them in our clinical trials. Therefore, we are currently conducting a Phase 2 trial of OV101 initially in adults over the age of 18 with Angelman syndrome. However, genetic testing for Angelman syndrome is fairly new, and most patients who have been conclusively tested for Angelman syndrome are young. Because older patients often do not undergo genetic testing since there are currently no approved therapies for this disorder, we believe that many adult Angelman syndrome patients have not received a confirmed diagnosis of Angelman syndrome. As a result, we may experience difficulties enrolling patients in the trial or we may discover that enrollment takes longer than we anticipate. In addition, certain aspects of Angelman syndrome, such as sleep disturbances, may change with age. As a result, demonstrating a statistically significant and clinical meaningful effect in adults with respect to these symptoms may be more difficult, may take longer or may require more patients than demonstrating an effect in adolescents or pediatric patients.

If we decide to seek approval to treat Angelman syndrome in patients younger than 18, we must include these patients in our clinical trials. However, the FDA may not allow us to enroll children or adolescents in our clinical trials if the pharmacokinetic and tolerability data in these populations are not consistent with the data in adults. If we are unable to enroll children and adolescents in our clinical trials, any approval we receive would be limited to adults, which would significantly reduce the commercial potential of OV101.

We must develop a new formulation of OV101 for use in young children initially, and eventually for infants and toddlers, and we may be unable to successfully develop an appropriate formulation.

Our existing formulation of OV101 is an oral capsule. For use in young pediatric patients, we will need to develop an oral liquid formulation of OV101 or a solid formulation that can be sprinkled on applesauce or similar semi-solid foods. While we have begun developing these formulations, we do not know if our efforts will be successful or if the FDA will agree that the new formulation is comparable to our current formulation. We may experience manufacturing problems such as with solubility or stability or we may discover that the new formulation is less effective than an oral capsule. In addition, we will need to conduct bridging studies to demonstrate that the new formulation is equivalent to our oral capsule, which could result in delays in development and additional costs.

We may not be able to obtain or maintain orphan drug designations or exclusivity for our drug candidates, which could limit the potential profitability of our drug candidates.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for an indication for which it receives the designation, then the drug is entitled to a period of marketing exclusivity that precludes the applicable regulatory authority from approving another marketing application for the same drug for the same indication for the exclusivity period except in limited situations. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

In September 2016, the FDA granted orphan drug designation for OV101 for the treatment of Angelman syndrome. We intend to pursue orphan drug designation for OV101 in additional indications, as well as for OV935 and potential other future drug candidates. Obtaining orphan drug designations is important to our business strategy; however, obtaining an orphan drug designation can be difficult and we may not be successful in doing so. Even if we were to obtain orphan drug designation for a drug candidate, we may not obtain orphan exclusivity and that exclusivity may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same drug for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any drug candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable drug candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

If we are not successful in discovering, developing and commercializing additional drug candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to develop and potentially commercialize a portfolio of drug candidates to treat rare neurological disorders. We intend to do so by in-licensing and entering into collaborations with leading biopharmaceutical companies or academic institutions for new drug candidates. Identifying new drug candidates requires substantial technical, financial and human resources, whether or not any drug candidates are ultimately identified. Our approach to business development, including our efforts to map the biological pathways related to orphan disorders of the brain and our relationships among the pharmaceutical industry, may not result in viable drug candidates for clinical development. Even if we identify drug candidates that initially show promise, we may fail to in-license or acquire these assets and may also fail to successfully develop and commercialize such drug candidates for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential drug candidates;

•	competitors may develop alternatives that render any drug candidate we develop obsolete;

•	any drug candidate we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

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a drug candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a drug candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a drug candidate may not be accepted as safe and effective by physicians, patients, the medical community or third-party payors.

We have limited financial and management resources and, as a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in circumstances under which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

If we are unsuccessful in identifying and developing additional drug candidates or are unable to do so, our key growth strategy and business will be harmed.

We are heavily dependent on our relationship with Takeda for the development and commercialization of OV935. Any disruption in our relationship with Takeda could lead to delays in, or the termination of, the development of OV935, which would materially harm our business.

We are jointly developing OV935 with Takeda pursuant to the Takeda license agreement, which also granted us intellectual property rights to OV935. The development and commercialization of OV935 is highly dependent upon our relationship with Takeda, including Takeda’s submission of the IND to the FDA. If for any reason the Takeda license agreement is terminated, or we otherwise lose the intellectual property rights to OV935, our business would be adversely affected. The Takeda license agreement imposes on us rights and obligations, including but not limited to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, insurance and intellectual property protection. After a negotiated time period, each party has the right to terminate the license for convenience upon six to twelve months’ notice to the other party, which would result in us being unable to co-develop and sell OV935. Further, if we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to Takeda, and Takeda may have the right to terminate the license. Takeda could also breach its obligations under the agreement, or may not commit a sufficient amount of resources to satisfy its obligations, which would result in the development of OV935 being materially delayed or terminated.

We may explore additional strategic collaborations that may never materialize or may fail.

Our business strategy is based on acquiring or in-licensing compounds directed at rare neurological disorders. As a result, we intend to periodically explore a variety of possible additional strategic collaborations in an effort to gain access to additional drug candidates or resources. At the current time, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations can be complicated and time consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional strategic collaborations because of the numerous risks and uncertainties associated with establishing them.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Our drug candidates will require clinical testing before we are prepared to submit a new drug application, or NDA, for regulatory approval. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval for any of our drug candidates or whether any such NDA will be approved by the FDA. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA may not agree with our proposed endpoints for any future clinical trial of our drug candidates, which may delay the commencement of our clinical trials. In addition, we may not succeed in developing and validating disease-relevant clinical endpoints based on insights regarding biological pathways for the disorders we are studying. The clinical trial process is also time-consuming. We estimate that the successful completion of clinical trials of our drug candidates will take at least several years to complete, if not longer. Furthermore, failure can occur at any stage and we could encounter problems that cause us to abandon or repeat clinical trials.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. The number of patients suffering from Angelman syndrome, Fragile X syndrome and rare epileptic encephalopathies, such as Dravet syndrome, Lennox-Gastaut syndrome and Tuberous Sclerosis Complex, is small and has not been established with precision. If the actual number of patients with these disorders is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our drug candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing treatments and ongoing clinical trials of competing therapies for the same indication, the proximity of patients to clinical sites and the eligibility criteria for the trial. Because we are focused on addressing rare neurological disorders, there are limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner. Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of our drug candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same drug candidate. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our drug candidates, or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the drug candidate being studied caused these conditions. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations, if they occur. In addition, it is possible that as we test our drug candidates in larger, longer and more extensive clinical programs, or as use of these drug candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational drugs are tested in large-scale, Phase 3 trials or, in some cases, after they are made available to patients on a commercial scale after approval. For example, in one of the trials conducted by Lundbeck, there were reports of hallucinations in drug abusers at 30mg and 45mg doses of OV101, which are higher than the 10mg and 15mg doses that were effective for sedation. In addition, some patients treated with OV101 in the Lundbeck Phase 3 trials experienced headaches, nausea and dizziness. Patients in our ongoing or planned clinical trials may experience similar or other side effects after treatment with OV101. If additional clinical experience indicates that any of our current drug candidates, including OV101 and OV935, and any future drug candidates has side effects or causes serious or life-threatening side effects, the development of the drug candidate may fail or be delayed, or, if the drug candidate has received regulatory approval, such approval may be revoked, which would harm our business, prospects, operating results and financial condition.

Moreover, if we elect, or are required, to delay, suspend or terminate any clinical trial of our drug candidates, the commercial prospects of our drug candidates may be harmed and our ability to generate revenue through their sale may be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if any of our drug candidates receive marketing approval, the FDA could require us to include a black box warning in our label or adopt REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the drug for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by our drug candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such drug candidate;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way a drug candidate is administered or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients;

•	we may need to conduct a recall; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our drug candidates and could significantly harm our business, prospects, financial condition and results of operations.

We may be required to relinquish important rights to and control over the development and commercialization of our drug candidates to any future collaborators.

Our current and future collaborations could subject us to a number of risks, including:

•	we may be required to undertake the expenditure of substantial operational, financial and management resources;

•	we may be required to issue equity securities that would dilute our stockholders’ percentage of ownership;

•	we may be required to assume substantial actual or contingent liabilities;

•	we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our drug candidates;

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strategic collaborators may delay clinical trials, provide insufficient funding, terminate a clinical trial or abandon a drug candidate, repeat or conduct new clinical trials or require a new version of a drug candidate for clinical testing;

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strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;

•	strategic collaborators may not commit adequate resources to the marketing and distribution of our drug candidates, limiting our potential revenues from these products;

•	we rely on our current collaborators to manufacture drug substance and drug product and may do so with respect to future collaborators, which could result in disputes or delays;

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disputes may arise between us and our strategic collaborators that result in the delay or termination of the research, development or commercialization of our drug candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic collaborators may experience financial difficulties;

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strategic collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

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business combinations or significant changes in a strategic collaborator’s business strategy may also adversely affect a strategic collaborator’s willingness or ability to complete its obligations under any arrangement;

•	strategic collaborators could decide to move forward with a competing drug candidate developed either independently or in collaboration with others, including our competitors; and

•	strategic collaborators could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our drug candidates.

If the market opportunities for our drug candidates are smaller than we believe they are, even assuming approval of a drug candidate, our business may suffer. Because the patient populations in the market for our drug candidates may be small, we must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth.

We focus our research and drug development on treatments of rare neurological disorders. Given the small number of patients who have the disorders that we are targeting, our eligible patient population and pricing estimates may differ significantly from the actual market addressable by our drug candidates. Our projections of both the number of people who have these disorders, as well as the subset of people with these disorders who have the potential to benefit from treatment with our drug candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these disorders. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of our drug candidates may be limited or may not be amenable to treatment with our drug candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.

We face substantial competition, which may result in others developing or commercializing drugs before or more successfully than us.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current drug candidates and will face competition with respect to any other drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell drugs or are pursuing the development of drug candidates for the treatment of the indications that we are pursuing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

More established companies may have a competitive advantage over us due to their greater size, resources and institutional experience. In particular, these companies have greater experience and expertise in securing reimbursement, government contracts, relationships with key opinion leaders, conducting testing and clinical trials, obtaining and maintaining regulatory approvals and distribution relationships to market products, and marketing approved drugs. These companies also have significantly greater research and marketing capabilities than we do. If we are not able to compete effectively against existing and potential competitors, our business and financial condition may be harmed.

As a result of these factors, our competitors may obtain regulatory approval of their drugs before we are able to, which may limit our ability to develop or commercialize our drug candidates. Our competitors may also develop therapies that are safer, more effective, more widely accepted and cheaper than ours, and may also be more successful than us in manufacturing and marketing their drugs. These appreciable advantages could render our drug candidates obsolete or non-competitive before we can recover the expenses of such drug candidates’ development and commercialization.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if our current or future drug candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if our current or future drug candidates receive marketing approval, they may fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If they do not achieve an adequate level of acceptance, we may not generate significant drug revenue and may not become profitable. The degree of market acceptance of our current or future drug candidates, if approved for commercial sale, will depend on a number of factors, including but not limited to:

•	the efficacy and potential advantages compared to alternative treatments and therapies;

•	effectiveness of sales and marketing efforts;

•	the strength of our relationships with patient communities;

•	the cost of treatment in relation to alternative treatments and therapies, including any similar generic treatments;

•	our ability to offer such drug for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments and therapies;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of the drug together with other medications.

Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our drug candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our drug candidates. Because we expect sales of our drug candidates, if approved, to generate substantially all of our drug revenues for the foreseeable future, the failure of our drugs to find market acceptance would harm our business and could require us to seek additional financing.

Even if we obtain regulatory approval for our current or future drug candidates, they will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our current or future drug candidates, such approvals will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our current or future drug candidates may also be subject to a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the quality, safety and efficacy of the drug.

In addition, drug manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a drug, such as adverse events of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our current or future drug candidates, a regulatory authority may:

•	issue an untitled letter or warning letter asserting that we are in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing or manufacturing of the drug;

•	seize or detain the drug or otherwise require the withdrawal of the drug from the market;

•	refuse to permit the import or export of drug candidates; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our current or future drug candidates and harm our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could cause changes to or delays in the drug review process, or suspend or restrict regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would harm our business, financial condition, results of operations and prospects.

If we are unable to establish sales and marketing capabilities, or enter into agreements with third parties to market and sell our current or any future drug candidates, we may be unable to generate any revenue from drug sales.

To successfully commercialize any drug candidate that may result from our development programs, we will need to build out our sales and marketing capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market any drug candidate we may develop will be expensive and time-consuming and could delay any drug launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into additional collaborations with other entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our drug candidates, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well funded marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our current and future drug candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Even if we obtain and maintain approval for our current or future drug candidates from the FDA, we may never obtain approval for our current or future drug candidates outside of the United States, which would limit our market opportunities and could harm our business.

Approval of a drug candidate in the United States by the FDA does not ensure approval of such drug candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our current and future drug candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a drug candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the drug candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for any drug candidates, if approved, is also subject to approval. Obtaining approval for our current and future drug candidates in the European Union from the European Commission following the opinion of the EMA, if we choose to submit a marketing authorization application there, would be a lengthy and expensive process. Even if a drug candidate is approved, the FDA or the European Commission, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our current and future drug candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for our drug candidates may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our current and future drug candidates will be harmed and our business, financial condition, results of operations and prospects could be harmed.

If we seek approval to commercialize our current or future drug candidates outside of the United States, in particular in the European Union and Israel, a variety of risks associated with international operations could harm our business.

If we seek approval of our current or future drug candidates outside of the United States, we expect that we will be subject to additional risks in commercialization including:

•	different regulatory requirements for approval of therapies in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	foreign reimbursement, pricing and insurance regimes;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods and fires.

We have no prior experience in these areas. In addition, there are complex regulatory, tax, labor and other legal requirements imposed by both the European Union, Israel and many of the individual countries in and outside of Europe with which we will need to comply. Many biopharmaceutical companies have found the process of marketing their own products in foreign countries to be very challenging.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any drug candidate that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current and any future drug candidates in clinical trials and may face an even greater risk if we commercialize any drug candidate that we may develop. If we cannot successfully defend ourselves against claims that any such drug candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any drug candidate that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	the inability to commercialize any drug candidate that we may develop; and

•	injury to our reputation and significant negative media attention.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any drug candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Regulatory Compliance

Our relationships with customers, physicians, and third-party payors will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, health information privacy and security laws, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may subject us to various federal and state fraud and abuse laws and other health care laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws and the law commonly referred to as the Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our clinical research, proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct or may conduct our business. The laws that will affect our operations include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The Patient Protection and Affordable Care Act, as amended, or the PPACA, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;

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federal civil and criminal false claims laws, including, without limitation, the False Claims Act, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. The PPACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules Under HITECH and the Genetic Information Nondiscrimination Act; Other Modifications to HIPAA, published in January 2013, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers, and their respective business associates;

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federal transparency laws, including the federal Physician Payments Sunshine Act, which is part of the PPACA, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to: (i) payments or other “transfers of value’’ made to physicians and teaching hospitals; and (ii) ownership and investment interests held by physicians and their immediate family members;

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state and foreign law equivalents of each of the above federal laws, state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; and

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state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Coverage and adequate reimbursement may not be available for our current or any future drug candidates, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of any drug candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our drugs unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our drugs.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future drug candidates that we develop.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any drug candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the PPACA was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic drugs that are demonstrated to be “biosimilar or interchangeable” with an FDA-approved biologic drug. This new pathway could allow competitors to reference data from biologic drugs already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a biologic drug candidate faster than our competitors. Some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the PPACA. The Budget Resolution is not a law, however, it is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the PPACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the PPACA that are repealed. Thus, the full impact of the PPACA on our business remains unclear.

Other legislative changes have been proposed and adopted since the PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2025 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have an adverse effect on customers for our drug candidates, if approved, and, accordingly, our financial operations.

Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which will be fully implemented in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement. Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our current or any future drug candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our development programs and drug candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our current and any future drug candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our current and future development programs and drug candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Pursuant to the Lundbeck Agreement, we obtained an exclusive, worldwide license to develop, manufacture and commercialize OV101 for the treatment of human disease. However, the Lundbeck Agreement permits Lundbeck and certain other entities to manufacture and research OV101 and, in certain situations, to perform additional non-commercial activities involving OV101, all of which could result in new patentable inventions concerning the manufacture or use of OV101. While the Lundbeck Agreement prohibits Lundbeck from filing certain patent applications regarding OV101 and obligates Lundbeck to include certain newly filed patents in the license granted to us, if new patents issue that cover valuable methods for making or using OV101, we would be prohibited from employing such methods to manufacture or use OV101 unless we obtain a license to such patents.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current or any future drug candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our current or any future drug candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any drug candidates or companion diagnostic that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a drug candidate and companion diagnostic under patent protection could be reduced.

If the patent applications we hold or have in-licensed with respect to our development programs and drug candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current or any future drug candidates, it could dissuade companies from collaborating with us to develop drug candidates, and threaten our ability to commercialize, future drugs. Any such outcome could have a negative effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or drugs, in whole or in part, or which effectively prevent others from commercializing competitive technologies and drugs. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business and financial condition.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or drugs and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future drug candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, or limit the duration of the patent protection of our technology and drugs. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from the earliest filing date of a non-provisional patent application. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future drug candidates, we may be open to competition from generic versions of such drugs. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

We may be unable to prevent third parties from selling, making, promoting, manufacturing, or distributing alternative polymorphic forms of OV101.

We currently have issued patents directed to polymorphic forms of OV101. These patents would not prevent a third-party from creating, making and marketing alternative polymorphic forms that fall outside the scope of these patent claims. There can be no assurance that any such alternative polymorphic forms will not be therapeutically equivalent and/or commercially feasible. In the event an alternative polymorphic form of OV101 is developed and approved for use in indications that we may seek approval for, the marketability and commercial success of OV101, if approved, could be materially harmed.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and licensed patents and/or applications and any patent rights we may own or license in the future. We rely on our outside counsel or our licensing partners to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

Patent terms may be inadequate to protect our competitive position on our drug candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new drug candidates such as OV101, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business. The following examples are illustrative:

•	others may be able to make compounds or formulations that are similar to our drug candidates but that are not covered by the claims of any patents, should they issue, that we own or control;

•	we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or control;

•	we might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or control may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

The proprietary map of disease-relevant biological pathways underlying orphan disorders of the brain that we developed would not be appropriate for patent protection and, as a result, we rely on trade secrets to protect this aspect of our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of our current or future collaborators to develop, manufacture, market and sell our current and any future drug candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future drug candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future drug candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our drug candidate(s) and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or drug candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our current or any future drug candidates or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may be involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future drug candidates. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current and any future drug candidates.

The United States has recently enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents covering our current and any future drug candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and, further, may export otherwise infringing drugs to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These drugs may compete with our drugs in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

If we rely on third parties to manufacture or commercialize our current or any future drug candidates, or if we collaborate with additional third parties for the development of our current or any future drug candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any third-party collaborators. A competitor’s discovery of our trade secrets would harm our business.

Risks Related to Our Dependence on Third Parties

We do not have our own manufacturing capabilities and will rely on third parties to produce clinical and commercial supplies of our current and any future drug candidates.

We have no experience in drug formulation or manufacturing and do not own or operate, and we do not expect to own or operate, facilities for drug manufacturing, storage and distribution, or testing. We will be dependent on third parties to manufacture the clinical supplies of our drug candidates. The drug substance for OV101 was manufactured by Lundbeck. We believe that the drug substance transferred from Lundbeck under the Lundbeck agreement will be sufficient for us to complete our ongoing and future clinical trials. We will also continue to rely on Takeda to provide the drug product supply for our planned clinical trials in OV935.

Further, we also will rely on third-party manufacturers to supply us with sufficient quantities of our drug candidates, including OV101 and OV935, to be used, if approved, for commercialization. Any significant delay in the supply of a drug candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our drug candidates.

Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured drug candidates ourselves, including:

•	inability to meet our drug specifications and quality requirements consistently;

•	delay or inability to procure or expand sufficient manufacturing capacity;

•	issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	failure to comply with cGMP and similar foreign standards;

•	inability to negotiate manufacturing agreements with third parties under commercially reasonable terms, if at all;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

•	reliance on single sources for drug components;

•	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier; and

•	carrier disruptions or increased costs that are beyond our control.

Any of these events could lead to clinical trial delays, failure to obtain regulatory approval or impact our ability to successfully commercialize our current or any future drug candidates once approved. Some of these events could be the basis for FDA action, including injunction, request for recall, seizure, or total or partial suspension of production.

We intend to rely on third parties to conduct, supervise and monitor our preclinical studies and clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

We do not currently have the ability to independently conduct any clinical trials. We intend to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our preclinical studies and clinical trials, and we expect to have limited influence over their actual performance. We intend to rely upon CROs to monitor and manage data for our clinical programs, as well as the execution of future nonclinical studies. We expect to control only certain aspects of our CROs’ activities. Nevertheless, we will be responsible for ensuring that each of our preclinical studies or clinical trials are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs will be required to comply with the good laboratory practices, or GLPs, and good clinical practices, or GCPs, which are regulations and guidelines enforced by the FDA and are also required by the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities in the form of International Conference on Harmonization guidelines for any of our drug candidates that are in preclinical and clinical development. The regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we will rely on CROs to conduct GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or our CROs fail to comply with GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the regulatory approval process.

While we will have agreements governing their activities, our CROs will not be our employees, and we will not control whether or not they devote sufficient time and resources to our future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our business. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize any drug candidate that we develop. As a result, our financial results and the commercial prospects for any drug candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with these CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on our business, financial condition and prospects.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our current and future drug candidates.

Risks Related to Our Business Operations, Employee Matters and Managing Growth

We are highly dependent on the services of our senior management team, including our Chairman and Chief Executive Officer, Dr. Jeremy Levin, and if we are not able to retain these members of our management team or recruit and retain additional management, clinical and scientific personnel, our business will be harmed.

We are highly dependent on our senior management team, including our Chairman and Chief Executive Officer, Dr. Levin. The employment agreements we have with these officers do not prevent such persons from terminating their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

In addition, we are dependent on our continued ability to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. If we are not able to retain our management and to attract, on acceptable terms, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

We may not be able to attract or retain qualified personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to continue to attract, retain and motivate high-quality personnel and consultants to accomplish our business objectives, the rate and success at which we can discover and develop drug candidates and our business will be limited and we may experience constraints on our development objectives.

Our future performance will also depend, in part, on our ability to successfully integrate newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management. Our failure to integrate these individuals and create effective working relationships among them and other members of management could result in inefficiencies in the development and commercialization of our drug candidates, harming future regulatory approvals, sales of our drug candidates and our results of operations. Additionally, we do not currently maintain “key person” life insurance on the lives of our executives or any of our employees.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of April 10, 2017, we had 31 full-time employees. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial, legal and other resources. Our management may need to divert a disproportionate amount of its attention away from our day-to-day operations and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational inefficiencies, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our current and potential future drug candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance, our ability to commercialize drug candidates, develop a scalable infrastructure and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a negative impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines or other sanctions.

Risks Related to This Offering and Ownership of Our Common Stock

No public market for our common stock currently exists, and a public market may not develop or be liquid enough for you to sell your shares quickly or at market price.

Prior to this offering, there has not been a public market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The market price of our common stock is likely to be volatile. The stock market in general and the market for biopharmaceutical or pharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our current and any future drug candidates or those of our competitors;

•	the success of competitive drugs or therapies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to our current and any future drug candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional drug candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	our inability to obtain or delays in obtaining adequate drug supply for any approved drug or inability to do so at acceptable prices;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

In addition, in the past, stockholders have initiated class action lawsuits against companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon our shares of our common stock outstanding as of                     , 2017, upon the completion of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our outstanding common stock.

Takeda, a greater than 5% holder, may receive additional securities upon the achievement of certain development, commercial and regulatory milestones pursuant to the Takeda license agreement. Specifically, we will be obligated to issue additional securities to Takeda equal to the lesser of 8% of our outstanding capital stock or $50.0 million unless certain events occur, and may issue, at our discretion, additional securities to Takeda upon the achievement of other milestones, as further described in the section titled “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda.” Further, pursuant to the Series B-1 preferred stock purchase agreement entered into with Takeda in January 2017, or the Takeda stock purchase agreement, Takeda has agreed to, among other things, (i) a standstill provision, (ii) restrictions on its ability to sell or otherwise transfer it shares of our stock, (iii) vote its shares on certain matters in accordance with the holders of a majority of shares of our common stock and (iv) restrictions on the percentage of our outstanding common stock it may own. See the sections titled “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda” and “Business—License and Collaboration Agreements—License and Collaboration Agreement with Takeda” for additional information.

If our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock acted together, they may be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. The concentration of voting power, Takeda standstill provisions, voting obligations and transfer restrictions could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in the management of our company in ways with which other stockholders disagree with.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the application of our cash and cash equivalents, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of our drug candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

Our business plan is to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

•

our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we engage in future acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or drugs that may be important to the development of our business.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding              shares of common stock based on the number of shares outstanding as of December 31, 2016 assuming: (i) no exercise by the underwriters’ over-allotment option; (ii) the conversion of all outstanding shares of our convertible preferred stock into 17,159,959 shares of our common stock upon the completion of this offering; and (iii) the conversion of the shares of our Series B-1 convertible preferred stock issued on January 6, 2017 into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining 42,144,229 shares are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” Moreover, upon the completion of this offering, holders of an aggregate of approximately 42,144,229 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section titled “Underwriting.”

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering at the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering. See the section titled “Dilution” for additional information.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ disclosure;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and The NASDAQ Stock Market LLC have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 66 2/3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Additionally, the Takeda standstill provisions and transfer restrictions in the Takeda stock purchase agreement may delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. See the sections titled “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda” and “Business—License and Collaboration Agreements—License and Collaboration Agreement with Takeda” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “potential,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our ability to identify additional novel compounds with significant commercial potential to acquire or in-license;

•	our ability to successfully acquire or in-license additional drug candidates on reasonable terms;

•	our ability to obtain regulatory approval of our current and future drug candidates;

•	our expectations regarding the potential market size and the rate and degree of market acceptance of such drug candidates;

•	our ability to fund our working capital requirements;

•	the implementation of our business model and strategic plans for our business and drug candidates;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	our ability to maintain and establish collaborations or obtain additional funding;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our ability to compete in the markets we serve;

•	the impact of government laws and regulations;

•	developments relating to our competitors and our industry; and

•	the factors that may impact our financial results.

The foregoing list of risks is not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

Certain market and industry data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of the market and industry data used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publication and other third-party sources included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million (or approximately $             million if the underwriters exercise in full their option to purchase up to              additional shares of common stock to cover over-allotments), based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $             million, assuming the assumed initial public offering price per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock and to facilitate future access to the public equity markets by us, our employees and our stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $             million to conduct and complete a Phase 2 STARS trial of OV101 in adults with Angelman syndrome and a Phase 1 trial in OV101 in adolescents with Angelman syndrome or Fragile X syndrome, as well as other future Phase 2 trials in adolescents and pediatrics in these indications;

•	approximately $ million to conduct and complete a Phase 1b/2a trial of OV935 in patients with epileptic encephalopathies;

•	approximately $ million for other ongoing research and development activities related to additional drug candidates and preclinical programs; and

•	the remainder to fund the expansion of patient-focused activities, including social media outreach and involvement, and for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Further, due to the uncertainties inherent in the drug development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The amounts and timing of our expenditures will depend upon numerous factors including the results of our research and development efforts, the timing and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions and the amount of cash obtained through current and any future collaborations.

Our strategic plan includes the intent to expand our portfolio of drug candidates through business development. We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary companies, medicines or technologies. While we have no existing agreements, commitments or understandings for any specific future acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

The expected net proceeds from this offering, together with our cash and cash equivalents, will not be sufficient for us to fund any of our drug candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our drug candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements. We have based these estimates on assumptions that may prove to be incorrect, and we could expend our available capital resources at a rate greater than we currently expect.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in interest-bearing investment-grade securities or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2016 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 17,159,959 shares of our common stock upon the completion of this offering and (ii) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to the sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our cash and cash equivalents and capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share and per share data)
Cash and cash equivalents	$51,940	$51,940	$

Stockholders’ equity:
Common stock, $0.001 par value per share: 58,000,000 shares authorized and 21,152,977 shares issued and outstanding, actual; shares authorized and 42,144,229 shares issued and outstanding, pro forma; and shares authorized, and shares issued and outstanding, pro forma as adjusted (unaudited)	21	42
Series A convertible preferred stock, $0.001 par value per share: 5,121,453 shares authorized, issued and outstanding, actual; and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted (unaudited)	$5	$—		$—
Series B convertible preferred stock, $0.001 par value per share: 12,038,506 shares authorized, issued and outstanding, actual; and no shares authorized, issued or outstanding, pro forma and pro forma as adjusted (unaudited)	12	—		—
Additional paid-in capital	85,166	111,023
Accumulated deficit	(35,910)	(61,771)

Total stockholders’ equity	49,294	49,294

Total capitalization	$49,294	$49,294	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock in the table above is based on 42,144,229 shares of common stock outstanding as of December 31, 2016, which gives effect to the pro forma transactions described above and excludes:

•	6,423,680 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2016, at a weighted-average exercise price of $3.47 per share;

•

2,247,545 shares of our common stock issuable upon the exercise of outstanding stock options granted between December 31, 2016 and April 10, 2017 at a weighted-average exercise price of $3.95 per share;

•

             shares of our common stock reserved for future issuance under our 2017 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2014 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”; and

•

             shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of December 31, 2016 was approximately $49.2 million, or $2.33 per share of our common stock. Our historical net tangible book value represents our total tangible assets less total liabilities and convertible preferred stock. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2016.

Our pro forma net tangible book value as of December 31, 2016 was $49.2 million, or $1.17 per share of our common stock, which gives effect to (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 17,159,959 shares of our common stock upon the completion of this offering and (ii) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering. Pro forma net tangible book value per share is our pro forma net tangible book value divided by the number of shares of our common stock deemed to be outstanding as of December 31, 2016.

After giving effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2016 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2016	$2.33
Pro forma decrease in net tangible book value per share as of December 31, 2016 attributable to pro forma transactions and other adjustments described above	1.16

Pro forma net tangible book value per share as of December 31, 2016	1.17

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            , the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution per share to new investors participating in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution per share to new investors participating in this offering by $             per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to              additional shares of common stock to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $             per share, representing an immediate increase to existing stockholders of $             per share and immediate dilution to new investors participating in this offering of $             per share assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables are based on 42,144,229 shares of common stock outstanding as of December 31, 2016, which gives effect to the pro forma transactions described above and excludes:

•	6,423,680 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2016, at a weighted-average exercise price of $3.47 per share;

•

2,247,545 shares of our common stock issuable upon the exercise of outstanding stock options granted between December 31, 2016 and April 10, 2017 at a weighted-average exercise price of $3.95 per share;

•

             shares of our common stock reserved for future issuance under our 2017 Plan, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our 2017 Plan and any shares underlying outstanding stock awards granted under our 2014 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and Director Compensation—Equity Incentive Plans”; and

•

             shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the execution of the underwriting agreement related to this offering, as well as any future increases in the number of shares of common stock reserved for issuance under our ESPP.

If all our outstanding stock options had been exercised as of December 31, 2016, assuming the treasury stock method, our pro forma net tangible book value as of December 31, 2016 (calculated on the basis of the assumptions set forth above) would have been approximately $             million, or $             per share of our common stock, and the pro forma as adjusted net tangible book value would have been $             per share, representing dilution in our pro forma as adjusted net tangible book value to new investors of $             per share.

Effective upon completion of this offering,              shares of our common stock will be reserved for future issuance under our 2017 Plan and              shares of our common stock will be reserved for future issuance under our ESPP, and the number of reserved shares under each such plan will also be subject to automatic annual increases in accordance with the terms of the plans. New awards that we may grant under our 2017 Plan or shares issued under our ESPP will further dilute investors purchasing common stock in this offering.

The following table summarizes, as of December 31, 2016, on the pro forma as adjusted basis described above:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors participating in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors participating in this offering, at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the average price per share paid by existing stockholders and by new investors participating in this offering.

	Shares Purchased			Total Consideration					Average Price Per Share
	Number	Percent		Amount			Percent
Existing stockholders	42,144,229		%		$110,333,958	(1)		%	$
New investors

Total		100%		$			100%

(1)	Includes non-cash consideration received in connection with the Lundbeck agreement and the Takeda license agreement.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The selected financial data included in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and the related notes included elsewhere in this prospectus.

The following tables set forth our selected statements of operations data and our balance sheet data, for the years ended December 31, 2016 and 2015, all of which has been derived from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Year Ended December 31,
	2016	2015

(in thousands, except share and per share data)
Statements of Operations and Comprehensive Loss
Operating Expenses
Research and development	$9,585	$6,612
Selling, general and administrative	12,950	6,578

Total operating expenses	22,535	13,190

Interest income (expense), net	121	30

Loss before income tax	(22,414)	(13,160)
Income taxes	—	—

Net loss and comprehensive loss	$(22,414)	$(13,160)

Net loss attributable to common stockholders	$(22,414)	$(13,160)

Net loss per share attributable to common stockholders	$(1.06)	$(0.63)

Weighted-average common shares outstanding used to compute net loss per share attributable to common stockholders	21,152,977	20,853,388

Unaudited pro forma net loss(1)	$(48,276)

Unaudited pro forma net loss per share attributable to common stockholders(1)	$(1.15)

Unaudited pro forma weighted-average common shares outstanding used to compute net loss per share attributable to common stockholders(1)	42,144,229

(1)	See Note 2 to our notes to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the pro forma net loss, net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,
	2016	2015
Balance Sheet Data:
Cash and cash equivalents	$51,940	$69,944
Working capital(1)	48,678	67,974
Total assets	53,028	70,377
Total liabilities	3,733	2,309
Common stock	21	21
Convertible preferred stock	17	17
Accumulated deficit	(35,910)	(13,495)
Total stockholders’ equity	49,294	68,067

(1)	Working capital is defined as current assets less current liabilities. See our financial statements for additional information regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Financial Data” and the financial statements and the related notes included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks, uncertainties and assumptions. Our actual results may differ materially from those described in or implied by these forward-looking statements as a result of many factors, including those set forth under the section titled “Risk Factors” and in other parts of this prospectus.

Overview

We are a biopharmaceutical company focused exclusively on developing impactful medicines for patients and families living with rare neurological disorders. We believe these disorders represent an attractive area for drug development as the understanding of the underlying biology has grown meaningfully over the last few years; yet has remained underappreciated by the industry. Our experienced team began with a vision to integrate the biology and symptomology of rare neurological conditions to employ innovative research and clinical strategies for the development of our drug candidates. Using recent scientific advances in genetics and the biological pathways of the brain, we have created a proprietary map of disease-relevant pathways to identify and acquire novel compounds for the treatment of rare neurological disorders. We are executing on our strategy by in-licensing and collaborating with leading biopharmaceutical companies and academic institutions. We are developing a robust pipeline of clinical assets with an initial focus on neurodevelopmental disorders and rare epileptic encephalopathies. Our most advanced candidate, OV101, has commenced a Phase 2 trial, which is primarily a safety trial that is designed to provide proof-of-concept on efficacy parameters, in adults with Angelman syndrome. OV101 has also commenced a Phase 1 trial in adolescents with Angelman syndrome or Fragile X syndrome. Our second lead drug candidate, OV935, is expected to commence a Phase 1b/2a trial in rare epileptic encephalopathies in 2017.

Since our inception in April 2014, we have devoted substantially all of our efforts to organizing and planning our business, building our management and technical team, acquiring operating assets and raising capital.

Since our inception, we have not generated any revenue and have funded our business primarily through the sale of our capital stock. We have raised net proceeds of $75.6 million from the sale of convertible preferred stock. As of December 31, 2016, we had $51.9 million in cash and cash equivalents. We recorded net losses of $22.4 million and $13.2 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, we had an accumulated deficit of approximately $35.9 million.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from period to period, depending on the timing of our planned clinical trials and expenditures on our other research and development and commercial development activities. We expect our expenses will increase substantially over time as we:

•	continue the ongoing and planned preclinical and clinical development of our drug candidates;

•	build a portfolio of drug candidates through the acquisition or in-license of drugs, drug candidates or technologies;

•	initiate preclinical studies and clinical trials for any additional drug candidates that we may pursue in the future;

•	seek marketing approvals for our current and future drug candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any drug candidate for which we may obtain marketing approval;

•	develop, maintain, expand and protect our intellectual property portfolio;

•	implement operational, financial and management systems; and

•	attract, hire and retain additional administrative, clinical, regulatory and scientific personnel.

License and Collaboration Agreement with Takeda Pharmaceutical Company Limited

In January 2017, we entered into a license and collaboration agreement, or the Takeda license agreement, with Takeda Pharmaceutical Company Limited, or Takeda. All activities of the collaboration regarding OV935 will be guided by the Takeda/Ovid “One Team” concept, an integrated and interdisciplinary team from both companies devoted to the successful advancement of OV935 across rare epilepsy syndromes. We will take the lead in clinical development activities and commercialization of the compound OV935 and products containing this compound for the treatment of certain rare neurological disorders in the United States, Canada, the European Union and Israel. Takeda will take the lead in commercialization of OV935 in Japan and has the option to lead in Asia and other selected geographies. We and Takeda will initially share equally all development and commercialization costs and expenses prior to launch of a product and all revenues and commercialization costs and expenses after launch.

Please see the sections titled “Business—License and Collaboration Agreements—License and Collaboration Agreement with Takeda” and “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda” for additional information.

Financial Operations Overview

Revenue

We have not generated any revenue from commercial drug sales and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our product discovery efforts and the development of our product candidates, which include, among other things:

•	fees related to the acquisition of the rights to OV101 and OV935;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense;

•	fees paid to consultants for services directly related to our drug development and regulatory effort;

•	expenses incurred under agreements with contract research organizations, as well as contract manufacturing organizations and consultants that conduct preclinical studies and clinical trials;

•	costs associated with preclinical activities and development activities;

•	costs associated with technology and intellectual property licenses;

•	milestone payments and other costs under licensing agreements; and

•	depreciation expense for assets used in research and development activities.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

•	number of clinical trials required for approval and any requirement for extension trials;

•	per patient trial costs;

•	number of patients that participate in the clinical trials;

•	number of sites included in the clinical trials;

•	countries in which the clinical trial is conducted;

•	length of time required to enroll eligible patients;

•	number of doses that patients receive;

•	drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	duration of patient follow-up; and

•	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and stock-based compensation expense, related to our executive, finance, business development and support functions. Other selling, general and administrative expenses include travel expenses, conferences, professional fees for auditing, tax and legal services and facility-related costs.

We expect that selling, general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly traded company. These increases will include legal and accounting fees, costs associated with maintaining compliance with The NASDAQ Stock Market LLC and the Securities and Exchange Commission, or the SEC, directors’ and officers’ liability insurance premiums and fees associated with investor relations. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

Interest Income (Expense), Net

Interest income consists of interest income earned on our cash and cash equivalents maintained in the money market funds.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes the results of our operations for the periods indicated:

	Year Ended December 31,
	2016	2015	Change $
	(in thousands)
Research and development	$9,585	$6,612	$2,973
Selling, general and administrative	12,950	6,578	6,372

Total operating expenses	22,535	13,190	9,345

Loss from operations	(22,535)	(13,190)	(9,345)
Interest income (expense), net	121	30	91

Loss before income tax	(22,414)	(13,160)	(9,254)
Income taxes	—	—	—

Net loss and comprehensive loss	$(22,414)	($13,160)	$(9,254)

Research and Development Expenses

	Year Ended December 31,
	2016	2015	Change $
	(in thousands)
Preclinical and development expense	$4,819	$4,325	$494
Payroll and payroll-related expenses	4,212	1,604	2,608
Other expenses	555	683	(128)

Total research and development	$9,586	$6,612	$2,974

Research and development expenses were $9.6 million for the year ended December 31, 2016 compared to $6.6 million for the year ended December 31, 2015. During the year ended December 31, 2016, total research and development expenses consisted of $4.8 million in preclinical and development expenses, which included $0.5 million in consulting expenses, $4.2 million in payroll and payroll-related expenses, of which $1.5 million related to stock-based compensation, due to increased headcount in the research and development department, and $0.6 million in other expenses. During the year ended December 31, 2015, total research and development expenses consisted of $4.3 million of costs associated with the acquisition of the rights to OV101, $1.1 million in compensation expenses, and $0.7 million in other expenses which included $0.6 million in consulting expenses.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2016	2015	Change $
	(in thousands)
Payroll and payroll-related expenses	$6,753	$3,579	$3,174
Legal and professional fees	4,330	2,258	2,072
General office expenses	1,867	741	1,126

Total selling, general and administrative	$12,950	$6,578	$6,372

Selling, general and administrative expenses were $12.9 million for the year ended December 31, 2016 compared to $6.6 million for the year ended December 31, 2015. The increase of $6.4 million was due to the increases in (a) payroll and payroll-related expenses of $3.2 million as a result of increased headcount, of which

$1.2 million and $0.8 million related to stock-based compensation and employee severance, respectively, (b) legal and professional fees of $2.1 million related to our efforts to build our management and operational team, develop potential pipelines and expand our operations, and (c) general office expenses of $1.1 million related to our continued growth of operations.

Interest Income (Expense), Net

Interest income increased to $0.1 million for the year ended December 31, 2016 from $30 thousand for the year ended December 31, 2015. The increase was primarily due to interest earned on higher cash and cash equivalents due to the receipt of aggregate net proceeds of $70.6 million from the sale of our Series B convertible preferred stock in August 2015.

Income Taxes

There was no provision for income taxes for the years ended December 31, 2016 and 2015 because we have historically incurred operating losses and we maintain a full valuation allowance against our net deferred tax assets. The valuation allowance was approximately $16.3 million and $6.1 million at December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2016, we have raised aggregate net proceeds of $75.6 million from the sale of convertible preferred stock, which has been used to fund our operations. In October and November 2014, we completed the sale of 5,121,453 shares of Series A convertible preferred stock for aggregate net proceeds of approximately $5.0 million, which included the conversion of a $60,000 simple agreement for future equity with each of Drs. Jeremy Levin and Matthew During. In August 2015, we completed the sale of 12,038,506 shares of our Series B convertible preferred stock for aggregate net proceeds of approximately $70.6 million. As of December 31, 2016, we had total cash and cash equivalents of $51.9 million as compared to $69.9 million as of December 31, 2015. The $18.0 million decrease in total cash was due primarily to funding of operations, which mainly consisted of research and development activities and general and administrative activities, including costs associated with this offering.

We have incurred losses and experienced negative operating cash flows since our inception and anticipate that we will continue to incur losses for at least the next several years. We incurred net losses of approximately $22.4 million and $13.2 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, we had an accumulated deficit of approximately $35.9 million, working capital of $48.7 million and cash and cash equivalents of $51.9 million.

We believe our cash and cash equivalents at December 31, 2016 will be sufficient to fund our current operating plans through at least the next 12 months.

Until such time, if ever, as we can generate revenue from drug sales, we expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements. To the extent that we raise additional capital through future equity offerings or debt financings, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. There can be no assurance that such financings will be obtained on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue our research and development programs or future commercialization efforts. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties for one or more of our current or future drug candidates, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us. Our failure to raise capital as and when needed would have a material adverse effect on our financial condition and our ability to pursue our business strategy.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(17,802)	$(5,485)
Investing activities	(189)	(56)
Financing activities	(14)	70,639

Net increase (decrease) in cash and cash equivalents	$(18,005)	$65,098

Net Cash Used in Operating Activities

Net cash used in operating activities was $17.8 million for the year ended December 31, 2016 compared to $5.5 million for the year ended December 31, 2015. The increase of $12.3 million in net cash used in operating activities was primarily due to an increase in our research and development programs and in our payroll and payroll-related expenses as the result of increased headcount as we continue to build our management team and expand our operations and the payment of the 2015 accrued bonus of $1.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.2 million for the year ended December 31, 2016 compared to $56 thousand for the year ended December 31, 2015. The increase in cash used was due to an increase in the purchase of property and equipment and external software development costs.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities of $14 thousand for the year ended December 31, 2016 was for transaction costs related to this offering.

Net cash provided by financing activities of $70.6 million for the year ended December 31, 2015 was due to $70.6 million of net proceeds received from the sales of our Series B convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2016:

December 31, 2016	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
(in thousands)
Preclinical research agreements(1)	$230	$—	$—	$—	$230

Total	$230	$—	$—	$—	$230

(1)	Represents the noncancellable portion of a work order for preclinical research related to OV101, which totaled approximately $286,900 (of which $57,375 is included in accrued expenses as of December 31, 2016) and is expected to be paid within the next fiscal year.

Except as disclosed in the table above, we have no long-term debt or capital leases and no material non-cancelable purchase commitments with service providers, as we have generally contracted on a cancelable, purchase order basis.

The contractual obligations table does not include any potential contingent payments upon the achievement by us of clinical, regulatory and commercial events, as applicable, or royalty payments that we may be required to make under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreement with H. Lundbeck A/S and our Takeda license agreement. We excluded the contingent payments given that the timing and amount (if any) of any such payments cannot be reasonably estimated at this time. See the section titled “Business—License and Collaboration Agreements—License Agreement with H. Lundbeck A/S” and “Business—License and Collaboration Agreements—License and Collaboration Agreement with Takeda” for additional information.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosure about Market Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. As of December 31, 2016, we had cash equivalents of $51.6 million that were held in an interest-bearing money market account. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term maturities of our cash equivalents and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our cash equivalents. To minimize the risk in the future, we intend to maintain our portfolio of cash equivalents in institutional market funds that are comprised of U.S. Treasury and U.S. Treasury-backed repurchase agreements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the revenue and expenses incurred during the reported periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in more detail in Note 2 to our audited financial statements appearing elsewhere in this prospectus. We believe the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Accrued Clinical Expenses

When preparing our financial statements, we are required to estimate our accrued clinical expenses. This process involves reviewing open contracts and communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. Payments under some of the contracts we have with third parties depend on factors, such as successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones.

When accruing clinical expenses, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from our service providers. However, we may be required to estimate the cost of these services based only on information available to us. If we underestimate or overestimate the cost associated with a trial or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued clinical expenses have approximated actual expense incurred.

Income Taxes

We file U.S. federal income tax returns and New York state tax returns. Our deferred tax assets are primarily composed of federal and state tax net operating losses and tax credit carryforwards and are recorded using enacted tax rates expected to be in effect in the years in which these temporary differences are expected to be utilized. At December 31, 2016, we had available approximately $25.9 million and $25.7 million of unused net operating loss carryforwards for federal and state tax purposes, respectively, that may be applied against future taxable income. We also had approximately $25.6 million of unused net operating loss carryforwards for New York City purposes. The net operating loss carryforwards will begin to expire in the year 2035 if not utilized prior to that date. We may be subject to the net operating loss utilization provisions of Section 382 of the U.S. Internal Revenue Code of 1986, as amended. The effect of an ownership change would be the imposition of an annual limitation on the use of the federal and state net operating loss carryforwards attributable to periods before the change. The amount of the annual limitation depends upon our value immediately before the ownership change, changes to our capital during a specified period prior to the change, and the federal published interest rate. The annual limitation may result in the expiration of the federal and state net operating loss carryforwards prior to utilization. We have not conducted a Section 382 analysis to determine the potential limitation.

Stock-Based Compensation

We account for stock-based compensation awards in accordance with the Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires all stock-based compensation awards to employees to be recognized as expense based on their grant date fair values. We recognized expenses over the requisite service period, which is generally the vesting period of the award under the straight-line method. We record the expense for stock-based compensation awards subject to performance-based milestone vesting over the remaining service period when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions at each reporting date.

We recognize stock-based compensation expense related to stock options granted to non-employees issued in exchange for services based on the estimated fair value of the awards on the date of grant, net of forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. Option awards granted to non-employees are accounted for in accordance with ASC Topic 505, Equity. Compensation expense is recognized over the vesting period in which the services are rendered. At the end of each financial reporting period prior to the time at which the award is fully vested, the fair value of each non-employee award is remeasured based on the current fair value of our common stock at that time with the updated assumption inputs in the Black-Scholes option-pricing model. The resulting increase or decrease in value, if any, is recognized as expense or income, respectively, during the period the related services are rendered.

The Black-Scholes option-pricing model uses highly subjective assumptions. These assumptions include:

•

Expected Volatility.    Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, the expected volatility was estimated using weighted-average measures of implied volatility and the historical volatility of a representative group of small, publicly traded drug development companies in a similar stage of development as ourselves.

•

Expected Term.    The expected term of the options outstanding is determined using the “simplified” method for “plain vanilla” options based on the mid-point between the vesting date and the end of the contractual term as prescribed by Staff Accounting Bulletin No. 107, Share-Based Payment.

•	Risk-Free Interest Rate. The risk-free interest rate is based on U.S. Treasury notes with remaining terms similar to the expected term of the option.

•	Expected Dividends. The dividend yield assumption is zero since we have never paid cash dividends and do not plan to pay cash dividends in the foreseeable future.

In addition to the Black-Scholes assumptions, we estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment.

We have computed the fair market value of employee and non-employee stock options at date of grant utilizing the following weighted-average assumptions:

	For the Year Ended December 31,
	2016	2015
	Weighted Average	Weighted Average
Volatility	83%	77%
Expected Term in Years	6.04	6.03
Dividend Rate	0%	0%
Risk Free Interest Rate	1.45%	1.80%
Fair Value of Option on Grant Date	$2.30	$2.58

Stock-based compensation expense was $3.6 million and $1.5 million for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, we had $11.0 million of unamortized stock-based compensation expense, which is expected to be recognized over a remaining average vesting period of 2.95 years.

We expect the impact of our stock-based compensation expense for stock options granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and in headcount.

Valuation of Common Stock

All options to purchase shares of our common stock are granted with an exercise price per share equal to the fair value per share of our common stock on the date of grant, based on the information known to us on the date of grant. Prior to this offering, on each grant date, our board of directors estimated the fair value of our common stock in order to determine an exercise price for the option grants. Our board of directors considered, among other things, timely valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common stock, our board of directors exercises its reasonable judgment and takes a number of factors into consideration for the determination of the fair value of our common stock on each grant date. These factors include, but are not limited to:

•	any recent valuations of our common stock performed by an independent third-party valuation firm;

•	our financial position, including cash-on-hand, and our historical and forecasted performance and operating results;

•	the status of research and development efforts;

•	our stage of development and business strategy;

•	the material risks related to our business;

•

the prices at which we sold our shares of convertible preferred stock to outside investors in arm’s length transactions and the rights, preferences and privileges of the convertible preferred stock relative to those of our common stock, including the liquidation preferences of the convertible preferred stock;

•	the illiquid nature of our common stock;

•

the value of companies we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, company size, financial risk and other factors;

•	trends and market conditions affecting our industry; and

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or sale.

After the completion of this offering, our board of directors will determine the per share fair value of our common stock based on the closing price of our common stock as reported by the NASDAQ Global Market on the date of grant.

Stock Option Grants

The following table summarizes, by grant date, the number of shares of common stock underlying stock options granted from April 1, 2014 (date of inception) through April 10, 2017, as well as the associated per share exercise price, which was the fair value per share of our common stock as determined by our board of directors on the applicable grant date:

Date of the Grant	Numbers of Shares Subject to Options Granted		Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
September 22, 2014	150,000		$0.10	$0.10
May 13, 2015	300,000		3.81	3.81
June 8, 2015	2,750,000		3.81	3.81
September 17, 2015	415,000	(1)	3.88	3.88
October 5, 2015	100,000		3.88	3.88
November 6, 2015	125,000		3.88	3.88
December 3, 2015	225,000		3.88	3.88
January 28, 2016	229,000		3.88	3.88
February 24, 2016	582,500		3.88	3.88
March 30, 2016	455,000		2.91	2.91
May 3, 2016	50,000		2.91	2.91
July 11, 2016	1,337,680		2.91	2.91
August 2, 2016	110,000		2.91	2.91
November 1, 2016	19,500		3.11	3.11
January 19, 2017	2,241,545		3.95	3.95
February 2, 2017	6,000		3.95	3.95

(1)	Number reflects an option grant modification that occurred on July 25, 2016, whereby an option to purchase 300,000 shares of our common stock granted on July 17, 2015 was modified to an option to purchase 165,000 shares of our common stock.

The intrinsic value of all outstanding options as of December 31, 2016 was $             million based on the estimated fair value of our common stock of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $             million related to vested options and approximately $             million related to unvested options.

Recent Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our audited financial statements appearing elsewhere in this prospectus for a discussion of recent accounting pronouncements.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we intend to rely on such exemptions, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

BUSINESS

Overview

We are a biopharmaceutical company focused exclusively on developing impactful medicines for patients and families living with rare neurological disorders. We believe these disorders represent an attractive area for drug development as the understanding of the underlying biology has grown meaningfully over the last few years; yet has remained underappreciated by the industry. Our experienced team began with a vision to integrate the biology and symptomology of rare neurological conditions to employ innovative research and clinical strategies for the development of our drug candidates. Using recent scientific advances in genetics and the biological pathways of the brain, we have created a proprietary map of disease-relevant pathways to identify and acquire novel compounds for the treatment of rare neurological disorders. We are executing on our strategy by in-licensing and collaborating with leading biopharmaceutical companies and academic institutions. We are developing a robust pipeline of clinical assets with an initial focus on neurodevelopmental disorders and rare epileptic encephalopathies. Our most advanced candidate, OV101, has commenced a Phase 2 trial, which is primarily a safety trial that is designed to provide proof-of-concept on efficacy parameters, in adults with Angelman syndrome. OV101 has also commenced a Phase 1 trial in adolescents with Angelman syndrome or Fragile X syndrome. Our second lead drug candidate, OV935, is expected to commence a Phase 1b/2a trial in rare epileptic encephalopathies in 2017.

Our most advanced drug candidate is OV101, which we acquired from H. Lundbeck A/S, or Lundbeck, in 2015. We received orphan drug designation for OV101 for the treatment of Angelman syndrome from the U.S. Food and Drug Administration, or FDA, in September 2016. We believe our development plan for OV101 highlights our ability to translate new scientific insights into drug candidates that target an unexplored disease-relevant pathway. OV101 targets disorders characterized by diminished tonic inhibition, a neurological signaling abnormality that has been identified as a potential central cause of the symptoms seen in a number of disorders of the brain. This can lead to certain symptoms, including, but not limited to motor deficiencies, sleep abnormalities, behavioral manifestations and seizures. We believe modulating tonic inhibition may have a meaningful clinical impact in patients with Angelman syndrome and Fragile X syndrome.

In January 2017, we entered into a collaboration with Takeda Pharmaceutical Company Limited, or Takeda, for Takeda’s compound, TAK-935, which we refer to as OV935. The collaboration enables us to share equally in building upon Takeda’s discoveries, bringing together the capabilities of both companies in development, regulatory and commercialization activities. We believe that OV935’s inhibition of the cholesterol metabolism pathway may down regulate the excitatory signals involved in epilepsy, which may suppress seizures and also lead to a long-term disease-modifying effect. We are initially targeting OV935 for rare epileptic encephalopathies with high unmet medical need, including Dravet syndrome, Lennox-Gastaut syndrome and Tuberous Sclerosis Complex. OV935 has completed four Phase 1 trials in certain epileptic encephalopathies, preliminarily demonstrating favorable tolerability at doses that we believe may be therapeutically relevant. Observations in these prior clinical trials are not based on the FDA’s assessment and successful prior trial results do not indicate that OV935 will achieve favorable results in any later stage trials or that the FDA will ultimately determine that OV935 is effective for purposes of granting marketing approval.

Our management team is a critical component to the execution of our overall strategy and our business model. We have assembled a team with significant experience in translational science, drug evaluation, clinical development, regulatory affairs and business development. We believe these capabilities will drive our ability to identify, acquire, develop and commercialize novel compounds that have the potential to modify the devastating course of rare neurological disorders. We believe our expertise will make us the partner of choice for leading biopharmaceutical companies or academic institutions that wish to maximize the value of their neurology drug candidates. The members of our team have been collectively involved in the development and approval of over 20 marketed drugs. Further, we believe that we are particularly well positioned to execute on our business development strategy given the extensive network and breadth of expertise of our Chairman and Chief Executive Officer, Dr. Jeremy Levin, and the other members of our management team. Our management team is supported by our board of directors which has extensive experience in the biopharmaceutical industry.

Our Focus: Rare Neurological Disorders

Rare neurological disorders are among the most devastating in their impact on patients and their families. Patients suffering from these disorders typically require full-time care, and yet, are among the most underserved. Based on our proprietary map, we believe that there are at least 100 neurodevelopmental disorders, epileptic encephalopathies and other related rare neurological disorders that we may be able to target. These disorders are characterized by impairments and pathologies in the growth and development of the brain. Due to a historical overwhelming preference in the drug industry to develop drugs for broader neurological indications, many of these disorders have no approved therapies. As a result, recent scientific advancements have been overlooked which we believe presents us with an opportunity to pursue these indications. These reasons include:

•

High penetrance linking genetic defect to disorder pathology. Rare neurological disorders that are genetic in origin typically have a strong correlation, or penetrance, between the presence of a gene and the manifestation of the corresponding disease pathology. As a result, we believe we can develop drug candidates that will be efficacious in patients with a given genetic profile.

•

Predictive genetic and other models. Recent advances in genetics enable us to employ predictive in vivo genetic models of certain of these disorders. These models allow us to evaluate and observe a drug candidate’s potential activity prior to initiation of clinical trials. Through these models, we believe we will be able to select the most relevant clinical endpoints for our trials and increase the potential for clinical success.

•

Overlapping pathophysiology and symptoms. Neurological disorders are often characterized by a number of overlapping symptoms, such as seizures, sleep disturbances, movement deficiencies and behavioral manifestations. We believe these commonalities will enable us to employ clinical endpoints that may be translatable from one disorder to another, and to develop drugs that may provide a clinical benefit across multiple indications.

•

Early observation of proof-of-concept. By employing clinical endpoints that are highly relevant and are designed to detect meaningful clinical benefits, we anticipate that many of our studies may provide early proof-of-concept in clinical development.

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Potential ability to affect disease progression.    We are focusing on disorders that are typically diagnosed in early childhood when the brain is still developing. We believe that we may be able to meaningfully address symptoms and potentially alter the progression of disease, especially if the drug can be administered early in life.

•

Motivated and accessible patient populations.    We are targeting development programs for disorders with motivated and accessible patient populations. We believe that the patients and caregivers affected by these disorders are avid users of social media, in order to learn about and share relevant information and experiences. We aim to use digital platforms to efficiently identify new patients for our clinical trials, raise disease awareness and help connect the patient and caregiver communities.

The Ovid Approach

The Ovid approach to drug development for rare neurological disorders is scientifically driven, patient focused and business development oriented.

Scientifically Driven

We are taking a scientifically driven approach to identifying promising drug candidates for our pipeline. We are building our portfolio based on the existence of clear biological rationales, including a focus on disorders that have, where possible, a direct genetic linkage. We are using our proprietary map to identify drug candidates across all stages of development for potential acquisition or in-licensing. Through utilization of our proprietary map, we are building on the emerging body of scientific insights developed by us and others in the biopharmaceutical industry to target these new disease pathways of the brain. As we evaluate data from previous and ongoing preclinical studies and clinical trials, we intend to refine our scientific approach and apply these insights to continue to build our pipeline.

In particular, the Ovid approach is driven by the following scientific principles:

•	map biological pathways that are relevant for rare neurological disorders with significant unmet need;

•	target biological pathways for which proof-of-concept has been established via in vitro or animal models;

•	focus on biological pathways that cause the pathology of the disorder and that have common symptoms that we can target; and

•	identify and utilize biomarkers that can provide evidence of the activity of our drug candidates.

Patient Focused

We are highly focused on the patient communities affected by the rare neurological disorders we are addressing. We believe this aspect of our approach is critical given that these disorders affect a small population of patients, but carry serious morbidities and require extensive involvement from the patients’ families, caregivers, physicians and patient advocacy groups.

The Ovid approach is driven by the following patient-focused principles:

•

develop close relationships with patients, caregivers, families, disease foundations and key opinion leaders, to better understand the history of these disorders, raise awareness, identify patients and facilitate enrollment of clinical trials;

•	identify clinically meaningful endpoints based on input from patients and their physicians and caregivers; and

•	develop digital capabilities to engage, foster and maintain close relationships with patient communities.

Business Development Oriented

We are building a broad pipeline of potential drug candidates to treat rare neurological disorders through the in-licensing or partnering of drug candidates. Central to the success of this process is a highly focused and disciplined business development effort aimed at securing relevant assets in each of our selected rare neurological disorders.

We are developing a specialized, scalable and robust infrastructure that we believe will make us a leader in rare neurological disorders and the partner of choice for leading biopharmaceutical companies or academic institutions that wish to maximize the value of their neurology drug candidates in these areas. This infrastructure spans from research, translational science, clinical development and regulatory affairs to business development, market access and relationships with patient advocacy groups. If and when our drug candidates are approved, we also plan to establish a highly focused commercial and distribution network dedicated to rare neurological disorders in the United States and Europe, where we believe the patient populations and medical specialists are sufficiently concentrated to effectively market our drug candidates.

We believe that we are particularly well positioned to execute on our business development strategy because of the extensive network of our Chairman and Chief Executive Officer, Dr. Jeremy Levin, and the other members of our management team, who collectively have a track record of success in orphan drug development and evaluation.

Our Pipeline

The following table sets forth the status and mechanism of action of our drug candidates:

*	Also known as TAK-935 under a co-development program with Takeda Pharmaceutical Company Limited pursuant to a license and collaboration agreement.

OV101

We are developing OV101, our most advanced drug candidate, for the treatment of Angelman syndrome and Fragile X syndrome, two neurodevelopmental disorders that are characterized by similar symptoms due to decreased tonic inhibition. Angelman syndrome and Fragile X syndrome have overlapping symptoms, including sleep disorder, aberrant behavior, anxiety and cognitive or intellectual disabilities. Both of these disorders are typically diagnosable in early childhood and require full-time care for the patients affected. Although the FDA has not yet made any determination regarding the safety and efficacy of OV101, in previously conducted clinical trials in primary insomnia enrolling over 4,000 adults, OV101 was observed to have favorable safety and oral bioavailability profiles. Success in these previous trials does not ensure that our clinical trials in OV101 will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of OV101. We have commenced our Phase 2 trial of OV101, which is primarily a safety trial that is designed to provide proof-of-concept on efficacy parameters, in adults with Angelman syndrome. We have commenced a Phase 1 trial in adolescents with Angelman syndrome or Fragile X syndrome. In September 2016, the FDA granted orphan drug designation for OV101 for the treatment of Angelman syndrome.

OV101 and Tonic Inhibition

Tonic inhibition is a critical regulatory mechanism that allows a healthy human brain to decipher excitatory and inhibitory neurological signals correctly without being overloaded. Defects of this system are thought to play a role in multiple disease states, including Angelman syndrome and Fragile X syndrome. OV101 represents a promising compound targeting this mechanism.

Tonic inhibition refers to the ability of the brain to modulate incoming messages and filter out extraneous signals between nerve cells, or neurons. Decreased tonic inhibition results in an imbalance in the ratio of excitation to inhibition. If tonic inhibition is reduced, the brain becomes inundated with signals and loses the ability to separate background noise from critical information. This imbalance disrupts normal brain functioning, including sensory processing and integration. This can lead to symptoms characteristic of neurodevelopmental disorders, including those related to behavior, learning, cognitive development, motor function, sleep disturbances and seizures. By modulating tonic inhibition, OV101 may have the potential to alleviate important symptoms and provide a meaningful clinical benefit to patients across several neurodevelopmental disorders including Angelman syndrome and Fragile X syndrome.

Tonic Inhibition and Neurodevelopmental Disorders

Neurotransmission

The brain is composed of a vast network of interconnected neurons that facilitate the communication between cells. These communications are governed by the release of chemical signals, or neurotransmitters, from one neuron to another. The neuron that releases the neurotransmitter is called the presynaptic neuron. The neuron that receives the neurotransmitter is called the postsynaptic neuron. The presynaptic neuron releases a neurotransmitter into a physical gap separating the two neurons, which is called the synaptic gap. The neurotransmitter then diffuses across the synaptic gap to bind to a receptor on the postsynaptic neuron. This binding then triggers a signal to stimulate, inhibit or otherwise modulate the activity of the postsynaptic neuron. For example, gamma-aminobutyric acid, or GABA, is an inhibitory neurotransmitter that plays a role in anxiety, sleep, seizure, motor functions and certain other brain functions. The neurotransmitter GABA binds to receptors in the synaptic gap, called synaptic receptors, as well as receptors outside the synaptic gap, called extrasynaptic GABA receptors. The following figure depicts the synaptic gap and extrasynaptic GABA receptors outside the synaptic gap:

Figure 1: The neurotransmitter GABA binds to synaptic receptors in the synaptic gap and extrasynaptic GABA receptors outside the synaptic gap.

The Role of GABA in Phasic and Tonic Inhibition

There is a fine balance between an appropriate and an inappropriate response of the postsynaptic neuron to an incoming stimulus. Neurons are typically responsive to incoming stimulus at two levels through processes known as phasic and tonic inhibition.

Phasic Inhibition.    Phasic inhibition is short-acting in nature and takes place in the synaptic gap. The brain processes signals passed between neurons in milliseconds. To keep the system in balance, the body sets up a feedback loop so that signaling is interpreted appropriately. When the body determines that it should cease responding to a specific signal, it triggers this feedback loop, which inhibits the receiving neuron from responding too strongly. This is done when the neurotransmitter, GABA, binds to receptors in the synaptic gap, or synaptic GABAA receptors. Once the receiving postsynaptic neuron has been inhibited, balance can be restored and the receiving neuron can prepare to receive a new stimulus.

Tonic Inhibition.    Tonic inhibition is longer-acting in nature and takes place in the extrasynaptic region. Extrasynaptic GABAA receptors contain specific subunits that make them different from synaptic GABAA receptors in structure and activity. In particular, many extrasynaptic GABAA receptors contain a specific domain called the d (delta) subunit, which are not expressed in synaptic GABAA receptors. These extrasynaptic GABAA that contain the d subunit receptors act with slower kinetics, hence the longer-acting inhibitory response of tonic inhibition. The following figure depicts the location and domains of the extrasynaptic GABAA receptor:

Figure 2: Structure and localization of the d (delta) subunit contained in the extrasynaptic GABAA receptor.

The following figure depicts physiologic levels of phasic inhibition and tonic inhibition, the two levels of signaling between neurons:

Figure 3: Phasic inhibition is rapid and short-lived. Tonic inhibition is more persistent.

The same neurotransmitter, GABA, which stimulates the short-acting receptors in the synapse in the process of phasic inhibition, also stimulates the longer-acting receptors outside the synapse in the process of tonic inhibition.

Under normal conditions there is sufficient GABA present in and around the synaptic region and both sets of receptors are stimulated. However, in certain neurodevelopmental disorders, the overall levels of GABA are reduced. This reduction can lead to a situation in which there is enough GABA in the synapse to maintain normal short-term signaling, but GABA outside the synapse is insufficient to occupy the extrasynaptic receptors and maintain longer-term signaling. The decline in tonic inhibition triggered by the shortage of extrasynaptic GABA leads to the chronic activation of the receiving postsynaptic neurons and disruption of normal brain network activity.

Tonic inhibition is a key mechanism of neural regulation that has not yet, to our knowledge, been specifically addressed by any approved drug. Tonic inhibition has been shown to be important in helping to discriminate important signals from the “noise” generated by the multitude of sensory signals entering the brain. In patients with decreased tonic inhibition, the flood of incoming signals overwhelms the ability of the brain to process them.

The clinical manifestations of decreased tonic inhibition are seen across several neurodevelopmental disorders, including Angelman syndrome and Fragile X syndrome. When tonic inhibition is decreased, the body has trouble functioning normally in the presence of this chronic overstimulation of neurons. The result is profound pathology that is manifested by seizures, anxiety and disturbances in motor function, behavior, sleep, cognition, learning, memory and ability to communicate effectively.

In addition, learning and memory are closely linked to the ability of the brain to establish and maintain connections among nerve cells. Many brain processes, including tonic inhibition, play a role in the creation and maintenance of these connections. One of the long-term consequences of decreased tonic inhibition is the disruption of memory. The restoration of tonic inhibition has been observed to lead to improvements in memory in adult animal models.

OV101 and Tonic Inhibition in Angelman Syndrome and Fragile X Syndrome

OV101 is a delta selective extrasynaptic GABAA receptor agonist. An agonist is a chemical that binds to a receptor and activates the receptor to produce a biological response. OV101 specifically exerts its biological activity through the d subunit of extrasynaptic GABAA receptors. Based on the biological pathway and existing preclinical data, we anticipate developing OV101 as an orally active selective extrasynaptic GABAA agonist to compensate for the deficit in GABA concentrations observed in patients with certain rare neurological disorders. We believe OV101 is the only drug candidate in development that exerts its biological activity preferentially through the d subunit of extrasynaptic receptors. We are initially developing OV101 for Angelman syndrome and Fragile X syndrome, and we believe it has the potential to address multiple neurodevelopmental disorders characterized by decreased tonic inhibition.

The following figure depicts how OV101 addresses tonic inhibition by restoring activity of the extrasynaptic GABAA receptors:

NORMAL
Presynaptic neuron
GABA
GABA
Extrasynaptic GABA receptor
Extrasynaptic GABA receptor
Cl⁻
Cl⁻
Synaptic GABA receptors
Cl⁻
Cl⁻
Cl⁻
Postsynaptic neuron
DISEASE
Presynaptic neuron
Extrasynaptic GABA receptor
GABA
Extrasynaptic GABA receptor
Cl⁻
Synaptic GABA receptors
Cl⁻
Cl⁻
Postsynaptic neuron
TREATED
Presynaptic neuron
OV101
OV101
Extrasynaptic GABA receptor
GABA
Extrasynaptic GABA receptor
Cl⁻
Cl⁻
Synaptic GABA receptors
Cl⁻
Cl⁻
Cl⁻
Postsynaptic neuron

Figure 4. How OV101 is designed to address tonic inhibition by restoring activity of the extrasynaptic GABAA receptors. The figures represent the synapse between a GABAergic neuron and a postsynaptic cell. The top panel shows normal release and uptake of GABA with activation of both synaptic and extrasynaptic receptors resulting in normal phasic and tonic inhibition. In the middle panel, an increase in GABA uptake (Angelman syndrome) or a reduction in GABA release (Fragile X syndrome) leads to a reduction in extracellular concentrations of GABA, preferentially impacting extrasynaptic GABA receptor signaling and resulting in reduced tonic inhibition. In the bottom panel, OV101 acts selectively on the extrasynaptic GABAA receptors restoring tonic inhibition.

Angelman Syndrome

Overview.    Angelman syndrome is a rare genetic disorder that is typically diagnosed in the United States after one year of age when parents notice severe developmental delays or the child suffers seizures. Characteristic features of this disorder include delayed development, intellectual disability, severe speech impairment, problems with movement and balance, seizures, sleep disorders and anxiety. Individual patients with Angelman syndrome can have varied symptoms, including the inability to walk or control motor movement, which can limit their ability to handle daily functions such as feeding, dressing or bathing. These patients are also often hyperactive, leading to various behavioral problems. Angelman syndrome symptoms, such as poor sleeping patterns, can lead to serious consequences, including increased frequency of seizures and exacerbation of behavioral manifestations. Most Angelman syndrome patients require full-time care, which can represent a substantial emotional and financial burden on their families. In addition, Angelman syndrome has been associated with poor parental sleep and higher parental stress.

According to the National Organization for Rare Disorders, the approximate prevalence of Angelman syndrome is between 1 in 12,000 to 20,000 people. There are no FDA-approved therapies for the treatment of Angelman syndrome. The current standard of care for seizures associated with Angelman syndrome are traditional anticonvulsants, which are not designed to trigger tonic inhibition. There is no widely accepted standard of care for other symptoms of Angelman syndrome, including sleep disruptions, motor dysfunction and behavioral abnormalities.

Tonic Inhibition and Angelman Syndrome.    In 1997, scientists traced the genetic causes of Angelman syndrome to mutations and other disruptions in the UBE3A gene. The UBE3A gene encodes the UBE3A protein, which plays a central role in protein degradation. Protein degradation is the breakdown of damaged or unnecessary proteins within the cell, which is an important aspect of maintaining normal cellular function. The UBE3A protein triggers the attachment of a protein called ubiquitin to other cellular proteins. These ubiquitin attachments serve as tags that mark the tagged cellular proteins for degradation. Alterations in the UBE3A gene, and therefore the UBE3A protein, result in deficiencies in the tagging of proteins for degradation, leading to inappropriate protein accumulation within the cell.

One of the proteins that the UBE3A protein normally tags for degradation is GABAA Transporter 1, or GAT1, a protein that is responsible for the uptake of GABA by neurons. The disruption in the UBE3A gene results in an overabundance of GAT1, leading to an exaggerated uptake of GABA. This results in low levels of GABA in both the synaptic and extrasynaptic regions. The deficiency of GABA in the extrasynaptic region culminates in a decrease of tonic inhibition, triggering a chronic activation of downstream neurons. The following figure depicts the biological pathway by which the UBE3A gene alteration present in Angelman syndrome patients leads to decreased tonic inhibition:

Figure 5. Linkage between UBE3A

gene alteration and tonic inhibition.

By adding OV101, a GABA agonist, we believe it is possible to address this decreased tonic inhibition by compensating for the low GABA levels. Once OV101 is added, the extrasynaptic receptors are activated to transport chloride, or Cl-ions, from outside the cell into the postsynaptic neuron. Negatively charged CI-ions inside the postsynaptic neuron increase tonic inhibition, reducing the excessive activation of downstream neurons.

Preclinical Data in Angelman Syndrome.    In preclinical studies conducted by an independent academic group in Angelman syndrome mouse models, OV101 was observed to increase tonic inhibition and alleviate the key motor symptoms that are also observed in Angelman syndrome patients.

In 2012, researchers published a study in the journal Science Translational Medicine, reporting that they had created mice that lacked a functional copy of the UBE3A gene. In these mouse models, the researchers observed several features of Angelman syndrome, including a loss of controlled bodily movements and motor deficits. The researchers further observed that mice lacking a functional copy of the UBE3A gene had deficiencies in tonic inhibition and that increased GABA could partially restore this deficiency.

In this study, analysis of the activity of individual nerve cells in mice with a defective UBE3A gene demonstrated the effects of decreased tonic inhibition. Decreased tonic inhibition resulted in excessive neuronal activity, which caused disruption of the normal, tightly coordinated and regulated signaling within the brain. The direct addition of OV101 to these nerve cells largely restored their activity and regional brain network activity. Based on these results, we believe that OV101 may have a similar effect in increasing tonic inhibition in Angelman syndrome patients.

The utility of these Angelman syndrome mouse models is also demonstrated by the effects of OV101 on walking gait. Angelman syndrome patients often have an altered walking gait where the legs are wide-spaced and feet are turned out. The Angelman syndrome mouse models were observed to have an altered gait, involving rotation of the hind paws outward. In this study, Angelman syndrome mouse models and normal mice were each administered OV101 and a placebo. Administration of OV101 was observed to result in statistically significant reductions in hind paw rotation in the Angelman syndrome mice, but had no effect in the normal mice. The following figure depicts the decrease in hind-paw rotation in the Angelman syndrome mice administered OV101 versus those that were administered a placebo:

Figure 6: Administration of OV101 led to a reduction in the degree of hind paw rotation.

**	A p-value of 0.05 or less represents statistical significance, meaning that there is a less than 1-in-20 likelihood that the observed results occurred by chance. A p-value of 0.01 or less means that there is a less than 1-in-100 likelihood that the observed results occurred by chance.

OV101 administration in Angelman syndrome mouse models was also observed to result in improved overall motor and clasping reflex function as measured by a rotarod test and tail suspension. In the rotarod test, mice are required to perch atop a rotating cylinder and use their legs and body in a coordinated fashion in order to avoid falling off. Angelman syndrome mice that were administered OV101 were observed to have an increased time on the rotarod versus those that were administered a placebo. Administration of OV101 was not observed to have an effect in normal mice. The experiment showed that the increased amount of time shown on the rotarod after treatment was statistically significant (approximately 20%, p<0.05) relative to the time spent on the rotarod before injection. In the tail suspension test, Angelman syndrome mice showed a mild to moderate clasping reflex, represented by forelimb clasping and flexion to the body and smaller forelimb flexion. Angelman syndrome mice treated with OV101 showed improved clasping reflexes and significantly increased forelimb angles (p<0.01).

Fragile X Syndrome

Overview.    Fragile X syndrome is a genetic condition that results in intellectual disability, anxiety disorders, behavioral and learning challenges and various physical disabilities. Patients with Fragile X syndrome exhibit autism-like symptoms, including cognitive impairment, anxiety, mood swings, hyperactivity, attention deficit and heightened sensitivity to various stimuli, such as sound. The severity of an individual patient’s impairment can range from mild learning disabilities to more severe cognitive or intellectual disabilities. Fragile X syndrome is one of the most commonly inherited intellectual disability disorders. Children with Fragile X syndrome also often have unusual sleep patterns and may have difficulty with routine activities such as feeding and dressing. The challenges presented by Fragile X syndrome often extend beyond the patient and can lead to significant hardships on the emotional and financial health of their families.

Fragile X syndrome is caused by mutations in the fragile X mental retardation gene, or FMR1 gene. FMR1 is a gene that leads to the synthesis of the fragile X mental retardation protein, FMRP, which is needed for normal brain development. The FMR1 gene normally contains in its sequence between 5 and 44 copies of a short, repeated motif, or recurring pattern in DNA. In Fragile X syndrome, there are more than 200 copies of this motif in the FMR1 gene, a genetic change that prevents the synthesis of FMRP. Patients with intermediate numbers of repeats are able to make some FMRP and have milder symptoms.

According to the National Fragile X Foundation, Fragile X syndrome affects approximately 1 in 3,600 to 4,000 males and 1 in 4,000 to 6,000 females. The average age of diagnosis of Fragile X syndrome is approximately three years. Currently, there are no approved therapies for the treatment of Fragile X syndrome. The current standard of care for the psychiatric challenges of Fragile X syndrome is tailored to each patient and may include antipsychotics, antidepressants and drugs to treat attention deficit and sleep disorders. Special education and symptomatic treatments for anxiety and irritability are often employed to lessen the burden of illness. Fragile X syndrome patients also may experience seizures, which are treated with traditional anticonvulsants.

Tonic Inhibition and Fragile X Syndrome.    Due to mutations in the FMR1 gene, patients with Fragile X syndrome have deficiencies in the levels of FMRP, an RNA binding protein that regulates the synthesis of proteins such as the two forms of glutamic acid decarboxylase, or GAD65 and GAD67, which we refer to together as GAD65/67. GAD65/67 are the key enzymes required for synthesis of GABA. Knocking out the FMR1 gene results in reduced expression of GAD65/67 in mouse models. The following figure depicts the reduced expression of GAD65/67 in mice containing a knockout of the FMR1 gene:

Figure 7: Knockout of the FMR1 gene leads to reduced expression of

GAD65/67 in mice.

The reduced expression of GAD65/67 in this model results in decreased GABA production and subsequently lower extrasynaptic levels of GABA and decreased tonic inhibition required for normal tonic inhibition. Decreased tonic inhibition is believed to be responsible for a number of Fragile X syndrome-related symptoms, such as behavioral and cognitive problems. The following figure depicts the biological pathway by which an alteration in the FMR1 gene leads to decreased tonic inhibition:

Figure 8: Linkage between FMR1 gene alteration and tonic inhibition.

Preclinical Data in Fragile X Syndrome.    The association between the FMR1 gene and physiological changes observed in Fragile X syndrome patients has been evaluated in preclinical studies conducted by an independent academic group. Mice containing a knockout of the FMR1 gene exhibit behaviors similar to those observed in Fragile X syndrome patients, such as hyperactivity, anxiety and increased sensitivity to sounds.

In these studies, hyperactivity in FMR1-deficient mice was assessed by the distance traveled and average speed in an open field test. FMR1-deficient mice were significantly more active than normal mice. It was observed that treatment of these mice with OV101 led to a statistically significant decrease in the distance traveled and average speed. These results were considered to be indicative of a reduction in hyperactivity, which we believe resulted from increased tonic inhibition. The following figure depicts the normalization of hyperactivity in mice containing a knockout of the FMR1 gene when administered OV101:

Figure 9: OV101 was observed to reduce signs of hyperactivity in mice containing a knockout of the FMR1 gene.

In these studies, OV101 partially normalized the mice’s response to startling sounds in the pre-pulse inhibition test in which a pre-stimulus is given to suppress the startle response and improved the signal to noise ratio. Additionally, mice with a knockout of the FMR1 gene were also observed to have higher neuronal activity as compared to normal mice and a lower threshold for action potential, or AP, generation leading to increased AP bursts, which reverted to normal levels with the administration of OV101, as shown in the following figure:

Figure 10. OV101 was observed to reduce levels of neuronal activity in mice with a knockout of the FMR1 gene.

OV101 and its Potential Impact on Neurogenesis and on Learning and Memory

Based on preclinical data, we believe OV101 may facilitate neurogenesis, or the creation and maturation of new neurons, which may lead to cognitive benefits. In a preclinical study in mice conducted by an independent academic group, OV101 was observed to promote the performance of certain memory behaviors and facilitate neurogenesis.

Extrasynaptic GABAA receptors contain a unique d subunit, which is a specific domain on extrasynaptic GABAA receptors that is not expressed in synaptic GABAA receptors. OV101 mediates its pharmacological properties via the activity of this d subunit and we believe that is a key differentiating aspect of our drug. It is believed that GABAA receptor-dependent signaling regulates memory and also facilitates the growth of neurons after birth in the brain.

Long-term administration of OV101 in normal mice, but not in mice deficient in the GABAA receptor delta subunit, was observed to result in significant increases in neurogenesis. These treated mice also performed better on challenges that were dependent on long-term memory. We believe that these results in mice suggest that long-term treatment with OV101 in patients with Angelman syndrome and Fragile X syndrome may lead to improvement in cognitive abilities.

Previous Clinical Development of OV101

We acquired worldwide rights to OV101 from Lundbeck in March 2015. Prior to the acquisition, Lundbeck filed an investigational new drug, or IND, application with the FDA for the treatment of insomnia. Pursuant to this IND, Lundbeck and Merck & Co., Inc., or Merck, partnered to conduct several Phase 3 trials for primary insomnia between 2004 and 2007. Over the course of the development of OV101, over 4,000 adults were administered OV101, resulting in an OV101 exposure of approximately 950 patient years. These trials were primarily randomized, placebo-controlled short-term and long-term safety and efficacy clinical studies, using classic sleep parameters such as total sleep time, time to sleep onset, wakefulness after sleep onset, and number of nocturnal awakenings as clinical endpoints.

The Phase 3 program consisted of three trials: two 3-month placebo controlled trials conducted in the United States and one 2-week trial conducted in Europe and Canada, each evaluating OV101 against placebo and the active comparator, zolpidem (Ambien). The primary endpoints of the trials included total sleep time and time-to-sleep onset and the secondary endpoints included number of nocturnal awakenings, wakefulness after sleep onset and daytime function. In Phase 3 trials, which were conducted for durations of up to 12 months, OV101 was observed to have efficacy that was largely comparable to zolpidem (Ambien) on several sleep metrics. In the first 3-month trial, a dose of 15mg of OV101 met both of the primary endpoints as well as the secondary endpoints at week one and month three compared to placebo. In the second 3-month trial, the same dose met only total sleep time and number of awakenings at week one, but significance was lost after adjusting for multiplicity at month three. The 2-week trial met all primary endpoints and wakefulness after sleep onset, for 15mg gaboxadol at weeks one and two. Additionally, subjects that were administered OV101 showed no evidence of withdrawal symptoms or rebound insomnia after discontinuation of short-term treatment, whereas transient rebound insomnia was observed in subjects receiving zolpidem. In addition, clear differences were observed between OV101 and zolpidem from a sleep architecture perspective. OV101 has shown consistent increases in slow wave sleep compared to zolpidem with no significant effect on stage 2 or REM sleep in healthy adult, elderly subjects. It is believed that slow wave sleep is important for encoding long-term, fact-based memories. Slow wave sleep has been associated with physical changes in neuronal connections.

Safety and Tolerability

Overall, OV101 was observed to be well-tolerated in adult patients aged 18-64 years in the Phase 2 and Phase 3 trials at doses of 5mg to 15mg given as evening doses. The FDA has not, however, made any determination regarding the safety and efficacy of OV101. Success in these previous trials does not ensure that our clinical trials in OV101 will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of OV101. The most common reported adverse events were headache, nausea, vomiting, somnolence and dizziness. In general, the adverse events appeared to be dose-related. The majority of the serious adverse events, or SAEs, observed were considered to not be related to treatment with OV101. One SAE, fatigue, was considered by Lundbeck and Merck as probably related to OV101 treatment. Among the 9 SAEs considered by Lundbeck and Merck to be possibly related to OV101 treatment, there were three cases of fainting and one case each of: radius fracture, abnormal QRS axis, transient ischemic attack, non-cardiac chest pain, unresponsive to stimuli and atrial fibrillation. Across trials there were no apparent clinical trends regarding SAEs with respect to frequency, distribution across system organ classes or preferred terms. Also, there were no apparent clinical differences versus placebo. In the Phase 3 trials at the 15mg dose, at least one SAE was observed in 1.3% of subjects at two weeks and 3 months and 3.0% of subjects at 12 months versus 0.0% to 1.0% on placebo over the same timeframe.

Consistent with the clinical development of other insomnia drugs, the FDA requested that Lundbeck and Merck conduct a series of preclinical and clinical abuse studies as part of their development program. In preclinical studies, OV101 demonstrated low abuse potential. In one clinical trial, the abuse potential of OV101 was investigated in doses up to 45mg in male and female subjects with a history of hypnotic/sedative abuse and other drug abuse. Safety results showed that OV101 administered at doses of 30mg and 45mg in women and 45mg in men was not tolerated in this population of drug abusers, contrary to previous experience with the same doses in healthy volunteers. This indicated that a history of drug abuse decreased tolerability to OV101 in these subjects. Adverse events that were associated with a dose-dependent lack of tolerability in this trial included psychiatric, nervous system, musculoskeletal and gastrointestinal disorders.

In 2007, following the completion of all clinical trials for OV101 in insomnia, Lundbeck and Merck discontinued the development program for insomnia, and announced that the overall clinical profile did not support further development of OV101 for insomnia.

OV101 Clinical Development Plan

We have commenced our Phase 2 trial of OV101 in adults with Angelman syndrome, which we refer to as the STARS trial, and have commenced a Phase 1 pharmacokinetic, or PK, trial in adolescents with Angelman syndrome or Fragile X syndrome. We anticipate topline data for the STARS trial in 2018 and Phase 1 PK data in adolescents with Angelman syndrome and Fragile X syndrome in the second half of 2017. Both trials will be conducted pursuant to our IND that went into effect on August 15, 2016. With the initial trials being conducted in adults and adolescents, our goal is to initiate subsequent pediatric clinical trials pending completion of a pediatric PK trial and juvenile animal toxicity studies.

We have designed and initiated the STARS trial to assess safety in the target patient populations and to explore multiple endpoints that have the potential to inform the design of our future clinical trials. The STARS trial, currently ongoing, is expected to enroll approximately 75 adults aged 18-49 years with a confirmed diagnosis of Angelman syndrome. The trial is a randomized, double-blind, placebo-controlled trial. The primary endpoint will evaluate the safety and tolerability of OV101 from baseline to week 12 in two dosing schedules either once a day, or QD, or twice daily, or BID. The QD dose is an evening dose up to 15mg. The BID doses involves one morning dose up to 10mg and one evening dose up to 15mg. The exploratory endpoints will evaluate measures of gross and fine motor skills, maladaptive behavior, sleep, clinical global impression and health-related quality of life questionnaires. While we are also evaluating indications of efficacy as exploratory endpoints, this is primarily a safety trial that is designed to provide a proof-of-concept on efficacy parameters. The following figure depicts the design of the STARS trial:

Figure 11: The STARS trial is a randomized, double-blind placebo-controlled Phase 2 trial to assess the safety and tolerability of two dose schedules in adults with a confirmed diagnosis of Angelman syndrome.

In parallel, we have commenced a Phase 1 single-dose PK trial in adolescents with Angelman syndrome or Fragile X syndrome aged 13 to 17 years. We plan to enroll approximately 12 adolescents. We plan on using a dosage of 5mg of OV101 in trials in Angelman syndrome and Fragile X syndrome, which is consistent with those that were used in the trials conducted by Lundbeck and Merck for insomnia and lower than those used in the clinical abuse trial.

OV935

OV935 for Epileptic Encephalopathies

We are developing OV935 in collaboration with Takeda for the treatment of rare epileptic encephalopathies. OV935 is a potent, highly selective inhibitor of the enzyme cholesterol 24-hydroxylase, or CH24H. We believe, if approved, OV935 has the potential to become a first-in-class inhibitor of CH24H. CH24H is predominantly expressed in the brain, where it plays a central role in cholesterol homeostasis. Recent literature suggests that modulation of CH24H may have an impact on over-activation of neurotransmitter pathways that have been implicated in a number of neurological disorders, such as epilepsy. OV935 has completed four Phase 1 trials demonstrating favorable tolerability at doses that are believed to be therapeutically relevant. Observations in these prior clinical trials are not based on the FDA’s assessment and successful prior trial results do not indicate that OV935 will achieve favorable results in any later stage trials or that the FDA will ultimately determine that OV935 is effective for purposes of granting marketing approval. We and Takeda expect to commence a Phase 1b/2a proof-of-concept trial in patients with Dravet syndrome, Lennox-Gastaut syndrome and Tuberous Sclerosis Complex in 2017, each of which are rare epileptic encephalopathies that we believe, based on their biology, may be treated by OV935. We believe that OV935 offers the possibility not only to suppress seizures, as was observed in preclinical studies, but also to modulate the underlying biological pathways that lead to the development of seizures. This may offer the possibility of a long-term, disease-modifying therapy.

Dravet Syndrome

Dravet syndrome is a severe form of childhood epilepsy largely genetically driven by the mutation of the SCN1A gene typically presents during the first year of life. Eighty percent of patients have a mutation of the SCN1A gene. Children experience frequent seizures, loss of muscle control, cognitive deficits and, in approximately 10% of cases, death before the age of 12 years. Children continue to suffer from seizures and severe cognitive and developmental impairment throughout their lifetime. While some patients may survive into adulthood, their long-term intellectual development and seizure outcomes are typically extremely poor. The incidence of Dravet syndrome in the United States ranges from 1 in 15,700 to 1 in 20,900 births. Patients are frequently treated with combinations of classic anti-epileptic drugs, none of which are particularly effective. However, no drug has been approved specifically for the treatment of Dravet syndrome in the United States and only one drug, the anticonvulsant stiripentol, has been approved in Europe.

Lennox-Gastaut Syndrome

Lennox-Gastaut syndrome is a rare disorder that is often diagnosed between three and five years of age. Patients diagnosed with Lennox-Gastaut syndrome experience a multitude of seizure types that are difficult to manage and have many of the same symptomologies as other rare pediatric epilepsies. Studies estimate that Lennox-Gastaut syndrome affects approximately 14,500 to 18,500 children under the age of 18 and over 30,000 children and adults in the United States. Some patients have de novo genetic mutations, including a mutation of the SCN2A gene. The annual incidence of Lennox-Gastaut syndrome in childhood is estimated to be 2 per 100,000 children. It is also estimated that between 1% and 4% of childhood epilepsies are a result of Lennox-Gastaut syndrome. Only 10% of these patients have seizures that are fully controlled by existing therapies.

Tuberous Sclerosis Complex

Tuberous Sclerosis Complex is a genetic disorder that causes non-malignant tumors to form in many different organs, and primarily in the brain, eyes, heart, kidney, skin and lungs and is often diagnosed in childhood. The brain and skin are the most affected organs. Tuberous Sclerosis Complex results from a mutation in tumor suppression genes TSC1 or TSC2. Most cases of Tuberous Sclerosis Complex are caused by de novo mutations of the TSC1 or TSC2 genes. According to the Tuberous Sclerosis Alliance, Tuberous Sclerosis Complex is estimated to affect approximately 50,000 patients in the United States and occurs in 1 of 6,000 live births. The most common symptom of Tuberous Sclerosis Complex is epilepsy, which occurs in 60% to 90% of patients, of which 70% experience seizure onset in their first year of life. Despite available therapies, a significant number of Tuberous Sclerosis Complex patients have treatment-resistant seizures. There are significant co-morbidities associated with Tuberous Sclerosis Complex, including cognitive impairment in 50%, autism spectrum disorders in up to 40% and neurobehavioral disorders in over 60% of individuals with Tuberous Sclerosis Complex.

The Role of Cholesterol Metabolism in Epileptic Encephalopathies

The brain is a cholesterol-rich organ, containing about 25% of the total cholesterol in the body. Cholesterol is an essential component of cellular membranes, including the synaptic membranes that aid in the transmission of signals between cells. Cholesterol is also a key component of myelin, the protective layer of lipids and proteins that serves as an insulating sheathe and facilitates electrical conduction in nerve cells.

Cholesterol in the brain is entirely synthesized and metabolized locally to maintain physiologic levels. When cholesterol is metabolized in the brain, it is broken down to 24-hydroxycholesterol, or 24HC, by CH24H, an enzyme predominantly expressed in the brain. Converting cholesterol to 24HC enables it to pass through the blood brain barrier and enter into the circulatory system, allowing it to be eliminated from the body. Since CH24H is primarily present in the brain, there is a strong correlation between circulating blood levels and brain levels of 24HC. The levels of 24HC can therefore serve as a biomarker of CH24H activity in the brain.

24HC levels can profoundly impact key signaling pathways in the brain including glutamatergic signaling, or signaling by the neurotransmitter glutamate. In one subtype of glutamate receptors called N-Methyl-D-Aspartate, or

NMDA, receptors, elevated levels of 24HC have been shown in various cellular and tissue models to lead to increased activation of the glutamate signaling pathway. Activation of NMDA receptors has been implicated in a number of neurological disorders, including Alzheimer’s disease and epilepsy. As a result, modulation of cholesterol metabolism has been proposed as a potential therapeutic approach for several neurological disorders. We believe that decreasing 24HC levels, and thereby modulating NMDA receptor activity, represents a sound rationale for addressing the underlying biology of epileptic encephalopathies. The following figure depicts inhibition of CH24H by OV935 and its impact on excitatory signaling in the brain.

Figure 12: Through inhibition of CH24H, OV935 is believed to reduce brain levels of 24HC, thereby reducing excitatory signaling.

The glutamatergic pathway and NMDA receptors have been the targets of a number of approved drugs. Many of these approved drugs, including anesthetics such as ketamine, were developed as antagonists of NMDA receptors, which were designed to block the receptor. These drugs have not been used in disorders such as epilepsy, where the goal is not to entirely block the NMDA receptor, but rather to modulate its activity. The complete blockade of the NMDA receptor with long-term use is frequently associated with poor tolerability. In some cases, low doses of NMDA receptor antagonists have demonstrated clinical benefit outside their prescribed use, including for treatment of neurological disorders. For example, memantine, a low affinity NMDA receptor antagonist, has been used to treat moderate to severe Alzheimer’s disease patients because it does not completely block the NMDA receptor. Modulation of the NMDA receptor, rather than NMDA receptor antagonism, could provide a more effective method for treatment of neurological disorders.

A number of publications by independent academic groups have stated that 24HC is a potent modulator of the NMDA receptor. These publications describe 24HC as a positive allosteric modulator, a molecule that induces a conformational change within the protein structure of the receptor and increases its activity. Mice lacking CH24H expression have reduced brain levels of 24HC and decreased NMDA receptor signaling, therefore reducing 24HC levels in the brain offers an alternate mechanism for modulating NMDA receptor activity without blocking normal receptor function. We believe that reducing 24HC levels represents an innovative approach to impacting the glutamatergic pathway to treat epileptic encephalopathies. The novelty of this approach, along with the strength of the data supporting it, are what attracted us to OV935 as a potential treatment for these disorders.

OV935 Preclinical Data

OV935 has been evaluated in multiple preclinical epilepsy and seizure models. In these studies, OV935 was observed to have anti-convulsive activity in genetic, pharmacologic and inflammation-induced seizure models.

Based on the preclinical data available to us, OV935 may have diverse effects on overall brain function, affecting both seizure intensity and frequency, and potentially modifying the underlying disease biology. We believe the data provide a rationale to test OV935 in multiple epileptic encephalopathies. The models are summarized as follows:

Model	Observed OV935 Activity
SCN1A Knock-In Model of DS	Increased temperature threshold for hyperthermia induced seizures
Pentylenetetrazol (PTZ) Kindling Model	Reduced PTZ-induced seizure progression
Fring’s Audiogenic Seizure Model	Reduced audiogenic seizures
APP/PS1 Transgenic Mouse Model	Prolonged overall survival
TMEV Mouse Model	Decreased seizure activity and duration

SCN1A Knock-In Model of Dravet Syndrome

OV935 was tested in a knock-in model of Dravet syndrome constructed by inactivation of the SCN1A gene. This gene encodes a voltage-gated sodium channel that plays a critical role in the normal functioning of inhibitory pathways in the brain. Deficiencies in the functioning of this channel allow brain excitatory pathways to function unchecked resulting in severe seizures. The majority of Dravet syndrome cases are caused by mutations in this gene. Mice containing the SCN1A gene mutation have hyperthermia-induced or high-temperature-induced seizures. Mice treated with OV935 were observed to have a significantly raised threshold temperature for developing these seizures after seven days of dosing, relative to untreated mice, as depicted below.

Source: RIKEN Brain Science Institute, Neurogenetics laboratory (Lab head; Kazuhiro Yamakawa).

Figure 13: OV935 increases the threshold for temperature-induced seizures in mice containing the

SCN1A gene mutation.

PTZ Kindling Model

OV935 was tested in a preclinical kindling seizure model. Scientists use kindling models to study the effects of repeat seizures in the brain. One such kindling model described here is the pentylenetetrazol, or PTZ, model. As depicted in the figure below, it has been observed that repeat stimulation can increase the likelihood of seizures, presumably because there is a threshold for seizures to occur and the repeat stimulation lowers this threshold. In this model, PTZ is used to chemically stimulate mice at sub-convulsive levels. PTZ also increases the density and sensitivity of glutamate receptors in specific regions of the brain. Mice that were dosed daily with OV935 demonstrated a significant delay in seizure development in this model.

Figure 14: OV935 delayed seizure development in the PTZ-induced kindling mouse model.

Fring’s Audiogenic Seizure Model

OV935 was tested in a preclinical audiogenic seizure model. The Fring’s audiogenic seizure model is widely used by scientists to investigate the effects of investigational drugs in a model sensitive to sound-induced seizures. In the experiment, OV935 was dosed once a day for either one or three days. The effect of OV935 on the duration of seizures was determined after the induction of a seizure either one hour or 24 hours following administration of the last dose. As depicted in the figure below, it was observed that OV935 treatment resulted in a significant dose-dependent reduction in sound-induced seizures following single and 3-day repeat dosing.

Figure 15: OV935 dose-dependently reduced seizure in the Fring’s audiogenic seizure model.

APP/PS1 Transgenic Mouse Model

OV935 was tested in a preclinical Alzheimer’s disease model where an amyloid precursor protein, or APP, overexpressing mouse was crossed with a presenilin-1, or PS1, mutant mouse that is highly prone to developing spontaneous seizures. We believe that results obtained in this model yield some valuable insights into neurological disorders, and particularly into the biochemistry of the brain. Mice in this model typically have a high incidence of sudden death with only 50% of them surviving after three months. As depicted in the figure below, mice treated with OV935 in this model were observed to have a significant increase in overall survival. While it is unclear if the increase in survival is directly related to reduction in seizures, increase in survival has previously been observed in APP/PS1 mice when one copy of the gene for CH24H is inactivated, suggesting that the survival benefit observed after treatment with OV935 may be due to inhibition of its intended target, CH24H.

Figure 16: OV935 increased survival in APP/PS1 transgenic mouse model.

TMEV Mouse Model

OV935 was tested in a Theiler’s murine encephalomyelitis virus, or TMEV, model to determine the role of OV935 in reducing inflammation-induced seizures. Infection with TMEV in this model leads to acute seizures and significant elevations in inflammatory signaling molecules, known as cytokines. A large fraction of the mice develop spontaneous, recurrent seizures and various behavioral co-morbidities weeks later. As depicted below, treatment with OV935 demonstrated reduction in the overall number and average severity of seizures in the mice in the acute phase. In addition, long-term benefits were observed, based on significant improvements in anxiety assays such as the open field test.

Figure 17: OV935 reduced the number of seizures and the number of severe (Stage 4/5) seizures in the

TMEV model.

OV935 Clinical Data

OV935 has been tested in 86 healthy volunteers across four Phase 1 trials. Single oral doses of up to 1,350mg of OV935 were well-tolerated. The most frequently reported adverse events were headache, ECG electrode application site dermatitis and nausea. All reported events were mild with no apparent dose-response. In a 14-day repeat dosing trial, doses of 100mg once a day, or QD, 300mg QD and 400mg QD were well-tolerated. One volunteer at the 300mg BID experienced an event of confusional state and another volunteer at the 600mg QD dose experienced acute psychosis. Both volunteers discontinued the trial at day 11. One volunteer receiving placebo reported events of nightmares, spatial disorientation, insomnia and dizziness. All treatment emergent adverse events, or TEAEs, resolved with continued dosing through day 15. No serious adverse events were reported. Overall, no safety issues of concern were identified in the Phase 1 trials based on assessments of physical examinations, vital sign measurements, clinical laboratory values or 12-lead electrocardiogram findings.

The following table summarizes each trial:

Trial	Purpose	Design	Number of Volunteers	Dosage
1	Safety and tolerability	Phase 1, randomized, double-blind, placebo-controlled, single ascending dose trial	48	15-1,350mg, oral

2	Safety and tolerability	Phase 1, randomized, double-blind, placebo-controlled, multiple ascending dose trial	40	100-600mg QD, and 300mg BID, 14 days, oral

3	Brain CH24H enzyme occupancy using positron emission tomography, or PET	Open-label, non-randomized	11	50-600mg, oral

4	Relative bioavailability of tablet versus solution formulation; effect of food	Phase 1, randomized, open-label, single dose trial	9	300mg (tablet), oral; 300mg (solution), oral

In the Phase 1 PET imaging trial, following administration of OV935, levels of plasma 24HC decreased as the dose increased, reaching an apparent plateau of a 60% reduction at a dose of 300mg, as depicted in the figure below.

Figure 18: Dose-dependent reduction in plasma 24HC by OV935 in a Phase 1 multiple ascending-dose trial.

OV935 Clinical Development Plan

In 2017, along with our development partner, Takeda, we intend to launch a Phase 1b/2a proof-of-concept trial in patients with rare epileptic encephalopathies, including Dravet syndrome, Lennox-Gastaut syndrome and Tuberous Sclerosis Complex. We intend to conduct this trial pursuant to an IND that Takeda will submit to the FDA. The development and commercialization of OV935 is dependent upon Takeda’s submission of the IND. If Takeda were to breach its obligations under the Takeda license agreement, the development of OV935 could be materially delayed or terminated.

Other Programs

Epilepsy

We are developing additional preclinical-stage compounds for rare epilepsy disorders that may provide the opportunity to exploit novel pathways or offer differentiated profiles over existing therapies.

OV102

We are exploring opportunities to develop OV102, an intravenous formulation of OV101, for indications in the hospital setting. We may choose to develop OV102 internally, or to collaborate externally.

License and Collaboration Agreements

License Agreement with H. Lundbeck A/S

In March 2015, we entered into a license agreement with Lundbeck, or the Lundbeck agreement, pursuant to which we obtained from Lundbeck an exclusive (subject to certain reserved non-commercial rights), worldwide license to develop, manufacture, and commercialize OV101, also known as gaboxadol, for the treatment of human disease. Under the Lundbeck agreement, we are responsible for and will use commercially reasonable efforts to carry out all future development and commercialization of OV101. Initially, we will purchase OV101 compound from Lundbeck’s existing inventory at a specified price. Following the depletion of the existing inventory, we may purchase the compound from a third party or, if the parties agree, Lundbeck may continue to supply the compound to us. We are also obligated to make certain manufacturing-related payments to Lundbeck, including for its preparation of a drug master file for OV101. We granted Lundbeck a right of first negotiation if we decide at any time to seek a partner to develop or commercialize OV101 in one or more specified countries.

In connection with the Lundbeck agreement, we issued 1,052,977 shares of our common stock to Lundbeck. We also agreed to pay to Lundbeck milestone payments up to an aggregate of $181.0 million upon the achievement of certain global development, regulatory and sales milestone events. In addition, if we successfully develop and commercialize OV101, we will be obligated to pay to Lundbeck tiered royalties in the range of low to middle teens based on the net sales of OV101, subject to certain reductions for generic product sales and for royalties paid for licenses to third party intellectual property. In the event that we commercialize OV101 with a partner in China, Japan or South Korea, each, an Asian Partner, we will instead share with Lundbeck specified percentages of the payments we receive from the Asian Partner, including any upfront payment, milestone payments and royalties, provided that we may deduct certain OV101 development expenses from the amounts owed to Lundbeck. Our obligation to make royalty payments, and to share amounts received from Asian Partners, will expire on a country-by-country basis upon the later of the expiration of the last solely owned licensed patent or 10 years after the first commercial sale. If Lundbeck manufactures OV101 compound for us after the expiration of the royalty term, we will pay to Lundbeck, in addition to the fully burdened cost of such manufacture, a low, single digit manufacturing royalty on the net sales of OV101 manufactured by Lundbeck.

The Lundbeck agreement will continue until the expiration of all relevant royalty terms, and may be earlier terminated by either party for the other party’s uncured material breach or insolvency. In addition, we can terminate the Lundbeck agreement upon advance notice for convenience at any time prior to first regulatory approval of OV101. If the Lundbeck agreement is terminated by us for convenience or by Lundbeck for our breach or insolvency, the OV101 compound will revert to Lundbeck and we will grant Lundbeck an exclusive license to develop and commercialize OV101; such license will be royalty-bearing if we filed an application for regulatory approval prior to termination. If we terminate the Lundbeck agreement for Lundbeck’s breach or insolvency, our license will continue and our obligations to make royalty payments to Lundbeck and to share Asian Partner payments with Lundbeck will continue but we will not be obligated to make further milestone payments to Lundbeck or to purchase any additional quantities of OV101 compound from Lundbeck’s existing inventory.

License and Collaboration Agreement with Takeda

In January 2017, we entered into a license and collaboration agreement with Takeda, or the Takeda license agreement. All activities of the collaboration regarding OV935 will be guided by the Takeda/Ovid “One Team” concept, an integrated and interdisciplinary team from both companies devoted to the successful advancement of OV935 across rare epilepsy syndromes. Pursuant to the Takeda license agreement, we will take the lead in clinical development activities and commercialization of the compound OV935 and products containing this compound (as well as certain other similar compounds, including any prodrug where TAK-935 is the primary pharmacologically active metabolite) for the treatment of certain rare neurological diseases in the United States, Canada, the European Union and Israel. Takeda will take the lead in commercialization of OV935 in Japan and has the option to lead in Asia and the rest of the world, or the Takeda Territory. While we and Takeda have agreed to initially focus on certain rare neurological disorders, the scope of the collaboration may in the future include other mutually agreed upon rare neurological disorders.

Under the Takeda license agreement, Takeda granted to us an exclusive license in our territory under certain patents and other intellectual property controlled by Takeda to commercialize OV935 and products containing OV935 for the treatment of certain rare neurological disorders. Takeda also granted to us a worldwide, co-exclusive license to develop, manufacture and otherwise exploit (but not commercialize) OV935 and products containing OV935 for the treatment of certain rare neurological disorders.

Under the Takeda license agreement, we granted to Takeda an exclusive license in the Takeda Territory under certain patents and other intellectual property controlled by us to commercialize OV935 and products containing OV935 for the treatment of certain rare neurological disorders. We also granted to Takeda a worldwide, co-exclusive license to develop, manufacture and otherwise exploit (but not commercialize) OV935 and products containing OV935 for the treatment of certain rare neurological disorders and a co-exclusive license in certain countries to commercialize OV935 and products containing OV935 for the treatment of certain rare neurological disorders that are subsequently included in the collaboration.

We and Takeda will collaborate in the development of OV935. Pursuant to the terms of the Takeda license agreement, each party is required to use commercially reasonable efforts to develop OV935 for the treatment of certain rare neurological disorders in accordance with a mutually agreed upon development plan. We are primarily responsible for activities related to the development of OV935, and as such Takeda will transition certain development activities to us. Takeda is initially responsible for regulatory activities in all countries (excluding Israel). We are initially responsible for regulatory activities in Israel, and, upon regulatory approval in the United States, Canada, and the European Union, we will assume responsibility for further regulatory activities in such jurisdictions.

We and Takeda will collaborate in the commercialization of OV935. Pursuant to the terms of the Takeda license agreement, each party is required to use commercially reasonable efforts to commercialize OV935 for the treatment of certain rare neurological disorders in its territory. We are responsible for commercialization of OV935 in the United States, Canada, the European Union and Israel, and Takeda is responsible for commercialization of OV935 in Japan, and has the first right to elect to commercialize the products in the Takeda

Territory. Additionally, Takeda has the right to jointly commercialize the products with us in the United States and/or the European Union for any additional mutually agreed upon rare neurological indication.

Under the Takeda license agreement, we and Takeda will initially share equally all development and commercialization costs and expenses prior to launch of a product and all revenues and commercialization costs and expenses after launch. In the event that we and Takeda agree to expand the scope of the collaboration to include additional rare neurological disorders, either party may elect not to fund all or a portion of the development of such indication, in which case such party’s overall share of revenues and commercialization costs and expenses after launch of a product may be reduced under certain circumstances.

During the period commencing on the effective date of the Takeda license agreement, we and Takeda have both agreed that we will not, directly or indirectly, and will cause all of our respective affiliates, not to, alone or with others, commercialize any competing product in the field of rare neurological disorders. For these purposes, a competing product is any product or compound directed against CH24H as its primary, intended mode of action. If, during such period, we or any of our affiliates is acquired by a third party that is commercializing a competing product, then we must divest our interest or terminate the commercialization of the competing product or cause our affiliate to do so.

The Takeda license agreement will expire upon the cessation of commercialization of the products by both us and Takeda. Either party may terminate the Takeda license agreement as a result of the other party’s uncured material breach or insolvency, for safety reasons, or, after completion of the first proof of mechanism clinical trial, for convenience. Takeda may terminate the Takeda license agreement for our (or our sublicensee’s) challenge to the patents licensed under the Takeda license agreement. If the agreement is terminated by Takeda for our material breach, bankruptcy or patent challenge or by us for convenience or safety reasons, our rights to the products will cease, we will transition all activities related to the products to Takeda, and we will grant Takeda an exclusive, royalty-bearing license under certain patents and other intellectual property controlled by us to commercialize OV935 and products containing OV935 for the treatment of certain rare neurological disorders. If the agreement is terminated by us for Takeda’s material breach or bankruptcy or by Takeda for convenience or safety reasons, Takeda’s rights to the products will cease, Takeda will transition all activities related to the products to us, and Takeda will grant us an exclusive, royalty-bearing license under certain patents and other intellectual property controlled by Takeda to commercialize OV935 and products containing OV935 for the treatment of certain rare neurological disorders.

Under the Takeda license agreement, in the event of an acquisition of us by certain types of acquirers prior to the final dosing of a patient in the first Phase 3 trial, Takeda would have the right to elect to take over all development and commercialization activities with respect to the products, so long as Takeda at such time has (or will have) sufficient commercial infrastructure to commercialize the products. Even if Takeda exercises such right to take over all development and commercialization activities with respect to the products, we and Takeda will continue to share equally all development and commercialization costs and expenses prior to launch of a product and all revenues and commercialization costs and expenses after launch, unless otherwise set forth in the agreement.

In connection with the Takeda license agreement and in consideration of certain license rights granted to us by Takeda, we issued 3,831,293 shares of our Series B-1 convertible preferred stock to Takeda. Under the Takeda license agreement, we are obligated to pay Takeda future payments if and when certain milestones are achieved. Upon the first patient enrollment in the first Phase 3 trial for the first of the initial disorders we and Takeda are focusing on, we are obligated to issue to Takeda the number of unregistered shares of our common stock equal to the lesser of (a) 8% of our outstanding capital stock on the issuance date or (b) $50.0 million divided by the applicable share price, unless certain events occur. In the event such payment would cause Takeda to own over 19.99% of our outstanding capital stock or other events occur, such payment must be paid in cash. The remaining potential global commercial and regulatory milestone payments equal approximately $35.0 million and can be satisfied in cash or unregistered shares of our common stock at our election.

Please see the sections titled “Certain Relationships and Related Party Transactions—Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda” and “—Investors’ Rights Agreement” for further information regarding our agreements with Takeda.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We plan to build focused capabilities in the United States and European Union to commercialize our development programs focused on orphan disorders of the brain, where we believe the patient populations and medical specialists for the indications we are targeting are sufficiently concentrated to allow us to effectively promote our product, if approved for commercial sale, with a targeted sales team. In other markets for which commercialization may be less capital efficient for us, we may selectively pursue strategic collaborations with third parties in order to maximize the commercial potential of our drug candidates.

Manufacturing and Supply

We currently have no manufacturing facilities and we intend to use our collaborators and contract manufacturers for the foreseeable future. However, certain members of our management have broad experience in manufacturing, which we believe may provide a competitive advantage.

We currently rely on Lundbeck to provide the drug substance supply for our planned clinical trials in OV101. Pursuant to the Lundbeck agreement, we agreed to purchase from Lundbeck, and Lundbeck agreed to sell to us, the entirety of their existing inventory of the OV101 compound. We have purchased and imported a portion of this inventory, which was requalified by Lundbeck, and expect that this supply will be sufficient to meet our needs through the completion of our planned Phase 2 trials in Angelman syndrome and Fragile X syndrome. We further expect that Lundbeck’s remaining existing inventory will be sufficient to meet our needs through the completion of all of our planned clinical trials in OV101 and potentially into commercialization, if approved. Following the depletion of Lundbeck’s existing inventory, we may purchase the OV101 compound from a third party or, if the parties agree, Lundbeck may continue to supply to compound to us at the fully burdened cost of manufacture. We have contracted with a third-party contract development and manufacturing organization to manufacture the drug product for our planned clinical trials in OV101, and we expect to engage another third party to package, label and distribute the drug. We plan to continue to rely upon Lundbeck and/or one or more alternative contract manufacturers to supply us with commercial quantities of drug substance and drug product supply, including for OV101, if approved.

We will continue to rely on Takeda to provide the drug product supply for our planned clinical trials in OV935 and, if approved, drug substance supply for commercial use of OV935. We will be required to contract with a third-party development and manufacturing organization to manufacture the drug product for our commercial use, and we expect to engage another third party to package, label and distribute the drug.

Competition

Currently, there are no therapies approved for the treatment of Angelman syndrome or Fragile X syndrome. However, certain symptomatic treatments, including traditional anticonvulsants, sedatives and antianxiety drugs, are employed to lessen the burden of these disorders. We believe SAGE Therapeutics, Inc., Marinus Pharmaceuticals, Inc. and Zynerba Pharmaceuticals, Inc. are our most direct competitors with respect to OV101. We believe Zogenix, Inc., GW Pharmaceuticals plc, Sage Therapeutics, Inc., Marinus Pharmaceuticals, Inc., Zynerba Pharmaceuticals, Inc., Insys Therapeutics, Inc. and PTC Therapeutics, Inc. are our most direct competitors with respect to OV935.

Drug development is highly competitive and subject to rapid and significant technological advancements. Our ability to compete will significantly depend upon our ability to complete necessary clinical trials and regulatory approval processes, and effectively market any drug that we may successfully develop. Our current and potential future competitors include pharmaceutical and biotechnology companies, academic institutions and government agencies. The primary competitive factors that will affect the commercial success of any drug candidate for which we may receive marketing approval include efficacy, safety and tolerability profile, dosing convenience, price, coverage and reimbursement. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries.

Our current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Accordingly, our competitors may be more successful than us in obtaining regulatory approval for therapies and in achieving widespread market acceptance of their drugs. It is also possible that the development of a cure or more effective treatment method for the disorders we are targeting by a competitor could render our current or future drug candidates non- competitive or obsolete or reduce the demand for our drug candidates before we can recover our development and commercialization expenses.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our current and future drug candidates, novel discoveries, product development technologies and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, copyright protection, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. For example, the proprietary map of disease-relevant biological pathways underlying orphan disorders of the brain that we developed would not be appropriate for patent protection and, as a result, we rely on trade secrets to protect this aspect of our business.

While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to the product or process may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued and courts can reinterpret patent scope after issuance. Moreover, many jurisdictions including the United States permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Moreover, we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will adequately protect our intellectual property.

As of April 10, 2017, we have exclusively licensed a portfolio of issued U.S. and international patents from Lundbeck directed to polymorphic forms of OV101 and their preparation, and these patents expire on dates ranging from 2025 to 2028. In addition, we have exclusively licensed from Lundbeck a pending application directed to an OV101 manufacturing processes that, if issued, would have a statutory expiration in 2036. We have also filed, and own, multiple patent families directed to methods of treatment and formulations with OV101. In particular, we currently own two issued U.S. patents directed to treatment of Angelman syndrome with OV101 that expire in 2035, excluding any regulatory extensions. Additional applications are pending that are directed to methods of treating neurodegenerative diseases and developmental disorders, including Fragile X syndrome. We are, or will, seek patent protection for these inventions in numerous countries and regions including, among others, Europe, Australia, Canada, Mexico, Israel, and Japan.

On January 6, 2017, we licensed from Takeda a portfolio of U.S. and international patents and applications directed to the OV935 composition of matter, and these patents and applications expire in 2032, excluding any regulatory extensions.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our employees and consultants and any potential commercial partners and collaborators and invention assignment agreements with our employees. We also have or intend to implement confidentiality agreements or invention assignment agreements with our selected consultants and any potential commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future drugs may have an adverse impact on us. Since patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in Interference, Derivation, Reexam, Post-Grant Review, Inter Partes Review, or Opposition proceedings brought by third parties or declared by the USPTO.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our drug candidates.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending New Drug Applications, or NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

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performance of adequate and well controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1 clinical trial: The drug is initially introduced into healthy human volunteers or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2 clinical trial: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3 clinical trial: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, which was signed into law in December 2016, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the later of 60 calendar days after the date of enactment of the Cures Act or the first initiation of a Phase 2 or Phase 3 trial of the investigational drug.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Act

Under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the name of the sponsor, identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not shorten the duration of the regulatory review or approval process, but does provide certain advantages, such as a waiver of PDUFA fees, enhanced access to FDA staff and potential waiver of pediatric research requirements.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

In September 2016, the FDA granted orphan drug designation for OV101 for the treatment of Angelman syndrome. We intend to pursue orphan drug designation for OV101 in additional indications, as well as for OV935 and potential other future drug candidates as we deem it appropriate. Even if we were to obtain orphan drug designation for a drug candidate, we may not obtain orphan exclusivity and that exclusivity may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Coverage and Reimbursement

Sales of our drug candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Other Healthcare Laws

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both.

The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

For example, implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, collectively the Affordable Care Act, or the PPACA, has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The PPACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research. Since its enactment there have been judicial and Congressional challenges to certain aspects of the PPACA. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the PPACA. The Budget Resolution is not a law, however, it is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the PPACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the PPACA that are repealed. Thus, the full impact of the PPACA on our business remains unclear.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, then President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals for spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, then President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

We expect that additional federal and state, as well as foreign, healthcare reform measures will be adopted in the future, any of which could result in reduced demand for our products or additional pricing pressure.

Employees

As of April 10, 2017, we had 31 full-time employees, 16 of whom were primarily engaged in research and development activities and 14 of whom had an MD or PhD degree. None of our employees is represented by a labor union and we consider our employee relations to be good.

Facilities

We lease the space for our principal executive offices, which are located at 1460 Broadway, New York, New York, on a monthly basis. We believe that our facilities are adequate to meet our current needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors, including their ages as of April 10, 2017:

Name	Age	Position(s)
Executive Officers
Jeremy M. Levin, DPhil, MB BChir	63	Chief Executive Officer and Chairman of the Board of Directors
Matthew During, MD, DSc	60	President, Chief Scientific Officer and Director
Yaron Werber, MD	45	Chief Business and Financial Officer and Secretary
Amit Rakhit, MD	47	Chief Medical and Portfolio Management Officer
Dirk Haasner, PhD, MPM	52	Senior Vice President, Global Regulatory Affairs
Timothy Daly	45	Vice President, Finance and Corporate Controller

Non-Employee Directors
Karen Bernstein, PhD	64	Director
Bart Friedman	72	Director
Douglas Williams, PhD	59	Director

Executive Officers

Jeremy M. Levin, DPhil, MB BChir has served as our Chief Executive Officer since March 2015 and as Chairman of our board of directors since April 2014. Prior to joining us, Dr. Levin served as President and Chief Executive Officer, of Teva Pharmaceutical Industries Ltd., or Teva, a publicly held pharmaceutical company, from May 2012 to October 2013. Dr. Levin joined Teva in February 2012. From September 2007 to December 2012, Dr. Levin held several roles at Bristol-Myers Squibb Company, a publicly held pharmaceutical company, finally serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the Executive Committee at Bristol-Myers Squibb Company. Prior to that, Dr. Levin served as Global Head of Strategic Alliances at Novartis Institutes for Biomedical Research, Inc., a division of Novartis AG, from 2002 to 2007. Previously, he served on the board of directors of various public and private biopharmaceutical companies, including as Chairman and Chief Executive Officer of Cadus Pharmaceuticals Corporation, a drug development company. Dr. Levin currently serves on the board of directors of BioCon Ltd., a publicly held biopharmaceutical company, H. Lundbeck A/S, a publicly traded pharmaceutical company, and ZappRx, Inc., an e-health company. Dr. Levin is also a serving member on the board of the Biotechnology Innovation Organization. He has also served as a practicing physician at university hospitals in England, South Africa and Switzerland. Dr. Levin earned his BA in Zoology, MA in Cell Biology and Doctorate in Chromatin Structure, all from University of Oxford, and his MB and BChir from the University of Cambridge. We believe Dr. Levin’s extensive experience in the global biotechnology and pharmaceutical industry qualifies him to serve on our board of directors.

Matthew During, MD, DSc is our founder and was appointed as our Chief Scientific Officer in March 2015 and has served as our President and a member of our board of directors since April 2014. From April 2014 to March 2015, he served as our Chief Executive Officer. Prior to founding our company, Dr. During founded NightstaRx Limited, a pharmaceutical company, in October 2013 and served as a consultant until November 2015. From February 2014 to December 2014, Dr. During served as a Senior Manager at Bridgewater Associates. Prior to that, he founded Neurologix, Inc., a pharmaceutical company, in October 1999 and served as a member of its Scientific Advisory Board until March 2012. Dr. During also co-founded Merlin Pharmaceuticals (P) Limited, a pharmaceutical company, in February 1993 and served a member of its Scientific Advisory Board until December 1994. Dr. During previously served on the faculty of Yale University as Professor of Neurosurgery from 1989 to 2000, as a Professor at Cornell University until 2006 and Ohio State University from 2006 to December 2014, where he currently serves as an Adjunct Professor. Since 2011, he has also served as a visiting Professor of Translational Neuroscience at the University of Oxford. Dr. During earned his BS, MD and

DSc from the University of Auckland. He also completed fellowships at Massachusetts Institute of Technology and Harvard Medical School. We believe Dr. During’s knowledge of our company and expertise in the fields of neuroscience and genetics qualifies him to serve on our board of directors.

Yaron Werber, MD has served as our Chief Business Officer since July 2016, as our Chief Financial Officer since June 2015 and as our Secretary since July 2015. Prior to joining us, Dr. Werber worked at Citigroup Global Markets Inc. from March 2004 to June 2015, where he most recently served as a Managing Director, starting December 2011, and the Head of U.S. Healthcare and Biotech Equity Research teams. Previously, Dr. Werber was a Senior Biotech Analyst and Vice President at SG Cowen Securities Corporation. He began his career in academic research and was director of business development at NotifyMD, Inc., an e-health company. Dr. Werber earned his BS in Biology from Tufts University and a combined MD/MBA degree from Tufts University School of Medicine.

Amit Rakhit, MD has served as our Chief Medical and Portfolio Management Officer since March 2016. Prior to joining us, Dr. Rakhit served as Senior Vice President, Worldwide Medical at Biogen Inc., a publicly held biotechnology company, from March 2014 to March 2016 and as Vice President, Program Leadership & Management from June 2011 to February 2014. Prior to that, he worked at Bristol-Myers Squibb Company from August 2001 to June 2011, where he most recently served as Vice President, Intercontinental Medical. Dr. Rakhit earned his BA in Molecular Biology from the University of California, Berkeley, his MD from Tufts University School of Medicine, his MS from Vanderbilt University School of Medicine and dual MBAs from the London Business School and Columbia University. Dr. Rakhit completed his fellowship in pediatric cardiology at Harvard Medical School.

Dirk Haasner, PhD, MPM has served as our Senior Vice President, Global Regulatory Affairs since March 2016. Dr. Haasner previously served as our Vice President, Global Regulatory Affairs from December 2015 to March 2016. Prior to joining us, Dr. Haasner was Vice President Regulatory and Medical Affairs, and Vice President Regulatory Strategy and Policy at Lundbeck USA, Inc., a H. Lundbeck A/S subsidiary, from February 2002 to November 2015, with responsibility for all FDA interactions on several marketed orphan drugs and all Lundbeck development compounds. From 1994 to 2002, Dr. Haasner was employed at F. Hoffmann-La Roche AG, a publicly held healthcare company, where he held positions of increasing responsibility in global product development and global strategic marketing before being appointed Global Life-cycle Leader. Dr. Haasner co-founded the biotech start-up 4-Antibody AG that was acquired in 2014 by Agenus Inc., a publicly held biotechnology company. Dr. Haasner obtained a MSc in Molecular Biology at the University of Basel, Switzerland, a PhD in Cell Biology and Immunology at the Basel Institute for Immunology, and holds a postgraduate degree in Pharmaceutical Medicine from the EUCOR Universities Basel, Strasbourg and Freiburg.

Timothy Daly has served as our Vice President, Finance and Corporate Controller since September 2015. Prior to joining us, Mr. Daly was Vice President of Finance and Corporate Controller at Advanced Health Media LLC from August 2013 to September 2015, a global provider of technology to healthcare professionals. From December 2011 to August 2013, Mr. Daly served as Vice President, Controller and Chief Accounting Officer at Enzon Pharmaceuticals, Inc., a publicly held pharmaceuticals company. Prior to that, from 1999 to 2011, he served in various operation finance roles during his 12-year tenure at ImClone Systems Incorporated, a wholly owned subsidiary of Eli Lilly and Company, and most recently as Director of Finance. Mr. Daly earned his BS in accounting from Rider University.

Non-Employee Directors

Karen Bernstein, PhD has served as a member of our board of directors since September 2015. Prior to joining us, Dr. Bernstein co-founded BioCentury Inc., or BioCentury, a provider of clinical, regulatory and finance news for the biotechnology and pharmaceutical industries, where she served as Editor-in-Chief from its inception in August 1992 to August 2015. From September 2015 to October 2016, she also served on the board of directors of Vitae Pharmaceuticals, Inc., which was acquired by Allergan Holdco US, Inc. Dr. Bernstein continues to serve as Chairman of the board of directors of BioCentury. Dr. Bernstein earned her BA in Politics and History from Brandeis University and her PhD in Political Science from Stanford University. We believe Dr. Bernstein’s extensive knowledge of the life science industry qualifies her to serve on our board of directors.

Bart Friedman has served as a member of our board of directors since November 2015. Mr. Friedman was a partner at Cahill Gordon & Reindel LLP, a New York law firm, since 1980 and became Senior Counsel as of January 2017. Mr. Friedman’s practice focuses on corporate governance investigations and advisory and crisis advisory. Earlier in his career, Mr. Friedman worked at the Securities and Exchange Commission, initially as Special Counsel and later as Assistant Director. Mr. Friedman currently serves as Chairman of the board of directors of the Sanford C. Bernstein Mutual Funds and as the lead independent director of the board of directors of Allied World Assurance Company Holdings, AG, a publicly held company. He currently serves as Chair of the Audit Committee of the Brookings Institution, Chair of the Audit Committee of Lincoln Center for the Performing Arts and Treasurer of the Smithsonian’s Cooper-Hewitt Museum. Mr. Friedman earned his AB from Long Island University and his JD from Harvard Law School. We believe Mr. Friedman’s broad experience advising financial institutions, global corporations and boards of directors of publicly held companies qualifies him to serve on our board of directors.

Douglas Williams, PhD has served as a member of our board of directors since January 2016. Dr. Williams is currently a member on the board of directors of each of Ironwood Pharmaceuticals, Inc. and Regulus Therapeutics Inc., each a publicly held biotechnology company. Dr. Williams is President, Chief Executive Officer and a member of the board of directors of Codiak Biosciences, Inc., a biotechnology company, which was founded in November 2015. Prior to that, he served as Biogen Inc.’s Executive Vice President, Research and Development from January 2011 to July 2015. From 2004 to 2010, Dr. Williams served in various roles at ZymoGenetics, Inc., a former publicly held pharmaceutical company, and a subsidiary of Bristol-Myers Squibb Company, a publicly held pharmaceutical company, most recently in the role of Chief Executive Officer and a member of its board of directors. Dr. Williams also served as a member of the board of directors of each of Oncothyreon Inc. and Array BioPharma Inc. Previously, Dr. Williams held senior leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, Inc., a publicly held biotechnology company, Senior Vice President and Washington Site Leader at Amgen, Inc., a publicly held biopharmaceutical company, and Executive Vice President and Chief Technology Officer at Immunex Corporation, a publicly held pharmaceutical company, which was acquired by Amgen Inc. in 2002. Dr. Williams earned his BS in Biological Sciences from the University of Massachusetts, Lowell and his PhD in Physiology from the State University of New York at Buffalo, Roswell Park Memorial Institute Division. We believe Dr. Williams’s scientific and senior leadership experience within the life sciences industry qualifies him to serve on our board of directors.

Family Relationships

There are no family relationships among our directors and executive officers.

Board Composition

Our board of directors currently consists of five members. In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I director will be and such director’s term will expire at the annual meeting of stockholders to be held in 2018;

•	The Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	The Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Under The NASDAQ Stock Market LLC, or NASDAQ, Marketplace Rules, or the NASDAQ Listing Rules, independent directors must comprise a majority of our board of directors as a public company within one year of listing.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Dr. Bernstein, Mr. Friedman and Dr. Williams, representing three of our five directors, do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements of the NASDAQ Listing Rules. Our board of directors has determined that Dr. Levin, by virtue of his position as our Chief Executive Officer, and Dr. During, by virtue of his position as our President and Chief Scientific Officer, are not independent under applicable rules and regulations of the SEC and NASDAQ Listing Rules. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

Our board of directors is currently chaired by our Chief Executive Officer, Dr. Levin. Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may or may not elect a lead independent director. Our board of directors has appointed Bart Friedman as our lead independent director, effective upon completion of this offering. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; acting as the liaison between the independent directors and the chief executive officer and chairman of the board of directors; and such additional duties as our board of directors may otherwise delegate. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future, as it deems appropriate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee has adopted a written charter that satisfies the applicable rules and regulations of the SEC and NASDAQ Listing Rules, which we will post on our website at www.ovidrx.com, upon completion of this offering.

Audit Committee

The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee also prepares the audit committee report that the SEC requires to be included in our annual proxy statement.

Our audit committee consists of Dr. Bernstein, Mr. Friedman and Dr. Williams. Our board of directors has determined that Dr. Bernstein, Mr. Friedman and Dr. Williams are independent under the NASDAQ Listing Rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Friedman. Our board of directors has determined that Mr. Friedman is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulations S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Compensation Committee

The compensation committee approves the compensation objectives for the company, the compensation of the chief executive officer and approves, or recommends to our board of directors for approval, the compensation for other executives. The compensation committee reviews all compensation components, including base salary, bonus, benefits and other perquisites.

Our compensation committee consists of Dr. Bernstein, Mr. Friedman and Dr. Williams. Our board of directors has determined that Dr. Bernstein, Mr. Friedman and Dr. Williams are independent under the NASDAQ listing standards, are “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Dr. Williams.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee makes recommendations regarding corporate governance, the composition of our board of directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our board of directors. In addition, the nominating and corporate governance committee is responsible for developing and recommending corporate governance guidelines to our board of directors, as applicable to the company.

Our nominating and corporate governance committee consists of Dr. Bernstein, Mr. Friedman and Dr. Williams. The chair of our nominating and corporate governance committee is Dr. Bernstein. Each member of the nominating and corporate governance committee is a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act, an independent director as defined by the NASDAQ Listing Rules and is free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the board of directors in accordance with the applicable NASDAQ Listing Rules.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.ovidrx.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, each which will become effective immediately prior to the completion of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law, or the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2016, which consists of our principal executive officer and our two other most highly compensated executive officers, are:

•	Jeremy M. Levin, DPhil, MB BChir, our Chief Executive Officer;

•	Amit Rakhit, MD, our Chief Medical and Portfolio Management Officer; and

•	Dirk Haasner, PhD, MPM, our Senior Vice President, Global Regulatory Affairs.

Summary Compensation Table

The following table provides information regarding the compensation provided to our named executive officers for the year ended December 31, 2016.

Name and Principal Position	Year	Salary(1) ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Jeremy Levin, DPhil, MB BChir	2016	500,000	784,265	250,000	(3)	5,000	(4)	1,539,265
Chief Executive Officer

Amit Rakhit, MD	2016	292,969	956,150	87,500	(3)	77,902	(5)	1,414,521
Chief Medical and Portfolio Management Officer

Dirk Haasner, PhD	2016	294,952	762,026	118,750	(3)	3,250	(4)	1,178,978
Senior Vice President, Global Regulatory Affairs

(1)	See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.
(2)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal year 2016 computed in accordance with ASC 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in note 6 to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.
(3)	Reflects performance-based cash bonuses awarded to our named executive officers. See “—Non-Equity Incentive Plan Compensation” and “—Employment Arrangements” below for a description of the material terms of the agreements pursuant to which this compensation was awarded.
(4)	Includes contributions by us to the named executive officer’s 401(k) plan account.
(5)	Includes (a) $50,000 in reimbursements paid to Dr. Rakhit for moving and relocation expenses and (b) $27,902 in consulting fees earned in 2016 by a limited liability company of which Dr. Rakhit was the majority member prior to his employment with us.

Narrative to the Summary Compensation Table

Our board of directors reviews compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company.

The compensation committee has historically determined our executive officers’ compensation and has typically reviewed and discussed management’s proposed compensation with our chief executive officer for all executives other than our chief executive officer. Based on those discussions and its discretion, the compensation committee and our full board of directors then approved the compensation of each executive officer. Upon the completion of this offering, the compensation committee will continue to determine our executive officers’ compensation and follow this process, but the compensation committee itself, rather than our board of directors, will approve the compensation of each executive officer.

Annual Base Salary

Base salaries for our executive officers are initially established through arm’s-length negotiations at the time of the executive officer’s hiring, taking into account such executive officer’s qualifications, experience, prior salary, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with executives at other companies. The 2017 base salaries for our named executive officers are as follows:

Name	2017 Base Salary
Jeremy M. Levin, DPhil, MB BChir	$515,000
Amit Rakhit, MD	$386,250
Dirk Haasner, PhD, MPM	$334,750

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our named executive officers. Historically, our board of directors has been responsible for approving equity grants proposed by the compensation committee. As of December 31, 2016, stock option awards were the only form of equity awards we granted to our named executive officers.

We have historically used stock options as an incentive for long-term compensation to our named executive officers because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. We may grant equity awards at such times as our board of directors determines appropriate. Dr. Haasner was awarded grants in the form of stock options (i) in January 2016, in connection with his employment with us and (ii) in March 2016, in connection with his promotion to Senior Vice President, Global Regulatory Affairs. In February 2016 and July 2016, Drs. Rakhit and Levin, respectively, were each awarded a stock option in connection with their employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted all stock options pursuant to our 2014 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2017 Plan. The terms of our equity plans are described below under “—Equity Incentive Plans.”

All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period, and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. See “—Outstanding Equity Awards at Fiscal Year-End” below for additional information.

Non-Equity Incentive Plan Compensation

The employment agreement with each of our named executive officers provides that the executive may be eligible to earn an annual performance bonus of up to a target percentage of the executive’s base salary. From time to time, our board of directors or compensation committee may approve annual bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our named executive officers as of December 31, 2016. All awards were granted pursuant to the 2014 Plan. See “—Equity Incentive Plans—2014 Equity Incentive Plan” below for additional information.

			Option Awards
Name and Principal Position	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)		Option Exercise Price $	Option Expiration Date
Jeremy M. Levin, DPhil, MB BChir	6/8/2015	6/8/2015	300,000	500,000	(1)(2)	3.81	6/8/2025
Chief Executive Officer	7/11/2016	1/1/2016	—	400,000	(1)(2)	2.91	7/11/2026

Amit Rakhit, MD	2/24/2016	2/24/2016	—	500,000	(1)(3)	3.88	2/24/2026
Chief Medical and Portfolio Management Officer

Dirk Haasner, PhD, MPM	1/28/2016	12/19/2015	50,000	150,000	(1)(3)	3.88	1/28/2026
Senior Vice President, Global Regulatory Affairs	3/30/2016	3/30/2016	—	100,000	(1)(3)	2.91	3/30/2026

(1)	25% of the shares underlying this option vest on the one-year anniversary of the vesting commencement date and the remainder vest in 36 equal monthly installments thereafter.
(2)	Pursuant to Dr. Levin’s employment agreement, any unvested shares underlying his option will become fully vested and exercisable upon a change in control or a covered termination (as each term is defined in his employment agreement).
(3)	Pursuant to Dr. Rakhit’s and Dr. Haasner’s employment agreements, any unvested shares underlying their option will become fully vested and exercisable upon a change in control termination (as defined in the applicable employment agreement).

Employment Arrangements

Below are descriptions of our employment agreements and arrangements with our named executive officers. The agreements generally provide for at-will employment without any specific term and set forth the named executive officer’s initial base salary, eligibility for employee benefits and severance benefits upon a qualifying termination of employment or change in control of our company. Furthermore, each of our named executive officers has executed a form of our standard proprietary information and inventions assignment agreement. The key terms of the employment agreements with our named executive officers, including potential payments upon termination or change in control, are described below.

Agreement with Dr. Levin

We entered into an employment agreement with Dr. Levin in June 2015 that governs the current terms of his employment with us. Pursuant to this agreement, Dr. Levin is entitled to an annual base salary of $500,000, is eligible to receive an annual target performance bonus of at least 50% of his base salary, as determined by our board of directors, and is eligible to participate in all of the employee benefit plans that we generally make available to all of our full-time employees. In addition, Dr. Levin was entitled to a bonus of $250,000 upon the closing of the first private placement investment after the date of his employment agreement with gross proceeds to us of at least $25.0 million, which was paid in February 2016. Dr. Levin’s employment agreement also provided that he was entitled to the grant of an option to purchase 800,000 shares of our common stock with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to a four-year vesting schedule, which option was granted in June 2015. Additionally, Dr. Levin is entitled to certain severance benefits and change in control payments and benefits pursuant to his agreement, the terms of which are described under “—Potential Payments upon Termination or Change in Control” below for additional information.

Agreement with Dr. Rakhit

We entered into an employment agreement with Dr. Rakhit in February 2016 that governs the current terms of his employment with us, which began in March 2016. From January 1, 2016 until the effective date of his employment agreement in March 2016, Dr. Rakhit served as a consultant to us. Pursuant to his employment agreement, Dr. Rakhit is entitled to an annual base salary of $375,000, is eligible to receive an annual target performance bonus of up to 30% of his base salary, as determined by our board of directors, and is eligible to participate in all of the employee benefit plans that we generally make available to all of our full-time employees. In addition, Dr. Rakhit was entitled to relocation and moving expenses of $50,000, which was paid in June 2016. Dr. Rakhit’s employment agreement also provided that he was entitled to the grant of an option to purchase 500,000 shares of our common stock with an exercise price equal to the fair market value of a share of our common stock on the grant date and subject to a four year vesting schedule, which option was granted in February 2016. Additionally, Dr. Rakhit is entitled to certain severance benefits pursuant to his agreement, the terms of which are described under “—Potential Payments upon Termination or Change in Control” below for additional information.

Agreement with Dr. Haasner

Dr. Haasner commenced employment with us, and was appointed as our Vice President, Global Regulatory Affairs in December 2015. Dr. Haasner was promoted to our Senior Vice President, Global Regulatory Affairs in March 2016. We entered into an employment agreement with Dr. Haasner in May 2016 that governs the current terms of his employment with us. Pursuant to this agreement, Dr. Haasner is entitled to an annual base salary of $325,000, is eligible to receive an annual target performance bonus of up to 30% of his base salary, as determined by our board of directors, and is eligible to participate in all of the employee benefit plans that we generally make available to all of our full-time employees. Dr. Haasner’s employment agreement also provided that he was entitled to the grant of an option to purchase 100,000 shares of our common stock with an exercise price equal to the fair market value of a share of our common stock on the grant date and subject to a four year vesting schedule, which was granted in March 2016. Additionally, Dr. Haasner is entitled to certain severance benefits pursuant to his agreement, the terms of which are described under “—Potential Payments upon Termination or Change in Control” below for additional information.

Potential Payments upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary and unused vacation pay. In addition, each of our named executive officers is eligible to receive certain benefits pursuant to his or her employment agreements with us described above under “—Employment Arrangements” above for additional information.

Termination Payments and Benefits

Under the terms of their respective employment agreements, each of our named executive officers is eligible to receive the following severance payments and benefits upon a termination without “cause” or due to “permanent disability,” or upon “resignation for good reason,” each as defined below, contingent upon the named executive officer’s delivery to us of a satisfactory release of claims, and subject to the named executive officer’s compliance with non-competition and non-solicitation restrictive covenants for two years following the termination date:

•

A severance amount, for Dr. Levin, equal to the sum of Dr. Levin’s monthly base salary plus one-twelfth of the target annual performance bonus paid to Dr. Levin for the year preceding the year in which the termination occurs, multiplied by 36, payable over 36 months following termination in accordance with our standard payroll procedures.

•

A severance amount, for Drs. Rakhit and Haasner, equal to the named executive officer’s monthly base salary multiplied by 12 for Dr. Rakhit and multiplied by 9 for Dr. Haasner, payable bi-weekly following termination in accordance with our standard payroll procedures.

•

A monthly taxable cash payment equal to the premiums for the named executive officer, his spouse and his dependents for coverage under our group health plan in effect on the termination date, grossed up for all taxes owed by the named executive officer on such payment, for 36 months following termination for Dr. Levin, 12 months following termination for Dr. Rakhit and for 9 months following termination for Dr. Haasner, or in each case if earlier, until he becomes covered under a health insurance plan of a subsequent employer.

•

The vesting of all outstanding stock options and any other equity incentive awards held by Dr. Levin as of his termination date will be accelerated in full, the period during which each stock option may be exercised will be extended to the latest date permitted under the 2014 Plan, and any reacquisition or repurchase rights applicable to any shares issued or issuable to Dr. Levin under any other stock award will lapse.

•	The reimbursement of legal fees incurred in connection with review of the release agreement of up to $50,000 for Dr. Levin.

•	Administrative and secretarial support, for Dr. Levin, for 36 months following the termination date.

Change in Control Payments and Benefits

Under the terms of the employment agreements, each of our named executive officers is eligible to receive certain payments and benefits in connection with a “change in control,” as defined below, of the company in lieu of the severance payments and benefits described above.

Dr. Levin.    If Dr. Levin is an employee of the company on the date of a change in control, he will be eligible to receive an amount equal to the sum of Dr. Levin’s monthly base salary plus one-twelfth of the target annual performance bonus paid to Dr. Levin for the year preceding the year in which the change in control occurs, multiplied by 36, payable over 36 months in accordance with our standard payroll procedures. In addition, upon a change in control, the vesting of all outstanding stock options and other equity incentive awards held by Dr. Levin as of the date of the change in control will be accelerated in full, and any reacquisition or repurchase rights applicable to any shares issued or issuable to Dr. Levin under any other stock award will lapse.

Dr. Rakhit and Dr. Haasner.    If Drs. Rakhit’s or Haasner’s employment is terminated without “cause” or due to “permanent disability” or upon his “resignation for good reason,” each as defined below, within three months before or 12 months following the date of a change in control, contingent upon his delivery to us of a satisfactory release of claims, and subject to his compliance with non-competition and non-solicitation restrictive covenants for two years following the termination date, he will be eligible to receive the following severance payments and benefits:

•

A severance amount equal to the sum of the named executive officer’s monthly base salary multiplied by 12 for Dr. Rakhit and multiplied by 9 for Dr. Haasner, payable bi-weekly following termination in accordance with our standard payroll procedures.

•

A monthly taxable cash payment equal to the premiums for the named executive officer, his spouse and his dependents for coverage under our group health plan in effect on the termination date, grossed up for all taxes owed by the named executive officer on such payment, for 12 months following termination for Dr. Rakhit, and for 9 months following termination for Dr. Haasner, or in each case if earlier, until he becomes covered under a health insurance plan of a subsequent employer.

•

The vesting of all outstanding stock options and any other equity incentive awards held by the named executive officer as of the termination date will be accelerated in full, the period during which each stock option may be exercised will be extended to the latest date permitted under the 2014 Plan, and any reacquisition or repurchase rights applicable to any shares issued or issuable to the named executive officer under any other stock award will lapse.

For purposes of each of the employment agreements with our named executive officers:

•

“cause” means a determination by the company based upon reasonably available information of the named executive officer’s: (i) unauthorized use or disclosure of the company’s confidential information or trade secrets; (ii) material breach of any agreement to which the named executive officer and the company are a party; (iii) failure to comply with the company’s written policies or rules; (iv) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state; (v) negligence or willful misconduct relating to the named executive officer’s performance of his duties on behalf of the company; (vi) continuing failure to perform material and lawful assigned duties after receiving written notification of the failure from the company; (vii) failure to cooperate in good faith with a governmental or internal investigation of the company or its directors, officers or employees, if the company has requested the named executive officer’s cooperation without prejudice or personal liability to the named executive officer; (viii) violation of employee or ethical guidelines including, without limitation, violations of business practices and ethics commonly in place in similar companies in the United States; or (ix) violation of the code of conduct as stipulated and agreed to in the signed Lundbeck agreement. With respect to clause (vi), the named executive officer will be given written notice and a 30-day period in which to cure such breach. For Dr. Levin, the actions must cause harm to the company with respect to clauses (i) and (ii) and material harm with respect to clauses (iii) and (v). For Drs. Rakhit and Haasner, with respect to clause (iii), the failure must be material and with respect to clause (ix), the violation can be of any company or contractual code of conduct.

•

“change in control” means: (i) the acquisition by a natural person or entity of securities of the company representing more than 50% of our combined voting power other than by a merger, consolidation or similar transaction, except for certain transactions that are primarily a private financing for the company or that result in an increase to the level of ownership above the specified level solely as a result of a repurchase or other acquisition of voting securities by the company reducing the number of shares outstanding; (ii) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own, directly or indirectly, more than 50% of the combined voting power of the surviving entity or its parent; or (iii) a consummated sale, lease, license or other disposition of all or substantially of our assets other than to certain related parties.

•

“resignation for good reason” means the named executive officer’s resignation from all employee positions he then holds with the company within 90 days following any of the following events taken without the named executive officer’s consent, provided the named executive officer has given the company written notice of the event within 30 days after the first occurrence of the event and the company has not cured the event within 30 days thereafter:

•	a material decrease in the named executive officer’s annual base salary, other than in connection with a decrease in compensation for all comparable executives of the company;

•

for Dr. Levin, the named executive officer’s duties or responsibilities are materially diminished (not simply a change in title or reporting relationship), other than in connection with a change in control following which the company survives as a separate legal entity or business unit and the named executive officer holds materially the same position in the legal entity or business unit as he held before the change in control;

•	a relocation of the named executive officer’s principal place of work outside of a 50-mile radius of its current location;

•	the company’s material breach of the named executive officer’s employment agreement; or

•	only for Dr. Rakhit, he no longer reports directly to the company’s chief executive officer.

•	“permanent disability” means total and permanent disability as defined in Section 22(e)(3) of the Code.

In addition, Dr. Levin’s stock option agreement for his grant in June 2015 provides that upon a change in control, in addition to the accelerated vesting provisions set forth in his employment agreement, the period during which Dr. Levin’s stock options may be exercised will be extended through the end of the 10-year term of the stock option. The equity awards that we have granted, and may in the future grant, to our named executive officers under our equity incentive plans are also subject to the termination and change in control provisions of such plans. For a description of the termination and change in control provisions in such equity incentive plans applicable to these stock awards, see “—Equity Incentive Plans” below for additional information.

Health and Welfare Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental and vision insurance plans, in each case on the same basis as all of our other employees.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Pursuant to our 401(k) plan, during 2016, we made 100% matching contributions on up to 3% of an employee’s eligible compensation deferred and 50% matching contributions on employee contributions that were between 3% and 5% of an employee’s eligible compensation deferred.

Equity Incentive Plans

2017 Equity Incentive Plan

Our board of directors adopted the 2017 Plan in                 , and our stockholders approved the 2017 Plan in                 . The 2017 Plan will become effective upon the execution of the underwriting agreement related to this offering. Once the 2017 Plan is effective, no further grants will be made under the 2014 Plan.

Stock Awards.    The 2017 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which we refer to collectively as stock awards. Additionally, the 2017 Plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants of us and our affiliates.

Share Reserve.    Initially, the maximum number of shares of our common stock that may be issued pursuant to stock awards under the 2017 Plan after the 2017 Plan becomes effective is                  shares, which is the sum of (1)             new shares, plus (2) the remaining number of shares reserved for issuance under the 2014 Plan on the effective date of the 2017 Plan. Additionally, the number of shares of our common stock reserved for issuance under our 2017 Plan will (a) automatically increase on January 1 of each year, beginning on January 1, 2018 (assuming the 2017 Plan becomes effective before such date) and continuing through and including January 1, 2027, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors and (b) increase as a result of any shares underlying outstanding stock awards granted under our 2014 Plan that expire or are repurchased, forfeited, canceled or withheld. The maximum number of shares that may be issued upon the exercise of ISOs under our 2017 Plan is                  shares.

Section 162(m) Limits.    No person may be granted stock awards covering more than                  shares of our common stock under our 2017 Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than                  shares or a performance cash award having a maximum value in excess of $        . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

Reversion of Shares.    If a stock award granted under the 2017 Plan expires, or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2017 Plan. In addition, the following types of shares under the 2017 Plan may become available for the grant of new stock awards under the 2017 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2017 Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2017 Plan.

Non-Employee Director Compensation Limit.    Under the 2017 Plan, the maximum number of shares of our common stock subject to stock awards granted under the 2017 Plan or otherwise during any one calendar year to any of our non-employee directors, taken together with any cash fees paid by the company to such non-employee director during such calendar year for services on the board of directors, will not exceed $         in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the board, $        .

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2017 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2017 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2017 Plan. Subject to the terms of our 2017 Plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2017 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of 90 days following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans and the stock plans of any of our affiliates may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock that has not vested will be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2017 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2017 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of 90 days following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest and taxes; (3) earnings before interest, taxes and depreciation; (4) earnings before interest, taxes, depreciation and/or amortization; (5) earnings before interest, taxes, depreciation, amortization and legal settlements; (6) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (8) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (9) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (10) total stockholder return; (11) return on equity or average stockholders’ equity; (12) return on assets, investment, or capital employed; (13) return on operating revenue; (14) margin (including gross margin); (15) income (before or after taxes); (16) operating income (before or after taxes); (17) operating income after taxes; (18) operating income before interest and taxes; (19) operating income before interest, taxes, depreciation and amortization; (20) pre-tax profit; (21) operating cash flow; (22) sales or revenue targets; (23) increases in revenue or product revenue; (24) improvement in or attainment of working capital levels; (25) economic value added (or an equivalent metric); (26) cash flow; (27) cash flow per share; (28) cash balance; (29) cash burn; (30) cash collections; (31) debt reduction; (32) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (33) stockholder equity; (34) capital expenditures; (35) debt levels; (36) operating profit or net operating profit; (37) workforce diversity; (38) net income or growth of net income or operating income; (39) billings; (40) bookings; (41) employee retention; (42) initiation of studies by specific dates; (43) budget management; (44) submission to, or approval by, a regulatory body (including, but not limited to the FDA) of an applicable filing or a product; (45) regulatory milestones; (46) safety performance; (47) sustainability or environmental performance; (48) progress of internal research or development programs; (49) acquisition of new customers; (50) customer retention and/or repeat order rate; (51) improvements in sample and test processing times; (52) progress of partnered programs; (53) partner satisfaction; (54) timely completion of clinical trials;

(55) submission of 510(k)s or pre-market approvals and other regulatory achievements; (56) milestones related to research development (including, but not limited to, preclinical and clinical studies), product development and manufacturing or new product innovation; (57) expansion of sales in additional geographies or markets; (58) research progress, including the development of programs; (59) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; (60) strategic corporate objectives relating to: increase in revenue with certain customers, customer groups, or customer types; (61) financings; (62) brand recognition or acceptance; (63) stock price; (64) share price performance; (65) market share; (66) expenses and cost reduction goals; and (67) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; (e) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under generally accepted accounting principles; (f) to exclude the dilutive effects of acquisitions or joint ventures; (g) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (h) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (i) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (j) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (k) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (l) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (m) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2017 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2017 Plan pursuant to Section 162(m) of the Code), (5) the class and maximum number of shares that may be awarded to any non-employee director and (6) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award, provided that the payment may be $0 if the value of the property is equal to or less than the exercise price, and payments may be delayed to the same extent that payment of consideration to the holders of common stock in connection with the corporate transaction is delayed as a result of escrows, earn outs, holdbacks or other contingencies.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2017 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2017 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our assets; (4) a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of adoption of the 2017 Plan, or the incumbent board, or whose nomination, appointment or election was not approved by a majority of the incumbent board still in office.

Amendment and Termination.    Our board of directors has the authority to amend, suspend or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the 10th anniversary of the date our board of directors adopted our 2017 Plan.

2014 Equity Incentive Plan

Our board of directors and our stockholders approved our 2014 Plan in August 2014. The 2014 Plan was subsequently amended by our board of directors and stockholders, most recently in February 2016. As of December 31, 2016, there were 6,474,852 shares remaining available for the grant of stock awards under our 2014 Plan and there were outstanding stock options covering a total of 6,423,680 shares that were granted under our 2014 Plan.

After the effective date of the 2017 Plan, no additional stock awards will be granted under the 2014 Plan, and all outstanding stock awards granted under the 2014 Plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2017 Plan in accordance with its terms.

Stock Awards.    The 2014 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards and restricted stock unit awards, or collectively, stock awards. With the exception of ISOs, all stock awards may be granted to employees, including officers, and to non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. We have only granted stock options under the 2014 Plan.

Share Reserve.    The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2014 Plan is 12,898,532. The maximum number of shares that may be issued upon the exercise of ISOs under our 2014 Plan is 12,898,532 shares.

If a stock award granted under the 2014 Plan expires or becomes unexercisable without having been exercised in full, is surrendered under an exchange program, or is forfeited to or repurchased by us because of the failure to meet a contingency or condition required for vesting, such shares of common stock subject to the stock award will become available for subsequent issuance under the 2014 Plan. In addition, shares of common stock withheld to satisfy income or employment withholding taxes and shares of common stock used to pay the exercise price of a stock award will become available for the grant of new stock awards under the 2014 Plan. Shares issued under the 2014 Plan may be authorized but unissued or reacquired common stock.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 Plan. Subject to the terms of the 2014 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability, the forms of award agreements and vesting schedule applicable to a stock award. The administrator has the authority to construe and interpret the terms of the 2014 Plan and stock awards granted under the 2014 Plan. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of stock awards granted and the types of consideration to be paid for the stock award.

The plan administrator has the authority to modify or amend outstanding stock awards under our 2014 Plan. Subject to the terms of our 2014 Plan, the plan administrator has the authority to institute and determine the terms and conditions of any stock award exchange program, which may include, the surrender or cancellation of outstanding stock awards in exchange for new stock awards and/or cash, the opportunity to transfer outstanding stock awards to a financial institution or other person or entity selected by the plan administrator, or the reduction or increase of the exercise price of outstanding stock awards.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 Plan may either be time- or performance-based options, which vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionholder may generally exercise any vested options for a period of 30 days following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, the optionholder or a beneficiary may generally exercise any vested options for a period of six months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of six months following the cessation of service.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, (2) check, (3) a promissory note, to the extent permitted by applicable law, (4) the tender of shares of our common stock previously owned by the optionholder, (5) consideration received under a cashless exercise program, (6) a net exercise (7) such other legal consideration approved by the plan administrator or (8) any combination of these methods.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, or the laws of descent and distribution. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares that may be delivered under the 2014 Plan, and/or the number, class and price of shares covered by each outstanding stock award.

Merger or Change in Control.    In the event of a merger or certain specified change in control transactions, each outstanding stock award will be treated as the plan administrator determines without a participant’s consent, including providing that:

•

stock awards will be assumed, or substantially equivalent stock awards will be substituted, by the acquiring or succeeding entity with appropriate adjustments as to the number and kind of shares and prices;

•	upon written notice to the participant, that the participant’s stock awards will terminate upon or immediately prior to the consummation of the merger or change in control;

•

outstanding stock awards will vest and become exercisable or payable, or restrictions applicable to the stock awards will lapse, in whole or in part, prior to or upon consummation of the merger or change in control, and to the extent determined by the plan administrator, the stock awards will terminate upon or immediately prior to the merger or change in control;

•

the termination of a stock award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of the stock award or realization of the participant’s rights with respect to the stock award as of the date of the occurrence of the transaction (including termination for no payment if no amount would have been attained upon exercise of the stock award or realization of the participant’s rights with respect to the stock award), or the replacement of the stock award with other rights or property selected by the plan administrator in its sole discretion; or

•	any combination of the foregoing.

Our plan administrator is not obligated to treat all stock awards, all stock awards held by a participant, or all stock awards of the same type, in the same manner.

In addition, if the successor entity does not assume or substitute for the stock awards or portion thereof, the participant will fully vest in and have the right to exercise all of his or her outstanding stock awards and all restrictions on outstanding stock awards will lapse, and, with respect to stock options and stock appreciation rights, the plan administrator will notify the participant that the stock options and stock appreciation rights will be exercisable for a period of time as determined by the plan administrator, and will terminate upon the expiration of that period if not exercised. For this purpose, a stock award will be considered assumed if, following the merger or change in control, the stock award provides the right to purchase or receive, for each share subject to the stock award immediately before the merger or change in control, the consideration (including cash, stock or other securities or property) received in the merger or change in control by holders of our common stock generally. If the consideration to be received by the holders of our common stock it not solely common stock of the successor entity or its parent, however, the plan administrator may, with the consent of the successor entity, provide for the consideration to be received upon the exercise or payout of a stock award to be solely common stock of the successor entity or its parent equal in fair market value to the per share consideration received by holders of our common stock in the merger or change in control.

Under the 2014 Plan, a change in control is generally the occurrence of (1) a change in the ownership of the company that occurs on the date that any one person, or more than one person acting as a group, acquires stock of the company that, together with the stock held by the person or group, constitutes more than 50% of the total voting power of our stock, but excluding any change in the ownership of our stock as a result of a private financing that is approved by our board of directors; (2) a change in effective control of the company that occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election, provided that if any individual or group is already in effective control of the company, the acquisition of additional control by the same individual or group will not be considered a change in control; or (3) a change in the ownership of a substantial portion of our assets which occurs on the date that any individual or group acquires (or has acquired during the previous twelve month period ending on the date of the most recent acquisition) assets of the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the company’s assets immediately before the acquisition or acquisitions.

Amendment and Termination.    The 2014 Plan will terminate on January 28, 2026. However, our board of directors has the authority to amend, suspend or terminate our 2014 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent.

2017 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in                 , and our stockholders approved the ESPP in             . The ESPP will become effective upon completion of this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Share Reserve.    Following this offering, the ESPP will authorize the issuance of              shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2018 (assuming the ESPP becomes effective in 2017) through January 1, 2027, by the lesser of (1)         % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, and (2)              shares; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration.    Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, including (1) a sale of all or substantially all of our assets, (2) the sale or disposition of 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transactions and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

Non-Employee Director Compensation

We provide cash and equity-based compensation to our non-employee directors for the time and effort necessary to serve as a member of our board of directors. Historically, pursuant to a non-employee director compensation policy approved by our board of directors in July 2015, and as amended in July 2016 and February 2017, or the 2015 Policy, each newly appointed non-employee director serving on our board of directors received an annual base fee for his or her services of $40,000, and a one-time initial option grant equal to 0.30% of our then-outstanding common stock, calculated on a fully diluted basis. Thereafter, pursuant to the 2015 Policy, each non-employee director is entitled to an annual option grant equal to 0.05% of our then-outstanding common stock, calculated on a fully diluted basis. Each such option grant to a non-employee director vests over four years, with 25% of the shares underlying the grant vesting on the one-year anniversary of the date of grant and the remainder vesting in 36 equal monthly installments thereafter. Any unvested shares underlying these options will become fully vested and exercisable upon a change in control (as defined in our 2014 Plan). In addition, pursuant to the 2015 Policy, each non-employee director that serves on the audit, compensation or nominating and corporate governance committee of our board of directors (other than the chairperson of such committees) is entitled to an additional $5,000 annually. Each non-employee director that serves as the chairperson of the audit, compensation or nominating and corporate governance committee is entitled to receive an additional $12,500. We have also reimbursed, and will continue to reimburse, all of our non-employee directors for their travel expenses incurred in attending meetings of our board of directors and committees of our board of directors.

In                     , our board of directors approved an amended and restated non-employee director compensation policy, which will amend and restate the 2015 Policy, and be effective, upon the completion of this offering. Under this policy, we will pay each of our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairperson of each committee will receive a higher retainer for such service. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors. No retainers will be paid in respect of any period prior to the completion of this offering. The retainers to be paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

Name	Annual Service Retainer	Chairperson Additional Retainer
Board of Directors.	$	$
Audit Committee.
Compensation Committee
Nominating and Corporate Governance Committee

In addition, under our non-employee director compensation policy to be effective upon the completion of this offering, each non-employee director elected to our board of directors after the completion of this offering will receive an option to purchase              shares of our common stock. The shares subject to each such stock option will vest             , subject to the director’s continued service as a director. Further, on the date of each annual meeting of stockholders held after the completion of this offering, each non-employee director that continues to serve as a non-employee member on our board of directors will receive an option to purchase              shares of our common stock. The shares subject to each such stock option will vest             , subject to the director’s continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

This policy is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

2016 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors by our non-employee directors during the year ended December 31, 2016. Each of Drs. Levin and During also served on our board of directors, but did not receive any additional compensation for their service as a director and therefore are not included in the table below. The compensation for Dr. Levin as an executive officer is set forth above under “—Summary Compensation Table.”

Name	Fees Earned in Cash	Option Awards(1)(5)		All Other Compensation		Total
Karen Bernstein, PhD.	$53,568	$43,252	(2)(3)	$—		$96,820
Bart Friedman.	60,000	43,252	(2)(3)	—		103,252
Douglas Williams, PhD	57,783	43,252	(2)(3)	538	(4)	101,573

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during fiscal year 2016 computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by our non-employee directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(2)	Represents an option to purchase 22,060 shares of our common stock granted in July 2016 at an exercise price of $2.91 per share. As of December 31, 2016, this option remained outstanding and all shares underlying this option remained unvested.
(3)	25% of the shares underlying this option vest on the one-year anniversary of the vesting commencement date and the remainder vest in 36 equal monthly installments thereafter. Any unvested shares underlying this option will become fully vested and exercisable upon a change in control (as defined in our 2014 Plan).
(4)	Consists of consulting fees earned by Dr. Williams in 2016 prior to his appointment to our board of directors.
(5)	The following table provides information regarding equity awards granted to our non-employee directors that were outstanding as of December 31, 2016:

Name	Option Awards Outstanding at Year-End
Karen Bernstein, PhD.	147,060
Bart Friedman.	147,060
Douglas Williams, PhD	147,060

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since April 1, 2014 (date of inception) and any currently proposed transactions, to which we were or are to be a participant, in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Convertible Preferred Stock Financings

Series A Convertible Preferred Stock Financing

In October and November 2014, we issued an aggregate of 5,121,453 shares of our Series A convertible preferred stock at a price per share of $0.988 in two closings. The first closing occurred on October 31, 2014, at which time we issued 4,109,308 shares of our Series A convertible preferred stock for (1) gross cash proceeds of $3.9 million, (2) the conversion of a $60,000 simple agreement for future equity, or SAFE, we entered into with Jeremy M. Levin, DPhil, MB BChir on September 22, 2014, and (3) the conversion of a $60,000 SAFE we entered into with Matthew During, MD, DSc on September 22, 2014. The second closing occurred on November 4, 2014, at which time we issued an additional 1,012,145 shares of our Series A convertible preferred stock for gross cash proceeds of $1.0 million.

The table below sets forth the number of shares of our Series A convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. All such individuals and entities participated in the first closing on October 31, 2014. Each share of Series A convertible preferred stock in the table below will automatically convert into one share of our common stock upon the completion of this offering.

Name	Series A Convertible Preferred Stock (#)	Conversion of SAFE Agreement ($)	Cash Purchase Price of Series A Convertible Preferred Stock ($)	Aggregate Purchase Price (including Conversion of SAFE Agreements and Cash Purchase Price) ($)
Jeremy M. Levin, DPhil, MB BChir(1)	860,323	60,000	790,000	850,000
Matthew During, MD, DSc(2)	60,728	60,000	—	60,000
Shira Capital LLC(3)	2,024,291	—	2,000,000	2,000,000

(1)	Dr. Levin is our Chief Executive Officer and Chairman of our board of directors.
(2)	Dr. During is our President, Chief Scientific Officer and a member of our board of directors.
(3)	Mark Feldberg is the managing partner of Shira Capital LLC, or Shira, a holder of more than 5% of our capital stock. Mark Feldberg is the brother-in law of Dr. Levin and was a member of our board of directors from October 2014 to May 2015.

Series B Convertible Preferred Stock Financing

On August 10, 2015, we issued an aggregate of 12,038,506 shares of our Series B convertible preferred stock at a price per share of $6.23 for gross cash proceeds of $75.0 million.

The table below sets forth the number of shares of Series B convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series B convertible preferred stock in the table below will automatically convert into one share of our common stock upon the completion of this offering.

Name	Series B Convertible Preferred Stock (#)	Aggregate Purchase Price of Series B Convertible Preferred Stock ($)
Divo Holdings, LLC(1)	76,243	474,994

(1)	Margery Feldberg is the manager of Divo Holdings, LLC and the wife of Dr. Levin, our Chief Executive Officer and Chairman of our board of directors.

Series B-1 Convertible Preferred Stock Purchase Agreement with Takeda

On January 6, 2017, we entered into the Takeda license agreement with Takeda, pursuant to which Takeda granted to us an exclusive license to commercialize the compound TAK-935, which we now refer to as OV935, in certain territories, and a co-exclusive worldwide license, together with Takeda, to develop OV935. See the section titled “Business—License and Collaboration Agreements—Collaboration and License Agreement with Takeda” for a further description of the Takeda license agreement. In consideration of the Takeda license agreement, we issued 3,831,293 shares of our Series B-1 convertible preferred stock, pursuant to a Series B-1 preferred stock purchase agreement, or the Takeda stock purchase agreement, at an ascribed price per share of $6.75 on January 6, 2017. Each share of Series B-1 convertible preferred stock issued to Takeda will automatically convert into one share of our common stock upon the completion of this offering. As a result of the issuance of the shares of Series B-1 convertible preferred stock to Takeda, Takeda became a holder of more than 5% of our capital stock.

Under the Takeda license agreement, we are obligated to pay Takeda future payments if and when certain milestones are achieved. Upon the first patient enrollment in the first Phase 3 trial for the first of the initial indications on which we and Takeda are focused, we are obligated to issue to Takeda the number of unregistered shares of our common stock equal to the lesser of (a) 8% of our outstanding capital stock on the issuance date or (b) $50.0 million divided by the closing bid price on the issuance date, unless certain events occur. In the event such payment would cause Takeda to own over 19.99% of our outstanding capital stock or other events occur, such payment must be paid in cash. The remaining potential global commercial and regulatory milestone payments equal approximately $35.0 million and can be satisfied in cash or unregistered shares of our common stock at our election, unless certain events occur.

Under the Takeda stock purchase agreement, Takeda is subject to a standstill commencing on the closing of this offering and ending two years after the first commercial sale by us of a certain product, unless earlier terminated upon certain events. Takeda also agreed not to sell or otherwise transfer its shares to non-affiliates until the earlier of the expiration of the standstill restrictions and the public release of certain data that may be released under the Takeda license agreement. Takeda is, however, permitted to sell or transfer up to 1% of our outstanding capital stock in each quarter and or except as otherwise approved by our board of directors.

Pursuant to the Takeda stock purchase agreement, Takeda has also agreed to vote its shares on certain matters in accordance with the holders of a majority of our shares of common stock until the earlier of the termination of the Takeda license agreement, our change in control, a sale of all or substantially all of our assets or the first date after the completion of this offering and after Takeda’s first milestone payment is paid on which Takeda owns less than 10% of our outstanding voting power. In the event Takeda fails to vote in accordance with these obligations, our chief executive officer at such time, as Takeda’s proxy and attorney-in-fact, may represent and vote on behalf of Takeda.

Takeda has also agreed that it will not beneficially own more than 19.99% of our outstanding common stock. We also agreed not to repurchase any shares of our capital stock that would cause Takeda to beneficially own more than 19.99% of our outstanding common stock.

Agreements with Mark Feldberg

On July 28, 2015, we entered into a termination of consulting agreement and board service agreement and general release, or the Feldberg Agreement, with Mark Feldberg. Mr. Feldberg is the managing partner of Shira, the brother-in law of Dr. Levin and was a member of our board of directors from October 2014 to May 2015. In addition to previously serving as a member of our board of directors, Mr. Feldberg was also a consultant who served as our interim Chief Financial Officer from November 2014 to April 2015. In consideration of his execution and delivery of the Feldberg Agreement, Mr. Feldberg was issued 100,000 shares of our common stock, the approximate aggregate dollar value of which was $381,000. On July 28, 2015, Mr. Feldberg transferred these 100,000 shares of common stock to Shira for no consideration.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, dated January 6, 2017, with the holders of our convertible preferred stock and certain holders of our common stock, including Shira, Takeda, Divo Holdings, LLC, Dr. Levin, our Chief Executive Officer and Chairman of our board of directors, and Dr. During, our President and Chief Scientific Officer. This agreement provides that these holders are entitled to certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we otherwise file. In addition to the registration rights, this agreement provides for certain information rights and rights of first refusal in favor of holders of our convertible preferred stock with regard to certain issuances of our capital stock. The information rights and rights of first refusal will terminate immediately prior to the completion of this offering. The registration rights will terminate upon the earliest of (1) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation, as currently in effect, (2) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act or another similar exemption under the Securities Act and (3) five years after the completion this offering. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Other Transactions

We have entered into various employment-related agreements with our executive officers that, among other things, provide for compensatory and certain severance and change in control benefits. For a description of these agreements and arrangements, see the section titled “Executive and Director Compensation—Employment Arrangements.”

We have also granted stock options to our executive officers and directors. For a description of these stock options, see the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification agreements, see “Management—Limitations on Liability and Indemnification Matters.”

Related Party Transaction Policy

In connection with this offering, we intend to adopt a written related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. This policy will become effective immediately upon the completion of this offering. For purposes of this policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A “related person” is any executive officer, director, nominee to become a director or a holder of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee or, where review by our audit committee would be inappropriate due to a conflict of interest, to another independent body of our board of directors, for review. The presentation must include a description of, among other things, all of the parties, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties under the same or similar circumstances.

All of the transactions described in this section were entered into prior to the adoption of this policy. Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and in determining whether such transaction was fair to us and in the best interest of all our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock as of April 1, 2017 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column titled “Before Offering” is based on 42,144,229 shares of common stock outstanding as of April 1, 2017, assuming (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into 17,159,959 shares of common stock upon the completion of this offering and (ii) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of                  shares of common stock in this offering (assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of April 1, 2017. As noted in the applicable footnotes to the table, some of the options are not vested but are exercisable at any time and, if exercised, subject to a lapsing right of repurchase until the options are fully vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ovid Therapeutics Inc., 1460 Broadway, Suite 15044, New York, New York 10036.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Greater than 5% Stockholders:
Shira Capital LLC(1)	2,124,291	5.0%
Takeda Pharmaceutical Company Limited(2)	3,831,293	9.1%

Directors and Named Executive Officers:
Jeremy M. Levin, DPhil, MB BChir(3)	11,453,232	26.8%
Matthew During, MD, DSc(4)	10,497,394	24.7%
Amit Rakhit, MD(5)	156,250	*
Dirk Haasner, PhD, MPM(6)	99,999	*
Karen Bernstein, PhD(7)	59,436	*
Bart Friedman(8)	51,623	*
Douglas Williams, PhD(9)	54,228	*
All current executive officers and directors as a group (9 persons)	22,969,660	52.1%

*	Represents beneficial ownership of less than 1%.
(1)	Montgomery Cornell has sole voting and dispositive power over the shares held by Shira Capital LLC. Shira Capital LLC is an affiliate of a broker-dealer. The address for Shira Capital LLC is 100 N. Biscayne Blvd., Suite 3000, Miami, Florida 33132.
(2)	The address for Takeda Pharmaceutical Company Limited is 1-1, Doshomachi 4-chome, Chuo-ku, Osaka 540-8645, Japan.
(3)	Includes (a) 9,860,323 shares held directly by Dr. Levin, (b) 1,000,000 shares held by DSL-EAL Holdings LLC, a limited liability company managed by Dr. Levin, (c) 76,243 shares held by Divo Holdings, LLC, a limited liability company managed by Margery Feldberg, Dr. Levin’s spouse, and (d) 516,666 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017. Pursuant to a voting agreement, Dr. Levin currently has voting power over an additional 897,262 shares of our common stock, which shares are not included in the table above. The voting agreement will terminate upon the completion of this offering.
(4)	Includes (a) 10,060,728 shares held directly by Dr. During and (b) 436,666 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.
(5)	Includes solely 156,250 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.
(6)	Includes solely 99,999 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.
(7)	Includes solely 59,436 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.
(8)	Includes solely 51,623 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.
(9)	Includes solely 54,228 shares of common stock issuable upon the exercise of stock options within 60 days of April 1, 2017.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of December 31, 2016, we had 42,144,229 shares of common stock outstanding, held of record by 58 stockholders, assuming (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into 17,159,959 shares of common stock upon the completion of this offering and (ii) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering. As of December 31, 2016, there were 6,423,680 shares of common stock subject to outstanding options under our equity incentive plans (which excludes 2,247,545 shares of our common stock issuable upon the exercise of outstanding stock options granted between December 31, 2016 and April 10, 2017 at a weighted-average exercise price of $3.95 per share).

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, all outstanding shares of convertible preferred stock will convert into shares of our common stock on a one-to-one basis. As of December 31, 2016, we had 20,991,252 shares of preferred stock outstanding, held of record by 56 stockholders, assuming the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock. Upon the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to                  shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2016, 6,423,680 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $3.47 per share (which excludes 2,247,545 shares of our common stock issuable upon the exercise of outstanding stock options granted between December 31, 2016 and April 10, 2017 at a weighted-average exercise price of $3.95 per share). For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Registration Rights

Upon the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than five years after the completion of this offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

Upon the completion of this offering, holders of 42,144,229 shares of our common stock and common stock issuable upon conversion of outstanding preferred stock, will be entitled to certain demand registration rights. At any time beginning on the earlier of the third anniversary of the date of our amended and restated investors’ rights agreement or 180 days following the effectiveness of this registration statement, the holders of at least 75% of registrable securities may, on not more than one occasion, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover at least 75% of the registrable securities then outstanding for an aggregate offering price equal or greater than $25.0 million and a price per share equal to at least $12.46.

Piggyback Registration Rights

In connection with this offering, holders of 42,144,229 shares of our common stock and common stock issuable upon conversion of outstanding preferred stock are entitled to, which we expect the necessary percentage of holders to waive, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the completion of this offering, the holders of 42,144,229 shares of our common stock and common stock issuable upon conversion of outstanding preferred stock will initially be entitled to certain Form S-3 registration rights. The holders of at least 25% of registrable securities may, on not more than two registrations on Form S-3 within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $25.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder;

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation; and

•

in general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

•

permit our board of directors to issue up to              shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least a majority of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the trading symbol “OVID.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of December 31, 2016, upon the closing of this offering and assuming (1) the automatic conversion of our outstanding Series A convertible preferred stock and Series B convertible preferred stock into common stock into an aggregate of 17,159,959 shares of our common stock upon the completion of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (2) the issuance on January 6, 2017 of 3,831,293 shares of our Series B-1 convertible preferred stock and the automatic conversion thereof into an aggregate of 3,831,293 shares of our common stock upon the completion of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, (3) no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments, if any and (4) no exercise of outstanding options, we will have outstanding an aggregate of approximately                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act, or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of December 31, 2016, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under our 2017 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of common shares then outstanding, which will equal approximately                  shares of common stock immediately upon the completion of this offering (calculated as of December 31, 2016 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our other outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the completion of this offering, have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Citigroup and Cowen and Company, and certain other exceptions. These agreements are described in the section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement and our standard form of option agreement, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Prior to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements and that there is no extension of the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Registration Rights

Upon the completion of this offering, the holders of 42,144,229 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 2017 Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND

DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or entity treated as a corporation that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Citigroup Global Markets Inc. and Cowen and Company, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
William Blair & Company, L.L.C.
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $        per share. After the initial offering of the shares of our common stock, if all the shares of our common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and substantially all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Cowen and Company, LLC, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock. Citigroup Global Markets Inc. and Cowen and Company, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the NASDAQ Global Market under the symbol “OVID.”

The following table shows the per share and total public offering price, underwriting discounts and commissions that we are to pay to the underwriters and proceeds to us, before expenses, in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for expenses in an amount up to $        relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of our common stock.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering:

•	“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•	The underwriters can close out a short position by purchasing additional shares of our common stock, either pursuant to the underwriters’ over-allotment option or in the open market.

•

To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•

To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise their over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through their over-allotment option.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock on NASDAQ, as long as such bids do not exceed a specified maximum, to stabilize the price of the shares of our common stock.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available by on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Other Relationships

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. An affiliate of Cowen and Company, LLC invested in our Series B convertible preferred stock financing in August 2015 and, as a result, beneficially owns approximately 3.05% of our outstanding common stock, or an aggregate of 1,284,109 shares of our Series B convertible preferred stock, which will automatically convert into 1,284,109 shares of common stock upon the completion of this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York. As of the date of this prospectus, a partner of Cooley LLP beneficially holds an aggregate of 16,051 shares of our common stock on an as-converted basis.

EXPERTS

The financial statements of Ovid Therapeutics Inc. as of December 31, 2016 and 2015, and for the year ended December 31, 2016, have been included herein and in the registration statement appearing elsewhere herein, and in reliance upon the report of KPMG LLP, an independent registered public accounting firm, upon their authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.ovidrx.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

OVID THERAPEUTICS INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Ovid Therapeutics Inc.:

We have audited the accompanying balance sheets of Ovid Therapeutics Inc. as of December 31, 2016 and 2015, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ovid Therapeutics Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

March 8, 2017, except for footnote 11 which is as of March 20, 2017

OVID THERAPEUTICS INC.

Balance Sheets

			Pro Forma
	December 31,	December 31,	December 31,
	2016	2015	2016
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$51,939,661	$69,944,292	$51,939,661
Prepaid and other current assets	221,507	280,332	221,507
Due from related parties	7,369	58,640	7,369
Deferred transaction costs	242,673	—	242,673

Total current assets	52,411,210	70,283,264	52,411,210
Security deposit	407,785	44,850	407,785
Property, plant and equipment, net	43,591	29,516	43,591
Other assets	165,301	18,890	165,301

Total assets	$53,027,887	$70,376,520	$53,027,887

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$857,169	$670,545	$857,169
Accrued expenses	2,876,243	1,637,600	2,876,243
Due to related parties	—	1,014	—

Total current liabilities	3,733,412	2,309,159	3,733,412

Stockholders’ Equity:
Common stock, $0.001 par value; 58,000,000 and 50,000,000 shares authorized at December 31, 2016 and 2015, respectively, 21,152,977 shares issued and outstanding at December 31, 2016 and 2015; 42,144,229 shares issued and outstanding pro forma (unaudited)	21,153	21,153	42,144
Preferred Series A—5,121,453 shares authorized at December 31, 2016 and 2015, 5,121,453 issued and outstanding at December 31, 2016 and 2015 (liquidation preference $5,060,000); none issued and outstanding pro forma (unaudited)	5,122	5,122	—
Preferred Series B—12,038,506 shares authorized, issued and outstanding at December 31, 2016 and 2015 (liquidation preference $74,999,883); none issued and outstanding pro forma (unaudited)	12,039	12,039	—
Additional paid-in-capital	85,165,775	81,524,309	111,023,171
Accumulated deficit	(35,909,614)	(13,495,262)	(61,770,840)

Total stockholders’ equity	49,294,475	68,067,361	49,294,475

Total liabilities and stockholders’ equity	$53,027,887	$70,376,520	$53,027,887

See accompanying notes to the financial statements

OVID THERAPEUTICS INC.

Statements of Operations and Comprehensive Loss

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
Operating expenses:
Research and development	$9,585,649	$6,611,948
Selling, general and administrative	12,949,525	6,578,426

Total operating expenses	22,535,174	13,190,374

Interest income (expense), net	120,822	30,281

Loss before income tax	(22,414,352)	(13,160,093)

Income taxes	—	—

Net loss and comprehensive loss	$(22,414,352)	$(13,160,093)

Net loss attributable to common stockholders	$(22,414,352)	$(13,160,093)

Loss per share attributable to common stockholders basic and diluted	(1.06)	(0.63)

Weighted-average common shares outstanding basic and diluted	21,152,977	20,853,388

Unaudited pro forma net loss	(48,275,580)

Unaudited pro forma net loss per share of common stock	(1.15)

Unaudited pro forma basic and diluted weighted-average shares of common stock outstanding	42,144,229

See accompanying notes to the financial statements

OVID THERAPEUTICS INC.

Statement of Changes in Stockholders’ Equity

	Common Stock		Series A Preferred Stock		Series B Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2014	20,000,000	$20,000	5,121,453	$5,122	$—	$—	$5,048,184	$(335,169)	$4,738,137
Issuance of common stock for research and development activities	1,052,977	1,053	—	—	—	—	4,010,789	—	4,011,842
Issuance of Series B Preferred Stock, net of issuance cost of $4,360,721	—	—	—	—	12,038,506	12,039	70,627,123	—	70,639,162
Issuance of common stock for separation agreement	100,000	100	—	—	—	—	380,900	—	381,000
Stock-based compensation expense	—	—	—	—	—	—	1,457,313	—	1,457,313
Net loss	—	—	—	—	—	—	—	(13,160,093)	(13,160,093)

Balance, December 31, 2015	21,152,977	$21,153	5,121,453	$5,122	12,038,506	$12,039	$81,524,309	$(13,495,262)	$68,067,361
Stock-based compensation expense	—	—	—	—	—	—	3,641,466	—	3,641,466
Net loss	—	—	—	—	—	—	—	(22,414,352)	(22,414,352)

Balance, December 31, 2016	21,152,977	$21,153	5,121,453	$5,122	12,038,506	$12,039	$85,165,775	$(35,909,614)	$49,294,475

See accompanying notes to the financial statements

OVID THERAPEUTICS INC.

Statement of Cash Flows

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(22,414,352)	$(13,160,093)
Adjustments to reconcile net loss to cash used in operating activities:
Common stock issuance for research and development	—	4,011,842
Common stock issuance for separation agreement	—	381,000
Stock-based compensation expenses	3,641,466	1,457,313
Depreciation and amortization	56,512	11,778
Change in operating assets and liabilities:
Prepaid expenses and other current assets	58,825	(279,563)
Deferred transaction costs	(229,000)	—
Security deposit	(362,935)	(38,325)
Other assets	(28,011)	—
Accounts payable	186,624	591,406
Accrued expenses	1,238,643	1,608,384
Due from/ to related parties	50,257	(69,222)

Net cash used in operating activities	(17,801,971)	(5,485,480)

Cash flows from investing activities:
Purchase of property and equipment	(30,364)	(32,082)
Software development and other costs	(158,623)	(24,250)

Net cash used in investing activities	(188,987)	(56,332)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	—	70,639,162
Payments for transaction costs	(13,673)	—

Net cash provided by financing activities	(13,673)	70,639,162

Net increase (decrease) in cash and cash equivalents	(18,004,631)	65,097,350
Cash and cash equivalents, at beginning of period	69,944,292	4,846,942

Cash and cash equivalents, at end of period	$51,939,661	$69,944,292

See accompanying notes to the financial statements

OVID THERAPEUTICS INC.

Notes to Financial Statements

NOTE 1—NATURE OF OPERATIONS

Ovid Therapeutics Inc. (the “Company”) was incorporated under the laws of the state of Delaware on April 1, 2014 and maintains its principal executive office in New York, New York. The Company commenced operations on April 1, 2014 (date of inception). The Company is a biopharmaceutical company focused exclusively on developing impactful medicines for patients and families living with rare neurological disorders.

Since its inception, the Company has devoted substantially all of its efforts to business development, research and development, recruiting management and technical staff, raising capital, and has financed its operations through issuance of convertible preferred stock (“Preferred Stock”) and other equity instruments. The Company has not generated any revenue. The Company is subject to risks and uncertainties common to early- stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and ability to secure additional capital to fund operations.

The Company has incurred operating losses since inception and had an accumulated deficit of $35.9 million as of December 31, 2016. The Company expects to continue to incur net losses for at least the next several years and is highly dependent on its ability to find additional sources of funding in the form of debt or equity financing to fund its operations. Management believes that its cash and cash equivalents of $51.9 million at December 31, 2016 are sufficient to fund operations for at least the next 12 months. Management expects that future sources of funding may include new or expanded partnering arrangements and sales of equity or debt securities. Adequate additional funding may not be available to the Company on acceptable terms or at all. The failure to raise capital as and when needed could have a negative impact on the Company’s financial condition and ability to pursue business strategies. The Company may be required to delay, reduce the scope of or eliminate research and development programs, or obtain funds through arrangements with collaborators or others that may require the Company to relinquish rights to certain drug candidates that the Company might otherwise seek to develop or commercialize independently.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

(B) Deferred Transaction Costs

Deferred transaction costs, primarily consist of direct incremental legal, accounting, and other fees relating to the Company’s contemplated initial public offering (“IPO”), and are capitalized as incurred. The deferred transaction costs will be offset against IPO proceeds upon the consummation of the offering. In the event the IPO is terminated, which would include a postponement of 90 days or greater, any deferred transaction costs will be expensed.

(C) Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. For all periods presented, there was no difference between net loss and comprehensive loss.

OVID THERAPEUTICS INC.

Notes to Financial Statements

(D) Risks and Uncertainties

The Company is subject to risks common to companies in the development stage including, but not limited to, dependency on the clinical and commercial success of its drug candidates, ability to obtain regulatory approval of its drug candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and consumers, and significant competition and untested manufacturing capabilities.

(E) Cash and Cash Equivalents

The Company’s cash and cash equivalents consist of cash held in checking accounts and money market funds. The Company considers all highly liquid investments with an original maturity date of three months or less to be cash and cash equivalents. Accounts held at U.S. financial institutions are insured by the FDIC up to $250,000. Cash balances could exceed insured amounts at any given time.

(F) Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives of three years using the straight-line method, in amounts sufficient to charge the cost of depreciable assets to operations over their estimated service lives of three years. Repairs and maintenance costs are expensed. The Company reviews the recoverability of all long-lived assets, including the related useful life, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

(G) Research and Development Expenses

The Company expenses the cost of research and development as incurred. Research and development expenses comprise costs incurred in performing research and development activities, including clinical trial costs, manufacturing costs for both clinical and pre-clinical materials as well as other contracted services, license fees, and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Accounting Standards Codification (“ASC”) 730, Research and Development.

(H) Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation, which establishes accounting for stock-based awards granted to employees for services and requires companies to expense the estimated fair value of these awards over the requisite service period. The Company estimates the fair value of all awards granted using the Black-Scholes valuation model. Key inputs and assumptions include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, stock price and exercise price. Many of the assumptions require significant judgment and any changes could have a material impact in the determination of stock-based compensation expense. The Company elected an accounting policy to record forfeitures as they occur. The Company recognizes employee stock-based compensation expense based on the fair value of the award on the date of the grant. The compensation expense is recognized over the vesting period under the straight-line method.

The Company accounts for options awards granted to nonemployee consultants and directors under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the

OVID THERAPEUTICS INC.

Notes to Financial Statements

Company’s common stock at the earlier of the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. Awards granted to nonemployees are remeasured to fair value at each period end date until vested and expensed on a straight-line basis over the vesting period.

(I) Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

•

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities. The Company’s Level 1 assets consisted of money market funds totaling $51.6 million and $65.0 million as of December 31, 2016 and 2015, respectively.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies. The Company had no Level 2 assets or liabilities as of December 31, 2016 and 2015.

•

Level 3—Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. The Company had no Level 3 assets or liabilities as of December 31, 2016 and 2015.

The carrying amounts reported in the balance sheets for prepaid and other current assets, accounts payable, accrued expenses and due to related parties approximate their fair value based on the short-term maturity of these instruments.

(J) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company has all cash and cash equivalents balances at one accredited financial institution, in amounts that exceed federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

(K) Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires deferred tax assets and liabilities to be recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts and respective tax bases of existing assets and liabilities, as well as net operating loss carryforwards and research and development credit. Valuation allowances are provided if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

OVID THERAPEUTICS INC.

Notes to Financial Statements

(L) Unaudited Pro Forma Presentation

The unaudited pro forma balance sheet and net loss per share information as of December 31, 2016 reflects (i) the automatic conversion of an aggregate of 17,159,959 shares of Series A Preferred Stock and Series B Preferred Stock into 17,159,959 shares of common stock and (ii) the automatic conversion of 3,831,293 shares of Series B-1 Preferred Stock into an aggregate of 3,831,293 shares of common stock upon the completion of the IPO.

The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding after giving pro forma effect to the conversion of all issued and outstanding shares of Preferred Stock during the year ended December 31, 2016 into shares of common stock as if such conversion had occurred at January 1, 2016, or the date of original issuance, if later.

(M) Net Loss Per Common Share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. For all periods presented, the common shares underlying the Preferred Stock and options have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average shares outstanding used to calculate both basic and diluted loss per common share are the same.

The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding as they would be anti-dilutive:

	As of December 31,
	2016	2015
Stock options to purchase common stock	6,423,680	4,065,000
Preferred stock convertible into purchase common stock	17,159,959	17,159,959

Total	23,583,639	21,224,959

The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per common share:

Year Ended
December 31,
2016
(unaudited)
Numerator:
Net loss applicable to common stockholders	$(22,414,352)
Fair value of Series B-1 Preferred Stock (See Note 11)	(25,861,228)

Pro forma net loss applicable to common stockholders	$(48,275,580)

Denominator:
Weighted-average common shares outstanding basic and diluted	21,152,977
Effect of pro forma adjustments:
Conversion of Series A and B Preferred Stock, weighted-average	17,159,959
Issuance and conversion of Series B-1 Preferred Stock, weighted-average	3,831,293

Shares used in computing unaudited pro forma basic and diluted weighted-average shares of common stock outstanding	42,144,229

Unaudited pro forma net loss per share of common stock basic and diluted	$(1.15)

OVID THERAPEUTICS INC.

Notes to Financial Statements

(N) Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.

(O) Retirement Plan

The Company maintains a 401(k)-retirement plan for its employees that is intended to qualify under Sections 401(a) and 501(a) of the U.S. Internal Revenue Code of 1986, as amended (“Code”), in 2016. The Company provides all active employees with a 100% matching contribution equal to 3% of an employee’s eligible compensation deferred and 50% matching contributions on employee contributions that are between 3% and 5% of an employee’s eligible compensation deferred. These safe harbor contributions vest immediately.

(P) Recent Accounting Pronouncements

In March 2016, FASB issued Accounting Standards Update (“ASU”) 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 simplifies various aspects of the accounting for shared-based payments. The simplifications include: (a) recording all tax effects associated with stock-based compensation through the income statement, as opposed to recording certain amounts in other paid-in capital, which eliminates the complications of tracking a “windfall pool,” but will increase the volatility of income tax expense; (b) allowing entities to withhold shares to satisfy the employer’s statutory tax withholding requirement up to the highest marginal tax rate applicable to employees rather than the employer’s minimum statutory rate, without requiring liability classification for the award; (c) modifying the requirement to estimate the number of awards that will ultimately vest by providing an accounting policy election to either estimate the number of forfeitures or recognize forfeitures as they occur; and (d) changing certain presentation requirements in the statement of cash flows, including removing the requirement to present excess tax benefits as an inflow from financing activities and an outflow from operating activities, and requiring the cash paid to taxing authorities arising from withheld shares to be classified as a financing activity. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period.

The Company early adopted ASU 2016-09 as of September 30, 2016 on a retroactive basis to the beginning of the period. In connection with the early adoption, the Company elected an accounting policy to record forfeitures as they occur. There was no financial statement impact upon adoption. ASU 2016-09 also provides that companies no longer record excess tax benefits or certain tax deficiencies in additional paid-in capital. Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement. There was no financial statement impact of adopting ASU 2016-09 as the Company is in a net operating loss (“NOL”) position with a full valuation allowance. For the period from inception through December 31, 2016, the Company did not record an income statement benefit for excess tax benefits as there were no exercises of options during the period. As such, the adoption of this standard did not have a material impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 was issued to increase transparency and comparability among entities by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about lease arrangements. ASU 2016-02 is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact of adopting ASU 2016-02 on the Company’s results of operations and financial position.

OVID THERAPEUTICS INC.

Notes to Financial Statements

NOTE 3—PRECLINICAL AND CLINICAL AGREEMENTS

On May 5, 2016, the Company entered into a Start Up Agreement (“SUA”) with a clinical research organization for the study entitled “Safety and Efficacy of Gaboxadol in Angelman Syndrome: A Phase 2 Study of OV101 in adolescents and adults.” Under the terms of the SUA, as amended, the direct fees and pass-through expenses are not to exceed $854,463 and $584,267, respectively, (a) without prior written authorization from the Company or (b) in the event of early termination which triggers necessary wind down activities. The term of the SUA, as amended, expired on August 31, 2016.

On August 26, 2016, the Company entered into a Master Services Agreement (“MSA”) with a clinical research organization replacing the above-mentioned SUA. In connection with the execution of the MSA, the Company provided an upfront retainer of $355,435. This retainer has been reflected within security deposits on the balance sheet. During the year ended December 31, 2016, the Company has expensed approximately $2,299,000 related to both the MSA and the SUA.

In the normal course of business, the Company enters into various firm purchase commitments related to certain preclinical studies and clinical trials. On November 1, 2016, the Company executed a work order to conduct preclinical research related to OV101. As of December 31, 2016, the noncancellable portion of this commitment totaled approximately $286,900 (of which $57,375 is included in accrued expenses as of December 31, 2016) and is expected to be paid within the next fiscal year.

NOTE 4—PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is summarized as follows:

	December 31,
	2016	2015
Furniture and equipment	$63,783	$33,419
Less accumulated depreciation	(20,192)	(3,903)

Total property, plant and equipment, net	$43,591	$29,516

Depreciation expense was $16,289 and $3,903 for the year ended December 31, 2016 and 2015, respectively.

Intangible assets, net of accumulated amortization, were $110,074 and $18,890 as of December 31, 2016 and 2015, respectively, and are included in other assets. Amortization expense was $40,223 and $7,875 for the year ended December 31, 2016 and 2015, respectively.

NOTE 5—ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,
	2016	2015
Payroll and bonus accrual	$1,324,649	$1,572,500
Professional fees accrual	874,525	—
Clinical trial accrual	409,804	—
Other	267,265	65,100

Total	$2,876,243	$1,637,600

OVID THERAPEUTICS INC.

Notes to Financial Statements

NOTE 6—STOCKHOLDERS’ EQUITY AND PREFERRED STOCK

The Company’s capital structure consists of common stock and Preferred Stock with certain rights and privileges summarized below.

The Company was initially authorized to issue 1,000 shares of common stock at $0.001 par value per share. The first amendment to the Company’s Certificate of Incorporation was made on August 12, 2014 to increase the authorized shares of common stock available for issuance to 20,000,000 at $0.001 par value per share. The second amendment was made on September 2, 2014 to increase the authorized shares of common stock to 20,250,000 at $0.001 par value per share. The third amendment was made on October 30, 2014 to increase the authorized shares of common stock to 25,371,457 at $0.001 par value per share and shares of Preferred Stock to 5,121,457 at $0.001 par value per share. The fourth amendment was made on March 6, 2015 to increase the authorized shares of common stock to 28,371,457 at $0.001 par value per share. The fifth amendment was made on March 25, 2015 to increase the authorized shares of common stock to 30,000,000 at $0.001 par value per share. The sixth amendment was made on August 7, 2015 to increase the authorized shares of common stock to 50,000,000 at $0.001 par value per share, and shares of Preferred Stock to 17,159,959 at $0.001 par value per share. The seventh amendment was made on February 11, 2016 to increase the authorized shares of common stock to 58,000,000 at $0.001 par value per share. The authorized and outstanding Preferred Stock consists of 5,121,453 shares of Series A and 12,038,506 shares of Series B as of December 31, 2016.

The holders of common stock are entitled to one vote for each share held. The holders of common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares. The common stock is subordinate to all series of Preferred Stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company. The holders of common stock are entitled to liquidation proceeds after all liquidation preferences for the Preferred Stock are satisfied.

The holders of the Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote, except the election of common stock directors and except as required by law. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock is convertible as of the record date for determining stockholders entitled to vote on such matter.

Liquidation Preferences

In the event that the Company liquidates, dissolves or winds up, whether voluntarily or involuntarily, or sells all or substantially all of its assets, or sells the Company or a controlling interest in the Company or if certain events deemed to be a liquidation occur, then first, the holders of Series B Preferred Stock shall be entitled to receive, in preference to holders of Series A Preferred Stock and common stock, an amount per share equal to the greater of the (i) the original purchase price for the Series B Preferred Stock, plus any dividends, if declared but unpaid thereon, or (ii) amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to the liquidation event. After payment of required amounts to the holder of Series B Preferred Stock, the holders of shares of Series A Preferred Stock shall be entitled to receive in preference to holders of common stock, an amount per share equal to the greater of the (i) the original purchase price for the Series A Preferred Stock, plus any dividends, if declared but unpaid thereon, or (ii) amount

OVID THERAPEUTICS INC.

Notes to Financial Statements

per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to the liquidation event. Following all preferential payments to holders of Preferred Stock as required, any remaining undistributed assets shall be shared ratably with all common stockholders.

Dividends

The holders of the Preferred Stock are entitled to receive, if declared by the Board, non-cumulative dividends at the rate of 8% of the original purchase price per annum. Such dividends shall only be payable when, and if declared and are not cumulative. If dividends are declared, then preference is given in order to the Series B Preferred Stock, the Series A Preferred Stock and then the common stock.

The holders of Series B Preferred Stock have liquidation and dividend rights in preference to holders of Series A Preferred and common stock. The holders of Series A Preferred Stock have liquidation and dividend rights in preference to holders of common stock. No dividends on the common stock shall be declared and paid unless dividends on the Preferred Stock have been declared and paid. Through December 31, 2016, the Company has not declared any dividends.

Redemption Rights

The Preferred Stock is not redeemable at the option of the holder.

Conversion Rights

Each share of Preferred Stock is convertible at any time at the option of the stockholder into fully paid and nonassessable shares of common stock determined by dividing the original purchase price by the conversion price in effect at the time of conversion. The original purchase price for Series A Preferred Stock and Series B Preferred Stock is $0.988 and $6.23 per share, respectively. In the event that the Company issues additional shares of stock, stock splits and combination, dividends and distributions, the conversion price may be adjusted, with certain exceptions. In the event of a liquidation, dissolution, winding up or deemed liquidation event, the conversion rights will be terminated at the close of business on the last day preceding the date fixed for payment of liquidation amounts to the holders of Preferred Stock.

Mandatory Conversion

All outstanding shares of Preferred Stock will be automatically converted into shares of common stock upon a trigger event. A trigger event is defined as either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering on the New York Stock Exchange, The NASDAQ Stock Market or other internationally recognized stock exchange, pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least fifty million dollars ($50,000,000) of gross proceeds or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least sixty percent (60%) of the then outstanding shares of Preferred Stock and the holders of a majority of the Series B Preferred Stock.

Common Stock

In August 2014, the Company issued 20,000,000 shares of $0.001 par value common stock to its founders. The Company received $19,000 in cash and certain intellectual property and related rights valued at $1,000.

OVID THERAPEUTICS INC.

Notes to Financial Statements

On March 25, 2015, the Company issued 1,052,977 shares of common stock to H. Lundbeck A/S in connection with a license agreement (Note 9) and in consideration of certain intellectual property rights. The shares were valued at $4,011,842, which was based on the fair value of the Company’s common stock of $3.81 per share as determined by the Board of Directors in the same period for the purpose of option grants.

On July 28, 2015, the Company issued 100,000 shares of common stock at $0.001 par value per share to a related party in connection with his separation from the Company (Note 10). The value of the common stock issued was based on the fair value of the Company’s common stock of $3.81 per share as determined by the Board of Directors in the same period for the purpose of option grants. A total of $381,000 was recognized as compensation expense and included in the selling, general and administrative expense on the statement of operations and comprehensive income in 2015.

Preferred Stock

In October and November 2014, the Company issued an aggregate of 5,121,453 shares of Series A Preferred Stock at a price per share of $0.988 in two closings. The first closing occurred on October 31, 2014, at which time 4,109,308 shares were issued for (1) gross cash proceeds of $3.9 million, and (2) the conversion of two $60,000 simple agreements for future equity (“SAFE”), for a total amount of $120,000, which the Company entered into with two officers of the Company on September 22, 2014. The second closing occurred on November 4, 2014, at which time the Company issued an additional 1,012,145 shares of Series A Preferred Stock for gross cash proceeds of $1.0 million. The issuance costs of $31,509 were recorded against the proceeds.

In August 2015, the Company issued 12,038,506 shares of Series B Preferred Stock at a price per share of $6.23 for gross cash proceeds of $75.0 million. The issuance costs of $4,360,721 were recorded against the proceeds.

The Preferred Stock is classified as permanent equity because the shares contain redemption features that are within the control of the Company. The Company believes the shares are not currently redeemable and it is not probable that a deemed liquidation event (including merger, acquisition or sale of all or substantially all of the Company’s assets) will occur to trigger redemption. There was no accretion of Preferred Stock to redemption value recorded as of December 31, 2016 and 2015.

NOTE 7—STOCK-BASED COMPENSATION

On August 29, 2014, the Company’s Board of Directors adopted and approved the 2014 Equity Incentive Plan (the “Plan”), which authorized the Company to grant up to 250,000 shares of common stock in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units. The types of stock-based awards, including share purchase rights amount, terms, and exercisability provisions of grants are determined by the Company’s Board of Directors. The purpose of the Plan is to provide the Company with the flexibility to issue stock-based awards as part of an overall compensation package to attract and retain qualified personnel. In March 2015, June 2015, July 2015 and February 2016, the number of common shares available for issuance under the Plan was increased to 2,779,859, 3,500,000, 5,806,960 and 12,898,532, respectively.

Unless specified otherwise in an individual option agreement, stock options granted under the Plan generally have a ten-year term and a four-year vesting period. The vesting requirement is conditioned upon grantee’s continued service with the Company during the vesting period. Once vested, all awards are exercisable from the date of grant until they expire. The option grants are non-transferable. Vested options generally remain

OVID THERAPEUTICS INC.

Notes to Financial Statements

exercisable for 90 days subsequent to the termination of the option holder’s service with the Company. In the event of option holder’s death or disability while employed by or providing service to the Company, the exercisable period extends to twelve months.

Performance-based option awards generally have similar vesting terms, with vesting commencing on the date the performance condition is achieved and expire in accordance to the specific terms of the agreement. At December 31, 2016, there were 400,000 performance-based options outstanding and unvested.

The fair value of options granted during the years ended December 31, 2016 and 2015 were estimated using the Black-Scholes option valuation model. The inputs for the Black-Scholes valuation model require management’s significant assumptions. The common stock price was determined by the Board of Directors. In the absence of market data for the Company’s common stock, the Board of Directors considered various factors in estimating the fair value of the common stock at the time of grant which include but are not limited to the common stock valuation performed by a third party independent valuation firm, the Company’s performance and future economic outlook, the potential financing available to the Company, and the valuation of common stock of similar companies in the industry. The risk-free interest rates were based on the rate for U.S. Treasury securities at the date of grant with maturity dates approximately equal to the expected life at the grant date. The expected life was based on the simplified method in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Nos. 107 and 110 as the Company’s shares are not publicly traded. The expected volatility was estimated based on historical volatility information of peer companies that are publicly available.

All assumptions used to calculate the grant date fair value of nonemployee options are generally consistent with the assumptions used for options granted to employees. In the event the Company terminates any of its consulting agreements, the unvested options underlying the agreements would also be cancelled. Unvested nonemployee options are marked-to-market at each reporting period.

The Company granted 75,000 and 25,000 stock options to nonemployee consultants for services rendered during the years ended December 31, 2016 and 2015, respectively. There were 157,813 and 125,000 unvested nonemployee options outstanding as of December 31, 2016 and 2015, respectively. Total expense recognized related to the nonemployee stock options for the years ended December 31, 2016 and 2015 was $149,482 and $163,293, respectively. Total unrecognized compensation expenses related to the nonemployee stock options were $351,384 and $449,010 as of December 31, 2016 and 2015, respectively.

The Company granted 2,708,680 and 4,025,000 stock options to employees during the years ended December 31, 2016 and 2015, respectively. There were 4,797,264 and 4,025,000 unvested employee options outstanding as of December 31, 2016 and 2015. Total expense recognized related to the employee stock options for the years ended December 31, 2016 and 2015 was $3,491,984 and $1,293,388 (of which $381,000 was issued in connection with a separation agreement), respectively. Total unrecognized compensation expense related to employee stock options were $10,689,148 and $8,820,451 as of December 31, 2016 and 2015, respectively. There were no expenses recognized for performance based option award during the years ended December 31, 2016 and 2015.

The Company’s stock-based compensation expense was recognized in operating expense as follows:

	Year Ended December 31,
	2016	2015
Research and development	$1,506,036	$513,669
General and administrative	2,135,430	943,644

Total	$3,641,466	$1,457,313

OVID THERAPEUTICS INC.

Notes to Financial Statements

The fair value of employee options granted during the years ended December 31, 2016 and 2015, respectively, was estimated by utilizing the following assumptions:

	For the Year Ended December 31,
	2016	2015
	Weighted Average	Weighted Average
Volatility	82.78%	76.38%
Expected Term In Years	6.07	6.03
Dividend Rate	0.00%	0.00%
Risk-Free Interest Rate	1.45%	1.82%
Fair Value of Option on Grant Date	$2.30	$2.57

The fair value of nonemployee options granted and remeasured during the years ended December 31, 2016 and 2015, respectively, was estimated by utilizing the following assumptions:

	For the Year Ended December 31,
	2016	2015
	Weighted Average	Weighted Average
Volatility	82.62%	79.90%
Expected Term In Years	4.89	5.13
Dividend Rate	0.00%	0.00%
Risk-Free Interest Rate	1.37%	1.63%
Fair Value of Option on Grant Date	$2.21	$3.53

The following table summarizes the number of options outstanding and the weighted-average exercise price:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Contractual	Aggregate
	Shares	Price	Life in Years	Intrinsic Value
Options outstanding at December 31, 2014	150,000	$0.10
Granted	4,050,000	3.83
Exercised	—	—
Forfeited	—	—

Options Outstanding December 31, 2015	4,200,000	$3.69	8.18	$780,500

Vested at December 31, 2015	50,000	$0.10	8.71	$567,000

Exercisable at December 31, 2015	50,000	$0.10	8.71	$567,000

Options outstanding at December 31, 2015	4,200,000	$3.69
Granted	2,783,680	3.26
Exercised	—	—
Forfeited	560,000	3.80

Options Outstanding December 31, 2016	6,423,680	$3.47	8.82	$837,036

Vested at December 31, 2016	1,468,603	$3.58	8.47	$253,969

Exercisable at December 31, 2016	1,468,603	$3.58	8.47	$253,969

OVID THERAPEUTICS INC.

Notes to Financial Statements

At December 31, 2016 there was approximately $11,040,532 of unamortized share-based compensation expense, which is expected to be recognized over a remaining average vesting period of 2.95.

NOTE 8—INCOME TAXES

At December 31, 2016, the Company has available approximately $25,890,000 and $25,683,000 of unused NOL carryforwards for federal and state tax purposes, respectively, that may be applied against future taxable income. The Company also has approximately $25,600,000 of unused NOL carryforwards for New York City purposes. The NOL carryforwards will begin to expire in the year 2035 if not utilized prior to that date. There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The valuation allowance increased by approximately $10,174,000 and $5,992,000 during the years 2016 and 2015, respectively, and was approximately $16,314,000 and $6,140,000 at December 31, 2016 and 2015, respectively.

The Company may be subject to the NOL utilization provisions of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company’s capital during a specified period prior to the change, and the federal published interest rate. The Company has not completed a Section 382 analysis to determine if a change in ownership has occurred. Until an analysis is completed, there can be no assurance that the existing net operating loss carry-forwards or credits are not subject to significant limitation.

The Company’s reserves related to taxes are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. For the years ended December 31, 2016 and 2015, the Company had no unrecognized tax benefits or related interest and penalties accrued. The Company has not, yet, conducted a study of research and development credit carryforwards. This study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheet or statement of operations if an adjustment were required. The Company would recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. The Company’s uncertain tax positions are related to years that remain subject to examination by relevant tax authorities. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

OVID THERAPEUTICS INC.

Notes to Financial Statements

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	December 31,
	2016	2015
Deferred tax assets/liabilities:
Net operating loss carryovers	$11,711,643	$2,998,204
Research and development tax credits	348,816	68,290
Share-based compensation	2,035,042	633,783
Accrued compensation	600,663	712,849
Depreciation	(10,318)	(6,933)
Intangible assets	1,628,471	1,733,762

Total gross deferred tax assets/liabilities	16,314,317	6,139,955
Valuation allowance	(16,314,317)	(6,139,955)

Net deferred tax assets (liabilities)	$—	$—

A reconciliation of the statutory U.S. Federal rate to the company’s effective tax rate is as follows:

	December 31,
	2016	2015
Federal income tax benefit at statutory rate	(34.00)	(34.00)
State income tax, net of federal benefit	(11.35)	(11.33)
Permanent items	1.16	0.31
Change in valuation allowance	45.64	45.45
Research and development tax credits	(1.26)	(0.51)
Other	(0.19)	0.08

Effective income tax (benefit) expense rate	0%	0%

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is leasing space on a month to month basis effective January 1, 2017 as the Company’s original lease on its office space expired on December 31, 2016. The original lease was amended in May 2016 resulting in an increase to the monthly rent expense of $5,000. Total rent expense associated with this lease was $353,896 and $98,650, of which $142,276 and $25,975 was included in research and development expenses in the statements of operations and comprehensive income for the year ended December 31, 2016 and 2015, respectively.

The lease requires the Company to indemnify the lessor against losses, liabilities, and claims incurred in connection with the premises covered by the Company’s lease, the Company’s use of the premises, property damage or personal injury, and breach of the agreement. Through December 31, 2016, the Company had not experienced any losses related to this indemnification obligation and no claims with respect thereto were outstanding.

As of December 31, 2015, the total minimum lease payments the Company expected to pay under this lease through December 31, 2016 was $313,950.

License Agreement

On March 26, 2015, the Company entered into an exclusive agreement with H. Lundbeck A/S (“Lundbeck”) for a worldwide perpetual licensing right related the research, development and commercialization of OV101.

OVID THERAPEUTICS INC.

Notes to Financial Statements

Pursuant to the Lundbeck license agreement, the Company agreed to make milestone payments totaling up to $181 million upon the achievement of certain development, regulatory and sales milestones. The first payment of $10 million is due upon the successful completion of the first Phase 3 trial for a product in which OV101 is an active ingredient. In addition, the agreement calls for the Company to pay royalties for an initial term based on a low-double digit percentage of sales and provides for the reduction of royalties in certain limited circumstances.

In connection with the Lundbeck license agreement, the Company issued 1,052,977 shares of common stock valued at $4,011,842. The value of the common stock was based on the fair value of the Company’s common stock of $3.81 per share as determined by the Company’s Board of Directors in the same period for the purpose of option grants.

In connection with the Lundbeck license agreement, the Company paid $250,000 to another entity as a milestone payment for securing the license granted under the Lundbeck license agreement.

Since the intangibles acquired in the Lundbeck license agreement do not have alternative future use, all costs incurred were treated as research and development expense. The Company recorded a total of $4.3 million as research and development expenses related to this agreement in 2015.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company is not currently involved in any legal matters arising in the normal course of business.

Under the terms of their respective employment agreements, each of our named executive officers is eligible to receive severance payments and benefits upon a termination without “cause” or due to “permanent disability,” or upon “resignation for good reason,” contingent upon the named executive officer’s delivery to us of a satisfactory release of claims, and subject to the named executive officer’s compliance with non-competition and non-solicitation restrictive covenants for two years following the termination date.

NOTE 10—RELATED PARTY TRANSACTIONS

On July 28, 2015, the Company entered into a separation agreement with an individual, who is a related party as defined by SEC rules, to terminate his services as a consultant to the Company and as a member of the Company’s Board of Directors. In connection with this separation agreement, the individual received 100,000 shares of the Company’s common stock with a total fair value of $381,000. The value of the common stock issued was based on the fair value of the Company’s common stock of $3.81 per share, as determined by the Company’s Board of Directors in the same period for the purpose of option grants.

As of December 31, 2015, amounts due to and from related parties represented reimbursable travel related expenses.

As of December 31, 2016, amounts due from related parties represented travel related expenses.

NOTE 11—SUBSEQUENT EVENTS

Stockholders’ Equity

On January 6, 2017, the Company amended its Certificate of Incorporation to increase the authorized shares of common stock available for issuance to 62,000,000 at $0.001 par value.

OVID THERAPEUTICS INC.

Notes to Financial Statements

Takeda Collaboration

On January 6, 2017, the Company entered into a license and collaboration agreement with Takeda Pharmaceutical Company Limited (“Takeda”), pursuant to which Takeda granted the Company an exclusive license to commercialize the compound TAK-935, which we now refer to as OV935, in certain territories, and a co-exclusive worldwide license, together with Takeda, to develop OV935. In consideration of certain license rights granted to the Company pursuant to the Takeda license agreement, the Company issued 3,831,293 shares of its new Series B-1 Preferred Stock, pursuant to a Series B-1 preferred stock purchase agreement entered into on January 6, 2017, at an ascribed price per share of $6.75 on January 6, 2017 for an aggregate fair value of $25,861,228, which will be recorded as research and development expense at the date of the transaction. Under the Takeda license agreement, the Company is obligated to pay Takeda future payments if and when certain milestones are achieved. Upon the first patient enrollment in the first phase 3 trial for the first of the initial indications the Company and Takeda are focusing on in the Takeda license agreement, the Company is obligated to issue to Takeda the number of unregistered shares of our common stock equal to the lesser of (a) 8% of the Company outstanding capital stock on the issuance date or (b) $50.0 million divided by the applicable share price, unless certain events occur. The remaining potential global commercial and regulatory milestone payments equal approximately $35.0 million and can be satisfied in cash or unregistered shares of the Company’s common stock at its election, unless certain events occur.

The Series B-1 Preferred Stock has substantially similar rights and privileges as the Series B Preferred Stock (as described in Note 6), except that (i) in the event of a liquidation, dissolution or winding up of the Company, or a sale of all or substantially all of its assets, the Series B-1 Preferred Stock will share ratably on a pari passu basis with the Series B Preferred Stock in any distribution of assets in preference to the Series A Preferred Stock and the common stock and (ii) the original purchase price for Series B-1 Preferred Stock in connection with a conversion is $6.75 per share.

Equity Awards

On January 19, 2017, the Company granted option awards for an aggregate of 2,181,545 shares to employees with an exercise price of $3.95 per share, which includes performance-based options for 300,000 shares that will vest upon the completion of this IPO if the IPO results in gross proceeds to the Company of at least $75,000,000. In addition, the Company granted a fully vested option award for 60,000 shares to a consultant in connection with business development matters with an exercise price of $3.95 per share.

On February 2, 2017, the Company granted an option award for 6,000 shares to an employee with an exercise price of $3.95 per share.

Income Taxes

On February 15, 2017, the Company was approved for a $200,250 refundable credit towards future New York City tax expense. The credit is for qualified emerging technology companies (“QETCS”) focused on biotechnology located in New York City.

                    Shares

Common Stock

PRELIMINARY PROSPECTUS

                    , 2017

Citigroup

Cowen and Company

William Blair

JMP Securities

Through and including                     , 2017 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market, or NASDAQ, listing fee.

Item	Amount
SEC registration fee		$9,997
FINRA filing fee		13,438
NASDAQ listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1, and our amended and restated bylaws, attached as Exhibit 3.3, provide for the indemnification provisions described above and elsewhere herein. We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The Registrant has purchased and currently intends to maintain insurance on behalf of each and every person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors who sign this Registration Statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since April 1, 2014 (date of inception) up to the date of this document, which were not registered under the Securities Act.

(1)	Between April 1, 2014 (date of inception) and April 10, 2017, we granted options to purchase an aggregate of 9,231,225 shares of common stock, with exercise prices ranging from $0.10 to $3.95 per share, to 37 employees, directors and consultants pursuant to our 2014 Plan. 8,371,225 of these options remain outstanding.

(2)	In August 2014, we issued an aggregate of 20,000,000 shares to our President and Chief Scientific Officer and our Chief Executive Officer and Chairman of the Board at a price per share of $0.001 for an aggregate purchase price of $20,000.

(3)	In September 2014, we issued two $60,000 simple agreements for future equity to our President and Chief Scientific Officer and our Chief Executive Officer and Chairman of the Board in exchange for an aggregate of $120,000 in cash.

(4)	In October and November 2014, we issued and sold an aggregate of 5,121,453 shares of our Series A convertible preferred stock to seven accredited investors in exchange for cash and the conversion of two $60,000 simple agreements for future equity at a price per share of $0.988 for an aggregate purchase price of $5.1 million.

(5)	In March 2015, we issued an aggregate of 1,052,977 shares of our common stock to one accredited investor in consideration of the investor granting us certain license rights.

(6)	In July 2015, we issued an aggregate of 100,000 shares of our common stock to a former consultant of ours in consideration of his execution and delivery of a termination of consulting agreement and board service agreement and general release.

(7)	In August 2015, we issued and sold an aggregate of 12,038,506 shares of our Series B convertible preferred stock to 50 accredited investors at a price per share of $6.23 for an aggregate purchase price of $75.0 million.

(8)	In January 2017, we issued and sold an aggregate of 3,831,293 shares of our Series B-1 convertible preferred stock to one accredited investor in consideration of the investor granting us certain license rights.

The offers, sales and issuances of the securities described in paragraphs (2) through (8) above, and some of the offers, sales and issuances of the securities described in paragraph (1) above, were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

The offers, sales and issuances of the securities described in paragraph (1) above, except to the extent described above as exempt pursuant to Section 4(a)(2) of the Securities Act, were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the Registrant’s 2014 Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 10, 2017.

OVID THERAPEUTICS INC.

By: /s/ Jeremy M. Levin, DPhil, MB BChir
Jeremy M. Levin, DPhil, MB BChir Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeremy M. Levin, DPhil, MB BChir, and Timothy Daly, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeremy M. Levin, DPhil, MB BChir Jeremy M. Levin, DPhil, MB BChir	Chief Executive Officer and Director (Principal Executive Officer)	April 10, 2017

/s/ Timothy Daly Timothy Daly	Vice President, Finance and Corporate Controller (Principal Financial and Accounting Officer)	April 10, 2017

/s/ Matthew During, MD, DSc Matthew During, MD, DSc	President, Chief Scientific Officer and Director	April 10, 2017

/s/ Karen Bernstein, PhD Karen Bernstein, PhD	Director	April 10, 2017

/s/ Bart Friedman Bart Friedman	Director	April 10, 2017

/s/ Douglas Williams, PhD Douglas Williams, PhD	Director	April 10, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to the completion of this offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4*	Form of Amended and Restated Bylaws, to be effective immediately prior to the completion of this offering.

4.1*	Form of Common Stock Certificate of the Registrant.

4.2	Second Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated January 6, 2017.

5.1*	Opinion of Cooley LLP.

10.1+*	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+*	2017 Equity Incentive Plan.

10.3+*	Forms of Option Grant Notice and Option Agreement under 2017 Equity Incentive Plan.

10.4+*	Form of Restricted Stock Unit Grant Notice and Unit Award Agreement under 2017 Equity Incentive Plan.

10.5+	2014 Equity Incentive Plan, as amended.

10.6+	Amendment to 2014 Equity Incentive Plan, effective as of March 9, 2015.

10.7+	Amendment to 2014 Equity Incentive Plan, effective as of June 4, 2015.

10.8+	Amendment to 2014 Equity Incentive Plan, effective as of July 28, 2015.

10.9+	Amendment to 2014 Equity Incentive Plan, effective as of February 11, 2016.

10.10+	Forms of Stock Option Agreement under the 2014 Equity Incentive Plan.

10.11+	Form of Stock Option Agreement—Early Exercise under the 2014 Equity Incentive Plan.

10.12+	Form of Restricted Stock Purchase Agreement under the 2014 Equity Incentive Plan.

10.13+*	2017 Employee Stock Purchase Plan.

10.14+*	Executive Employment Agreement between the Registrant and Jeremy M. Levin, dated June 5, 2015.

10.15+*	Executive Employment Agreement between the Registrant and Amit Rakhit, dated February 8, 2016.

10.16+*	Executive Employment Agreement between the Registrant and Dirk Haasner, dated May 16, 2016.

10.17†	License Agreement by and between H. Lundbeck A/S and the Registrant, dated March 25, 2015.

10.18†	Collaboration and License Agreement, by and between the Registrant and Takeda Pharmaceutical Company Limited, effective January 6, 2017.

10.19†	Series B-1 Preferred Stock Purchase Agreement, by and between the Registrant and Takeda Pharmaceutical Company Limited, dated January 6, 2017.

Exhibit Number	Description

23.1	Consent of KPMG LLP, an Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment that will be separately filed with the Securities and Exchange Commission.